                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-47525

PROSPECTUS


                                3,000,000 SHARES

                                     [LOGO]

                              LITHIA MOTORS, INC.

                              CLASS A COMMON STOCK


    All of the shares of Class A Common Stock, no par value (the "Class A Common Stock"), offered hereby are being sold by Lithia Motors, Inc. ("Lithia" or the "Company"). The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "LMTR." On April 30, 1998, the last reported sales price of the Class A Common Stock was $15.00 per share. See "Common Stock Price Range and Dividend Policy."


    The Company has two classes of authorized Common Stock, Class A Common Stock, which is offered hereby, and Class B Common Stock, no par value (the "Class B Common Stock"). Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Class A Common Stock is not convertible but is freely transferable, while Class B Common Stock is transferable only to certain limited transferees and is freely convertible into Class A Common Stock on a share for share basis. All of the outstanding shares of Class B Common Stock, which will represent approximately 87.4% of the aggregate voting power of the Company upon completion of this Offering, are held by Lithia Holding Company, L.L.C. ("Lithia Holding") and controlled by Sidney B. DeBoer. See "Risk Factors--Concentration of Voting Power; Anti-Takeover Provisions," "Description of Capital Stock-- Common Stock" and "Principal Shareholders."
                           --------------------------

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                                                                 UNDERWRITING
                                                              PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                               PUBLIC           COMMISSIONS(1)         COMPANY(2)
Per Share..............................................        $14.50                $0.82               $13.68
Total(3)...............................................      $43,500,000          $2,460,000           $41,040,000


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting expenses payable by the Company estimated at $700,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $50,025,000, $2,829,000 and $47,196,000, respectively. See
    "Underwriting."



    The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the offices of Furman Selz LLC in New York, New York or through the facilities of the Depository Trust Company, on or about May 6, 1998.


FURMAN SELZ
        DAIN RAUSCHER WESSELS
            A DIVISION OF DAIN RAUSCHER
                    INCORPORATED

                 EVEREN SECURITIES, INC.

                          BANCAMERICA ROBERTSON STEPHENS
                           --------------------------


                   The date of this Prospectus is May 1, 1998

                              [MAP OF DEALERSHIPS]

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND THE SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    AS THE FOLLOWING IS ONLY A SUMMARY, THE READER SHOULD CAREFULLY REVIEW THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING LATER IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY


    Lithia Motors is a leading retailer of new and used vehicles in the western United States, offering 21 domestic and imported makes of new automobiles or light trucks at 22 locations: 12 in California, 7 in Oregon and 3 in Nevada. The Company sells new and used cars and light trucks, sells replacement parts, provides vehicle maintenance, warranty, paint and repair services, and arranges related financing and insurance for its automotive customers. Since December 1996 when the Company completed its initial public offering, Lithia has acquired 17 dealerships, has two acquisitions pending and is actively pursuing additional acquisitions.


    In 1997, the Company generated record total sales, net income and unit sales of new and used vehicles. Total sales increased to $319.8 million in 1997 from $142.8 million in 1996, an increase of 124%. Same store sales increased 5% while the addition of new dealerships contributed the balance of the growth in sales. For the same period, net income increased to $6.0 million from $2.6 million (pro forma), an increase of 129%. In the fourth quarter of 1997, the Company's total sales and net income were $113.1 million and $1.9 million, respectively, representing growth of 203% and 234% compared to the same period in 1996. New vehicle unit sales increased to 7,493 in 1997 from 3,274 in 1996, an increase of 129%, and retail used vehicle unit retail sales increased from 4,156 to 7,148, an increase of 72%.

    Lithia was founded in 1946 and its two senior executives have managed the Company for over 27 years. Management has developed and implemented its acquisition and operating strategies which have enabled the Company to successfully identify, acquire and integrate dealerships, achieving profitability superior to industry averages. In 1997, the Company was able to achieve a gross profit margin of 16.7% and a pre-tax margin of 3.0%, versus 12.9% and 1.5%, respectively, for the industry (latest 1996 data).

GROWTH STRATEGY

    The Company is a leading acquiror of automobile dealerships in the western United States and intends to continue to take advantage of the consolidation opportunities in the $673 billion automotive retailing industry. The Company pursues a well defined and disciplined acquisition strategy, targeting acquisitions in certain under-dealered markets where management believes the Company has the opportunity to acquire a cluster of dealerships over time and build a significant market presence. This strategy is patterned after the Company's initial core operations in southern Oregon where it operates six dealerships.

    Over the last 16 months, the Company has completed the purchase of 17 dealerships with pre-acquisition annual revenues of approximately $454 million for a total purchase price (excluding real estate purchases) of $101.3 million and an aggregate net investment of $49.3 million (excluding real estate purchases) for goodwill, working capital, notes issued to sellers and other initial investments.

    The following table sets forth certain information regarding recent acquisitions:

                                                                                 PRIOR-YEAR
                                                                                   ANNUAL
                                                                                  REVENUES*
              REGION                      LOCATION               BRANDS          (MILLIONS)      DATE ACQUIRED
-----------------------------------  -------------------  --------------------  -------------  ------------------
South-Central Oregon                 Eugene               Dodge, Dodge Trucks     $      32    December-96
                                     Medford              Nissan, BMW                    15    February-98

Northeast Bay Area, California       Vacaville            Toyota                         28    December-96
                                     Concord              Dodge, Dodge Trucks,
                                                            Isuzu                        39    April-97
                                     Napa                 Ford, Lincoln-
                                                            Mercury                      24    July-97
                                     Concord              Ford                           70    August-97
                                     Concord              Volkswagen                     **    August-97

South-Central Valley, California     Bakersfield          Nissan                         41    October-97
                                     Bakersfield          BMW, Acura                     **    October-97
                                     Fresno               Ford                           60    December-97
                                     Fresno               Mazda                          **    December-97
                                     Fresno               Nissan                         40    January-98
                                     Fresno               Jeep, Hyundai                  **    January-98
                                     Bakersfield          Jeep                           18    March-98

Northern Nevada                      Reno                 Isuzu, Lincoln-
                                                            Mercury, Suzuki,
                                                            Audi                         78    October-97
                                     Sparks               Isuzu, Lincoln-
                                                            Mercury, Suzuki              **    October-97
                                     Reno                 Volkswagen                      9    February-98
                                                                                      -----
                                                          Total                   $     454
                                                                                      -----
                                                                                      -----

------------------------

* Revenues derived or estimated by the Company from unaudited dealer financial statements for the year prior to acquisition.

** Revenues for this dealership not separately reported but are included with the dealer acquired on the same date and set forth in the preceding entry.

    Prior to December 1996, the Company operated five dealerships in Medford, Oregon. These initial core dealerships generated sales of $136 million in 1997. Based upon its current dealership locations, the percentage share of the Company's total revenues from each region is approximately: South-Central Oregon--31%; Northeast Bay Area, California--27%; South-Central Valley, California--27%; and Northern Nevada--15%.

    The Company's growth strategy is dependent upon its ability to identify acceptable acquisition candidates, consummate the acquisitions on terms favorable to the Company, obtain the consent of automobile manufacturers, hire and train professional management and sales personnel and profitably integrate the acquired operations into the Company. Although management believes substantial acquisition opportunities continue to exist, manufacturer-imposed limitations, financial constraints and competition factors could materially effect the Company's ability to further implement this strategy. See "Risk Factors."

OPERATING STRATEGY

    The Company's operating strategy consists of the following elements:

    MAINTAIN COOPERATIVE RELATIONSHIP WITH MANUFACTURERS. The Company recognizes that its success is closely tied to its relationships with the automobile manufacturers. The manufacturers are committed to the franchise system to sell their vehicles and, accordingly, have a strong interest in the strength and responsiveness of their franchise dealers. The manufacturers provide support to the Company in training its employees, designing operating systems, offering incentives and rebates to sell slower-moving vehicles and providing regional and national advertising. The Company relies on and encourages this assistance as a welcomed partner and cooperates with the manufacturers in the Company's facilities design, marketing efforts and program support.

    PROVIDE A BROAD RANGE OF PRODUCTS AND SERVICES. The Company offers a broad range of products and services including a wide selection of new and used cars and light trucks, vehicle financing and insurance and replacement parts and service. At its 22 locations, the Company offers, collectively, 21 makes of new vehicles including Dodge, Dodge Trucks, Chrysler, Plymouth, Jeep, Ford, Lincoln-Mercury, Toyota, Isuzu, Nissan, Volkswagen, Audi, Honda, Acura, Suzuki, BMW, Saturn, Pontiac, Mazda and Hyundai.

    FOCUS ON USED VEHICLE SALES. In addition to the sale of new vehicles, a key element of the Company's operating strategy is to focus on the sale of used vehicles. The Company believes that a well-managed used vehicle operation at each location affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales to improve overall profitability. The Company's goal is to sell 1.5 retail used vehicles for every new vehicle sold, compared to an industry average ratio of 0.8-to-1. The Company strives to attract customers and enhance buyer satisfaction by offering multiple financing options, a 10-day/500-mile "no questions asked" exchange program and a 60-day/3,000-mile warranty on every used vehicle sold.


    EMPHASIZE SALES OF HIGHER MARGIN PRODUCTS AND SERVICES. The Company generates substantial incremental revenue and achieves higher profitability through the sale of certain ancillary products and services such as financing and insurance, extended service contracts and vehicle maintenance. In 1997, the Company arranged financing for 71% of its new vehicle sales and 74% of its used vehicle sales, compared to 42% and 51%, respectively, for the average automobile dealership in the United States. Sales of these other ancillary products and services represent 14% of Lithia's total sales, compared to 12% for the average U.S. dealership.


    EMPLOY PROFESSIONAL MANAGEMENT TECHNIQUES. The Company employs professional management practices in all aspects of its operations, including information technology, employee training, profit-based compensation and centralized cash management. Each dealership is its own profit center and is managed by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. In addition, each dealership is supported by one of the Company's operations teams consisting of specialists in the areas of new vehicle sales, used vehicle sales, finance and insurance, service and parts, and back office administration (including accounting and management information systems).

    FOCUS ON CUSTOMER SATISFACTION AND LOYALTY. The Company emphasizes customer satisfaction throughout its organization and continually seeks to maintain its reputation for quality and fairness. The Company trains its sales personnel to identify an appropriate vehicle for each of its customers at an affordable price. In 1996, the Company implemented an innovative customer-oriented marketing program entitled "Priority You" which provides the Company's retail customers six value-added services which the Company believes are important to overall customer satisfaction.

    The Company has received a number of dealer quality and customer satisfaction awards from various manufacturers. Most recently, Lithia's Medford and Grants Pass, Oregon Chrysler product dealerships achieved Chrysler's highest recognition for dealer excellence, the Five-Star Certification. The Medford location was one of the first to receive this certification in the Pacific Northwest.

    The Company maintains its principal executive offices at 360 E. Jackson Street, Medford, Oregon 97501, and its telephone number is (541) 776-6899.

                                  THE OFFERING

Common Stock offered by the Company...  3,000,000 shares of Class A Common Stock

Common Stock to be outstanding after
the Offering..........................  5,931,715 shares of Class A Common Stock(1)
                                        4,110,000 shares of Class B Common Stock

Use of proceeds.......................  Acquisitions of additional automobile dealerships and for general corporate purposes. Prior to such
                                        use, the funds will be used to reduce borrowings
                                        under the Company's lines of credit. See "Use of
                                        Proceeds."

Nasdaq National Market symbol.........  LMTR

------------------------


(1) Does not include (i) 6,165 shares of Class A Common Stock issued pursuant to the Company's 1996 Stock Incentive Plan in March 1998; (ii) an aggregate of 613,285 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 559,674 of which were subject to outstanding options as of March 31, 1998 (see "Management--1996 Stock Incentive Plan"); (iii) an aggregate of 15,000 shares of Class A Common Stock reserved for issuance under the Company's 1997 Non-Discretionary Stock Option Plan for Non-Employee Directors, 6,000 of which were subject to outstanding options as of March 31, 1998 (see "Management--Director's Compensation"); (iv) an aggregate of 250,000 shares of Class A Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan (see "Management--Employee Stock Purchase Plan"); and (v) an additional 415,000 shares of Class A Common Stock to be reserved for issuance under the Company's 1996 Stock Incentive Plan, which increase has been approved by the Board of Directors, subject to completion of this Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents summary consolidated financial data of the Company as of the dates and for the periods indicated. The summary consolidated financial data should not be construed as representative of future operating results or financial position. The summary consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto of the Company and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                               YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------
                                                                 1993(1)    1994(1)    1995(1)    1996(1)     1997
                                                                ---------  ---------  ---------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total sales.................................................  $  92,239  $ 109,423  $ 114,196  $ 142,844  $ 319,795
  Cost of sales...............................................     74,224     89,709     93,559    118,333    266,363
                                                                ---------  ---------  ---------  ---------  ---------
  Gross profit................................................     18,015     19,714     20,637     24,511     53,432
  Selling, general and administrative.........................     14,721     14,781     16,333     19,830     40,625
  Depreciation and amortization(2)............................        401        393        402        448      1,169
                                                                ---------  ---------  ---------  ---------  ---------
  Operating income............................................      2,893      4,540      3,902      4,233     11,638
  Other income (expense), net.................................       (551)        47       (175)        (4)    (2,141)
                                                                ---------  ---------  ---------  ---------  ---------
  Income before income taxes(3)...............................      2,342      4,587      3,727      4,229      9,497
  Income taxes................................................        890      1,743      1,430      1,623      3,538
                                                                ---------  ---------  ---------  ---------  ---------
  Net income(4)...............................................  $   1,452  $   2,844  $   2,297  $   2,606  $   5,959
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Basic net income per share(4),(5).............................  $    0.64  $    1.03  $    0.50  $    0.56  $    0.85
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Diluted net income per share(4),(5)...........................  $    0.64  $    1.03  $    0.50  $    0.52  $    0.82
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
OTHER OPERATING DATA:
  New vehicles sold...........................................      2,464      2,744      2,715      3,274      7,493
  Used vehicles sold (retail and wholesale)...................      4,718      5,206      5,144      6,504     12,138
  Gross margin................................................      19.5%      18.0%      18.1%      17.2%      16.7%
  Selling, general and administrative as a percentage of
    sales.....................................................      16.0%      13.5%      14.3%      13.9%      12.7%
  Operating margin............................................       3.1%       4.2%       3.4%       3.0%       3.6%
  Pre-tax margin..............................................       2.5%       4.2%       3.3%       3.0%       3.0%

                                                                                     QUARTER ENDED
                                                              -----------------------------------------------------------
                                                               DECEMBER      MARCH                SEPTEMBER    DECEMBER
                                                                1996(1)      1997     JUNE 1997     1997         1997
                                                              -----------  ---------  ---------  -----------  -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total sales...............................................   $  37,278   $  54,704  $  66,422   $  85,573    $ 113,096
  Gross profit..............................................       6,337       8,949     10,716      14,185       19,582
  Operating income..........................................         534       1,785      2,299       3,023        4,531
  Net income(4).............................................         560       1,144      1,368       1,579        1,868
  Basic net income per share(4).............................   $    0.12   $    0.17  $    0.20   $    0.23    $    0.27
  Diluted net income per share(4)...........................   $    0.11   $    0.16  $    0.19   $    0.22    $    0.25


                                                                                         AS OF DECEMBER 31, 1997
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(6)
                                                                                        ----------  --------------
                                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.....................................................................  $   23,870   $     59,210
  Total assets........................................................................     166,526        166,526
  Short-term debt.....................................................................      85,385         50,045
  Long-term debt, less current maturities.............................................      26,558         21,558
  Total shareholders' equity..........................................................      37,877         78,217


------------------------------

(1) Restated to give effect for the Company's conversion from the LIFO method of accounting for inventory to the FIFO method, which was effective January 1, 1997.

(2) Does not include depreciation included in cost of sales related to leased vehicles. See "Consolidated Statements of Cash Flows" for total depreciation and amortization.

(3) Prior to 1994, the Company paid cash bonuses to its shareholders and members in amounts approximating their respective income tax liability on their undistributed earnings ($1.0 million in 1993), in addition to their normal salaries. These cash bonuses are reflected in selling, general & administrative expense. In 1994 and subsequent periods, cash to meet the shareholders' and members' tax liabilities was distributed to the shareholders and members as dividends. The Company believes that for a fair evaluation of its historical performance, results for 1993 should be adjusted to eliminate the cash bonus payments.

(4) The Company was an S Corporation and accordingly was not subject to federal and state income taxes prior to 1996. Net income prior to 1996 is presented on a pro forma basis to reflect the elimination of minority interest pursuant to the restructuring at the time of the initial public offering, and federal and state income taxes as if the Company had been a C Corporation, based on the effective tax rates that would have been in effect during these periods. See Notes 1 and 8 to the Company's Consolidated Financial Statements.

(5) The historical capital structure of the Company prior to the restructuring and the initial public offering was not comparable with the capital structure subsequent to these events. See Note 1 to the Consolidated Financial Statements for a reconciliation of the basic and diluted income per share.


(6) Adjusted to reflect the sale of 3 million shares of Class A Common Stock offered hereby by the Company (at the public offering price of $14.50 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom. See "Use of Proceeds."



                              RECENT DEVELOPMENTS


    The Company's revenues were $146.2 million for the quarter ended March 31, 1998 compared to $54.7 million for the first quarter of 1997. The Company's net earnings were $1.52 million for the quarter ended March 31, 1998 compared to $1.14 million for the first quarter of 1997 or $0.21 per share (diluted) vs. $0.16 per share (diluted) in the same quarter of 1997.


    As of April 9, 1998, an amendment to the Company's credit facility with U.S. Bank N.A. as agent for a syndicate of banks increased the amount of credit available to the Company for the acquisition of new vehicles by $20 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements that are based on the current beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar meaning, as they relate to the Company or Company management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed under "Risk Factors" which follows. Based upon changing conditions, if any one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements subsequent to the consummation of the Offering. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

    The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Annual sales of new vehicles by the Company have fluctuated in the past and no assurance can be given that the Company will be able to increase or maintain unit sales in the future. Accordingly, a principal component of the Company's growth strategy is to make additional acquisitions in its existing and new geographic markets. Within the past 16 months, the Company purchased 17 new dealerships and has entered into agreements to acquire two additional dealerships.

    The Company's future growth and financial success will be dependent upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates, consummate the acquisition of such dealerships on terms favorable to the Company, obtain the consent of automobile manufacturers, hire and train professional management and sales personnel at each such acquired dealership, and promptly and profitably integrate the acquired operations into the Company. See "Business--Growth Strategy."

COSTS OF ACQUISITIONS

    Acquisitions of additional dealerships will require substantial capital investment and could have a significant impact on the Company's financial position and operating results. Any such acquisitions may involve the use of cash (including the net proceeds of this Offering) or the issuance of additional debt or equity securities, which could have a dilutive effect on the then-outstanding capital stock of the Company. Future acquisitions may result in the accumulation of additional goodwill and intangible assets, which would result in higher amortization charges to the Company.


    The Company has and may continue to acquire dealerships with net profit margins which are materially below the Company's historical average net profit margin. No assurance can be given that the Company will be able to improve the profitability of such acquired dealerships. To manage its expansion, the Company will continue to evaluate the adequacy of its existing systems and procedures, including, among others, its financial and reporting control systems, data processing systems and management structure. However, no assurance can be given that the Company will adequately anticipate all of the demands its growth will impose on such systems, procedures and structure. Any failure to adequately anticipate and respond to such demands could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


DEPENDENCE ON AUTOMOBILE MANUFACTURERS

    The Company is significantly dependent upon its relationships with, and the success of, certain automobile manufacturers or authorized distributors thereof (collectively referred to herein as "manufacturers"). For the three months ended December 31, 1997, Chrysler, Ford and Toyota collectively accounted for 71% of the Company's new vehicle sales. No assurance can be given that the Company will reduce such dependency on these manufacturers. The Company may become dependent on additional manufacturers in the future as a result of new acquisitions.

    The Company also is dependent upon its manufacturers to provide it with an inventory of new vehicles. The most popular vehicles tend to provide the Company with the highest profit margins and are frequently the most difficult to obtain from the manufacturers. In order to obtain sufficient numbers of these vehicles, the Company may be required to purchase a larger number of less desirable makes and models than it would otherwise purchase. Sales of less desirable makes and models may result in lower profit margins than sales of the more popular vehicles. If the Company is unable to obtain sufficient quantities of the most popular makes and models, its profitability may be adversely affected.

    The success of each of the Company's franchises is dependent to a great extent on the success of the respective manufacturer. The success of the Company is therefore linked to the financial condition, marketing, vehicle demand, production capabilities and management of the manufacturers of which the Company is a franchisee. Events such as labor strikes or negative publicity concerning a particular manufacturer or vehicle model may adversely affect the Company. The Company has attempted to lessen its dependence on any one manufacturer by acquiring franchise agreements with a number of different domestic and foreign automobile manufacturers.

NO EXCLUSIVE FRANCHISES

    With the exception of the Saturn franchise, the Company's franchise agreements with the manufacturers do not give the Company the exclusive right to sell that manufacturer's product within a given geographical area. Accordingly, a manufacturer could grant another dealer a franchise to start a new dealership in proximity to one or more of the Company's locations or an existing dealer could move its dealership to a location which would be directly competitive with the Company. Such an event could have a material adverse effect on the Company and its operations.

MANUFACTURERS' CONSENT TO OFFERING

    Each of the Company's franchise agreements requires the consent of the manufacturer to any change in the ownership of the franchise. Until recently, all manufacturers had expressed reluctance to permit the public ownership of dealerships since franchises are awarded to a named individual to whom the manufacturer looks to have direct control of the franchise and its operations. However, within the last 18 months most manufacturers have come to accept some level of public ownership and have adopted policies to ensure a degree of control over transfer of ownership. In an attempt to address manufacturers' concerns regarding the effects of public ownership of the Company, the Company's principals established Lithia Holding and a dual-class voting structure for the Company, designed to ensure that Sidney B. DeBoer will have voting control of the Company for the foreseeable future. After the Offering, Lithia Holding Company LLC's ownership of all Common Stock will drop below 50%, although it will continue to hold sufficient voting rights to control the Company.

    Four manufacturers (Honda, Saturn, Suzuki and Hyundai) have policies or agreements with the Company which require their prior written consent to this Offering. The Company has requested such consent; however, American Honda Motor Co. has advised it will withhold its consent and Hyundai Motor America has not yet responded to the Company's request. Each of these manufacturers represents less than 3% of the Company's total sales. Saturn Corporation and Suzuki Motor Corporation have indicated they will amend their agreements to permit the issuance of the shares. While the Company believes that it is not required to obtain the consent of any other manufacturer to the Offering, there can be no assurance that any other manufacturer will not take a contrary position.

    There can be no assurance that any manufacturer that does not consent to the Offering will not terminate its franchise agreement, refuse to renew its franchise agreement, refuse to approve future acquisitions or take other action which could have a material adverse effect on the Company and its operations. The Company may have to sell one or more of its franchises or a majority interest in such franchises in order to avoid termination by a manufacturer who objects to the Offering. In the event of such a sale, no assurance can be given that the Company will be able to receive full value for such franchises or favorable sales terms.

MANUFACTURERS' CONSENT TO ACQUISITIONS

    The Company is required to obtain a consent from each relevant manufacturer prior to the acquisition of a dealership franchise. In determining whether to approve an acquisition, a manufacturer may consider many factors, including the financial condition and ownership structure of the acquiror. Most major manufacturers have now established limitations on the acquisition of new franchisee locations. These include limitations on the total number of such manufacturers' dealerships that may be acquired by a company, the number that may be acquired in any market or region, the percentage of total sales that may be controlled by one dealer group, the ownership of contiguous dealerships and the dualing of a franchise with any other brand without consent, and the frequency of acquisitions. For example, Chrysler currently limits the Company to 10 dealerships nationally, (the Company currently owns seven dealerships); Ford has a current limitation of 15 Ford and 15 Lincoln-Mercury dealerships (the Company owns three Ford and three Lincoln-Mercury dealerships) but may limit the timing of Acquisitions dependent upon the customer satisfaction index ("CSI") scores and sales performance of the Ford and Lincoln-Mercury dealership acquired and Toyota recently lifted a seven dealership limitation for any one dealer group and replaced it with a percentage of national sales limitation (3% to 5% of National sales) which is not considered a material limitation by management of the Company (the Company currently owns two Toyota dealerships). General Motors has advised the Company it may acquire up to five dealerships at this time (the Company does not currently own any General Motors dealerships).

    The Company's ability to meet manufacturers' requirements for acquisitions in the future will have a direct bearing on the Company's ability to complete acquisitions and may affect its growth strategy. Because of the public ownership structure of the Company, management does not believe it could secure approval to acquire any new Honda or Acura dealership without a change in the current policies of the manufacturer or the granting of ownership interests in the subsidiary operating the individual dealerships, to the designated dealer principal.

    In determining whether to approve an acquisition by the Company, a manufacturer also considers factors such as the Company's past performance as measured by the manufacturer's CSI scores and sales performance at the Company's existing franchises. At any point in time, a small percentage of the Company's franchises will have CSI scores which are below the manufacturers' sales zone averages or achieved sales performances below the target set by the manufacturer. Currently, the Company's Chrysler Plymouth dealership in Medford has a CSI score slightly less than average and the sale performance levels of the Medford Saturn dealership was somewhat below its manufacturer's goal. The Company endeavors to address and improve the performance when shortfalls occur. However, failure of the Company to maintain satisfactory CSI scores and sales performance goals may adversely affect the Company's ability to complete additional acquisitions.

TERMINATION OF FRANCHISE AGREEMENTS

    Each of the Company's dealerships operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over the Company's dealerships through the terms and conditions of their franchise agreements, including provisions for termination or non-renewal for a variety of causes. The Company from time-to-time has failed to comply with certain technical provisions of its franchise agreements. These agreements and state law, however, generally afford the Company a reasonable opportunity to cure violations and no manufacturer has terminated or failed to renew any franchise agreement with the Company. If a manufacturer terminates or declines to renew one or more of the Company's significant franchise agreements, such action could have a material adverse effect on the Company and its business. See "Business--Relationships with Automobile Manufacturers."

LIMITATION ON STOCK OWNERSHIP; RESTRICTION ON TRANSFER

    Certain manufacturers impose limitations on the amount of the Company's securities that may be owned by an individual or a group without the prior approval of such manufacturers. For example, any acquisition of a 20% or greater ownership share of the Company by any individual or entity without prior approval from Toyota, Isuzu, Mazda, Nissan or Saturn would be a violation of the Company's agreement with such manufacturer. The stated policy of Honda requires its consent to the acquisition of 10% or greater ownership share of the Company. Without prior written consent, most manufacturers also require that Lithia Holding and/or Sidney B. DeBoer maintain a controlling interest in the Company or the subsidiary holding the franchise. These restrictions will limit the Company's ability to raise additional capital or to consummate acquisitions through the issuance of equity securities to the extent that such issuance dilutes the ownership interest of Lithia Holding or Sidney B. DeBoer below requisite thresholds.

COMPETITION

    The automobile dealership business is highly competitive and generally fragmented. The new and used automobile sectors are characterized by a large number of private operators. In addition, certain regional and national car rental companies operate retail used car lots to dispose of their used rental cars. Private sales of used vehicles is an additional source of competition. Consolidation has continued to accelerate in the new and used automobile dealership business as national and regional companies are establishing large used automobile "mega-stores." No assurances can be made with respect to the Company's ability to continue to compete effectively with other automobile dealers. In addition, no assurance can be given that automobile manufacturers will not attempt to modify the historical automobile manufacturer/dealer franchise system in such a way to increase competition among dealers or market their vehicles through other distribution channels. See "Business--Competition."

MATURE INDUSTRY; CYCLICAL NATURE OF AUTOMOBILE SALES

    The United States automobile dealership industry generally is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in the Company's revenues and earnings are likely to be significantly affected by the Company's success in acquiring and integrating dealerships and the pace and size of such acquisitions. See "Business--Growth Strategy."

    The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and credit availability. According to industry data, profits for the average car dealership were off 7% in 1997. Sales of automobiles and light trucks were down 2.8% for the first quarter of 1998 with 3.5 million units sold. Future recessions may have a material adverse effect on the Company's business.

AVAILABILITY AND COST OF CAPITAL

    The Company's new and used automobile sales operations require significant capital resources. The Company's future operating results will be directly related to the availability and cost of its capital. The principal sources of financing for the Company's new and used automobile inventories have historically been lines of credit from U.S. Bank N.A. and cash generated from operations. No assurance can be given that the Company will be able to continue to obtain capital for its current or expanded operations from these sources or on terms and conditions acceptable to the Company.

    The Company's growth through the acquisition of additional dealerships will require substantial capital. The Company anticipates that the net proceeds from this Offering will be used to finance the acquisition of additional dealerships. If the Company's acquisition strategy is successful, the net proceeds from the Offering will be fully utilized within a limited period of time and the Company will require additional capital in order to continue its acquisition strategy. Such expansion and new acquisitions may involve the Company using cash, incurring additional debt or issuing equity securities, which could have a dilutive effect on its then-outstanding capital stock. The Company may seek to obtain funds through borrowings from institutions or by the public or private sale of its securities subsequent to this Offering. No assurance can be given that the Company will be able to obtain capital to finance its growth on terms and conditions acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL AND ADDITIONAL MANAGEMENT

    The Company's success will depend largely on the efforts and abilities of its senior management, particularly Sidney B. DeBoer, the Company's Chairman and Chief Executive Officer, M. L. Dick Heimann, the Company's President and Chief Operating Officer, and R. Bradford Gray, the Company's Executive Vice-President. The Company does not have employment agreements with any of its key management personnel which would restrict their ability to terminate their employment and compete with the Company. The Company does not maintain key man insurance on either Messrs. DeBoer or Heimann. Further, Mr. DeBoer and Mr. Heimann are identified in the Company's dealership franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers have relied on when awarding such franchises. The loss of either of those individuals could materially adversely affect the Company's on-going relationship with its vehicle manufacturers. See "Business--Relationships with Automobile Manufacturers."

    In addition, the Company places substantial responsibility on the general managers of its dealerships for the profitability of such dealerships. The Company has increased its number of dealerships from 7 in December 1996 to 22 as of April 1998. This rapid expansion has resulted in the need to hire additional managers and, as the Company continues to expand, the need for additional experienced managers will become even more critical. The market for qualified employees in the industry, particularly for general managers, is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified managers could have a material adverse effect on the Company's business and the execution of its growth strategy.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    The Company's business is seasonal with a disproportionate amount of sales occurring in the second and third quarters. Further, the Company incurs a significant amount of training and integration costs upon the acquisition of each new dealerships. Accordingly, due to such seasonality and the timing and frequency of acquisitions, the Company will likely experience quarter-to-quarter fluctuations in its operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Quarterly Financial Data."

CONCENTRATION OF VOTING POWER; ANTI-TAKEOVER PROVISIONS

    Lithia Holding Company, LLC, of which Sidney B. DeBoer, the Company's Chairman and Chief Executive Officer, is the sole managing member, holds all of the outstanding shares of Class B Common Stock. Holders of Class B Common Stock are entitled to ten votes for each share held, while holders of Class A Common Stock are entitled to one vote per share held. Consequently, upon completion of the Offering, Lithia Holding will control 87.4% of the aggregate number of votes eligible to be cast by shareholders for the election of Directors and certain other shareholder actions. Therefore, Lithia Holding will control the election of the Board of Directors of the Company and will be in a position to control the policies and operations of the Company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently does and will continue to control all of the outstanding Class B Common Stock, thus allowing him to control the Company. See "Principal Shareholders." So long as at least 16 2/3% of the total number of shares outstanding are shares of Class B Common Stock, the holders of Class B Common Stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes. Absent a significant increase in the number of shares of Class A Common Stock outstanding or conversion of Class B Common Stock into Class A Common Stock, the holders of shares of Class B Common Stock will be entitled to elect all members of the Board of Directors and control all matters subject to shareholder approval that do not require a class vote. See "Description of Capital Stock."

    Certain provisions of the Company's Articles of Incorporation may be considered anti-takeover provisions. For example, the Company's Board of Directors has the authority to issue additional shares of Common Stock and up to 15,000,000 shares of Preferred Stock and determine the price, rights, preferences and privileges (including voting rights) of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock are subject to, and may be materially adversely affected by, the rights of the holders of any outstanding Preferred Stock, if any. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. The Company's Restated Articles of Incorporation and Bylaws contain certain other provisions that may have the effect of discouraging offers to acquire the Company. See "Description of Capital Stock."

IMPORTED PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS

    Certain motor vehicles sold by the Company, as well as certain major components of vehicles sold by the Company, are of foreign origin. Accordingly, the Company is subject to the import and export restrictions of various jurisdictions and is dependent to some extent upon general economic conditions in and political relations with a number of foreign countries. Additionally, fluctuations in currency exchange rates may adversely affect the Company's sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.

SUPERVISION AND REGULATION; ENVIRONMENTAL MATTERS

    The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. While management believes that it maintains all requisite licenses and permits and is in substantial compliance with all applicable federal, state and local regulations, there can be no assurance that the Company will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on the operations of the Company. The adoption of additional laws, rules and regulations could also have a material adverse effect on the Company's business. Various state and regulatory agencies have jurisdiction over the operation of the Company's dealerships, repair shops, body shops and other operations, with respect to matters such as consumer protection, workers' safety and laws regarding clean air and water.

    As with automobile dealerships generally, and service, parts and body shop operations in particular, the Company's business involves the use, handling, storage and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

    Certain of the properties leased by the Company are located in commercial areas and have historically been used for gasoline service stations. As a consequence, it is possible that historical site activities or current neighboring activities have affected properties leased by the Company and that, as a result, additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict. See "Business--Regulation."

SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, the Company will have outstanding 5,931,715 shares of Class A Common Stock, of which the 3,000,000 shares offered hereby will, subject to certain exceptions, be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company has outstanding 4,110,000 shares of Class B Common Stock held by Lithia Holding which is convertible on a share for share basis into Class A Common Stock. Of the Company's outstanding shares, 74,450 shares of Class A Common Stock and all of the shares of Class B Common Stock are "restricted" securities under the Securities Act, which the Company believes are subject to volume limitations on resale. All of the Company's executive officers and directors and Lithia Holding have agreed not to sell any Class A Common Stock or securities exchangeable for or convertible into shares of Class A Common Stock, or any option, warrant or other right to acquire such shares, for a period of 90 days after this offering without the consent of Furman Selz LLC. An aggregate of 613,285 shares of Class A Common Stock have been reserved for issuance, and an additional 415,000 shares of Class A Common Stock are expected to be reserved for issuance, under the Company's 1996 Stock Incentive Plan. Further, an aggregate of 15,000 shares of Class A Common Stock are reserved for issuance under the Company's 1997 Non-Discretionary Stock Option Plan for Non-Employee Directors and 250,000 shares of Class A Common Stock are reserved for issuance under the Company's Stock Purchase Plan. As of the date of this Prospectus, an aggregate of 176,100 shares of Class A Common Stock were issuable upon the exercise of vested stock options granted by the Company and an aggregate of 389,574 shares were subject to issuance upon the exercise of granted but unvested stock options. The Company has filed a registration statement on Form S-8 under the Securities Act covering the 613,285 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and the 15,000 shares of Class A Common Stock reserved for issuance under the 1997 Non-Discretionary Stock Option Plan for Non-Employee Directors and expects to amend such registration statements to include the additional 415,000 shares to be reserved for issuance under the 1996 Stock Incentive Plan. Future sales of a substantial number of shares of Class A Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price for the Company's Class A Common Stock. See "Management--1996 Stock Incentive Plan" and "Description of Capital Stock."


VOLATILITY OF STOCK PRICE

    The Company's stock price has been volatile. Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in local or general economic conditions or developments affecting the automobile industry, the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially. As a result of these factors, as well as other factors common to publicly traded companies, the market price could fluctuate substantially.

LACK OF DIVIDENDS

    The Company has no plans to pay any cash dividends. See "Common Stock Price Range and Dividend Policy."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Class A Common Stock offered hereby at the public offering price of $14.50 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company are estimated to be $40,340,000 ($46,496,000 if the Underwriters' over-allotment option is exercised in full).



    The Company anticipates that the net proceeds will be used primarily to finance acquisitions of additional automobile dealerships including two pending acquisitions. Pending such utilization of the net proceeds, the Company intends to reduce outstanding borrowings (which borrowings totaled approximately $151 million at March 31, 1998) under its lines of credit with U.S. Bank N.A. Such lines currently bear interest at rates ranging from 7.625% to 8.75% per annum and mature on October 1, 1998 (subject to the Company's option to convert amounts outstanding under its acquisition line to a 5-year term loan). After completion of this Offering, the Company intends to borrow under these lines as necessary from time to time to fund purchases of new and used automobiles and additional dealerships and for general corporate purposes.


                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY


    The Company's Class A Common Stock trades on the Nasdaq National Market under the symbol LMTR. The quarterly high and low sales prices of the Company's Common Stock for the period from December 18, 1996 (the date of the Company's initial public offering) through April 30, 1998 were as follows:



                                                                               HIGH        LOW
                                                                             ---------  ---------
1996
Fourth Quarter (from December 18, 1996)....................................  $   11.50  $   10.94

1997
First Quarter..............................................................  $   13.13  $   10.50
Second Quarter.............................................................  $   12.38  $    9.50
Third Quarter..............................................................  $   14.25  $   10.50
Fourth Quarter.............................................................  $   19.00  $   13.63

1998
First Quarter..............................................................  $   17.25  $   12.00
Second Quarter (through April 30, 1998)....................................  $   17.00  $   14.81



    On April 30, 1998, the closing sale price as reported on the Nasdaq National Market was $15.00 per share. As of March 31, 1998, the Company had 28 holders of record of its Class A Common Stock.


    Since the Company's initial public offering in December 1996, it has not and does not intend to declare or pay cash dividends. The Company intends to retain any earnings that it may realize in the future to finance its acquisitions and operations. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors the Board of Directors deems relevant. See "Management Discussion and Analysis--Liquidity and Capital Resources" for cash dividend limitations proposed by credit agreement.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total consolidated capitalization of the Company at December 31, 1997 (i) on an actual historical basis and (ii) as adjusted to reflect the sale of 3,000,000 shares of Class A Common Stock pursuant to the Offering and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus. See also, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                              DECEMBER 31, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
Flooring notes payable....................................................................  $  82,598   $  47,258
Current maturities of long-term debt......................................................      2,688       2,688
Current portion of capital leases.........................................................         99          99
                                                                                            ---------  -----------
  Total short-term debt...................................................................  $  85,385   $  50,045
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term debt, less current maturities...................................................  $  24,242   $  19,242
Long-term capital leases, less current portion............................................      2,316       2,316
                                                                                            ---------  -----------
  Total long-term debt, less current maturities...........................................     26,558      21,558
                                                                                            ---------  -----------
Shareholders' equity:
  Preferred Stock, no par value, 15,000,000 shares authorized, none outstanding...........     --          --
  Common Stock
    Class A Common Stock, no par value, 100,000,000 shares authorized and outstanding;
      2,925,550 outstanding; actual; and 5,925,550 as adjusted(1).........................     28,117      68,457
    Class B Common Stock, no par value, 25,000,000 shares authorized, 4,110,000
      outstanding, actual and as adjusted.................................................        511         511
    Additional paid-in capital............................................................         59          59
  Retained earnings.......................................................................      9,190       9,190
                                                                                            ---------  -----------
    Total shareholders' equity............................................................     37,877      78,217
                                                                                            ---------  -----------
Total capitalization......................................................................  $  64,435   $  99,775
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------


(1) Does not include (i) 6,165 shares of Class A Common Stock issued pursuant to the Company's 1996 Stock Incentive Plan in March 1998; (ii) an aggregate of 613,285 shares of Class A Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan, 559,674 of which were subject to outstanding options as of March 31, 1998 (see "Management--1996 Stock Incentive Plan"); (iii) an aggregate of 15,000 shares of Class A Common Stock reserved for issuance under the Company's 1997 Non-Discretionary Stock Option Plan for Non-Employee Directors, 6,000 of which were subject to outstanding options as of March 31, 1998 (see "Management--Director's Compensation"); (iv) an aggregate of 250,000 shares of Class A Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan (see "Management--Employee Stock Purchase Plan"); and (v) an additional 415,000 shares of Class A Common Stock to be reserved for issuance under the Company's 1996 Stock Incentive Plan, which increase has been approved by the Board of Directors, subject to completion of this Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for and as of the end of each of the years in the five-year period ended December 31, 1997, are derived from the consolidated financial statements of Lithia Motors, Inc. and Subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1997 and for each of the years in the three-year period then ended, and the report thereon, are included elsewhere in this Prospectus. The following consolidated selected financial data should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                        1993(1)    1994(1)    1995(1)    1996(1)     1997
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Sales:
    New vehicles.....................................................  $  42,663  $  51,154  $  53,277  $  65,092  $ 161,294
    Used vehicles....................................................     34,986     42,381     44,061     58,611    113,099
    Other............................................................     14,590     15,888     16,858     19,141     45,402
                                                                       ---------  ---------  ---------  ---------  ---------
      Total sales....................................................     92,239    109,423    114,196    142,844    319,795
  Cost of sales......................................................     74,224     89,709     93,559    118,333    266,363
                                                                       ---------  ---------  ---------  ---------  ---------
  Gross profit.......................................................     18,015     19,714     20,637     24,511     53,432
  Selling, general and administrative(2).............................     14,721     14,781     16,333     19,830     40,625
  Depreciation and amortization(3)...................................        401        393        402        448      1,169
                                                                       ---------  ---------  ---------  ---------  ---------
  Operating income...................................................      2,893      4,540      3,902      4,233     11,638
  Interest income....................................................        216         99        179        193        138
  Interest expense...................................................     (1,374)      (954)    (1,390)    (1,353)    (3,004)
  Other income, net..................................................        607        902      1,036      1,156        725
                                                                       ---------  ---------  ---------  ---------  ---------
  Income before minority interest and income taxes...................      2,342      4,587      3,727      4,229      9,497
  Minority interest..................................................       (233)      (458)      (778)      (687)    --
                                                                       ---------  ---------  ---------  ---------  ---------
  Income before income taxes(1),(2)..................................  $   2,109  $   4,129  $   2,949      3,542      9,497
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
  Income tax (expense) benefit.......................................                                         813     (3,538)
                                                                                                        ---------  ---------
  Net income.........................................................                                   $   4,355  $   5,959
                                                                                                        ---------  ---------
                                                                                                        ---------  ---------
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Income before taxes, and minority interest, as reported............  $   2,342  $   4,587  $   3,727  $   4,229
  Pro forma provision for taxes(4)...................................       (890)    (1,743)    (1,430)    (1,623)
                                                                       ---------  ---------  ---------  ---------
  Pro forma net income...............................................  $   1,452  $   2,844  $   2,297  $   2,606
                                                                       ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------
Basic net income per share(5)........................................  $    0.64  $    1.03  $    0.50  $    0.56  $    0.85
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------
Diluted net income per share(5)......................................  $    0.64  $    1.03  $    0.50  $    0.52  $    0.82
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------


                                                                                        AS OF DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                         1993       1994       1995       1996       1997
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital....................................................  $   2,903  $   9,325  $  10,626  $  25,431  $  23,870
  Total assets.......................................................     38,088     41,981     44,117     68,964    166,526
  Short-term debt....................................................     24,380     23,511     22,300     22,000     85,385
  Long-term debt, less current maturities............................      3,789      6,748     10,743      6,160     26,558
  Total shareholders' equity.........................................      4,074      6,094      3,716     27,914     37,877

------------------------------
(1) Effective January 1, 1997, the Company converted from the LIFO method of accounting for inventories to the FIFO method. Accordingly, the 1993, 1994, 1995 and 1996 data has been restated to reflect this change. See Note 1 of Notes to Consolidated Financial Statements.

(2) Prior to 1994, the Company and its affiliated entities paid cash bonuses to their shareholders and members in amounts approximating their respective income tax liability on their undistributed earnings ($532,000 in 1991, $640,000 in 1992, and $1.0 million in 1993), in addition to their normal salaries. These cash bonuses are reflected in the selling, general and administrative expense above. In 1994 and subsequent periods, cash to meet the shareholders' and members' tax liabilities was distributed to the shareholders and members as dividends. The Company believes that for a fair evaluation of its historical performance, results for 1991, 1992 and 1993 should be adjusted to eliminate such bonus payments.

(3) Does not include depreciation included in cost of sales related to vehicles leased to others. See "Consolidated Statements of Cash Flows" for total depreciation and amortization.

(4) The Company was an S Corporation and accordingly was not subject to federal and state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C Corporation, based on the effective tax rates that would have been in effect during these periods. See "Company Restructuring and Prior S Corporation Status" and Notes 1 and 8 to the Company's Consolidated Financial Statements.

(5) The per share amounts are pro forma for 1993, 1994, 1995 and 1996 and actual for 1997.

                 SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

    The following tables set forth the Company's unaudited quarterly financial data for the quarterly periods presented. This presentation should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus.

                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                         MAR. 31,     JUN. 30,     SEP. 30,     DEC. 31,     MAR. 31,     JUN. 30,     SEP. 30,
                                          1996(1)      1996(1)      1996(1)      1996(1)       1997         1997         1997
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales:
  New vehicles........................   $  14,817    $  16,665    $  16,524    $  17,086    $  24,829    $  31,627    $  44,562
  Used vehicles.......................      13,239       15,157       15,075       15,140       22,641       25,778       28,963
  Other...............................       4,390        4,775        4,924        5,052        7,234        9,017       12,048
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total sales...........................      32,446       36,597       36,523       37,278       54,704       66,422       85,573
Cost of sales.........................      26,847       30,588       29,957       30,941       45,755       55,706       71,388
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit..........................       5,599        6,009        6,566        6,337        8,949       10,716       14,185
Selling, general and administrative...       4,410        4,646        5,090        5,684        6,995        8,195       10,849
Depreciation and amortization.........         107          110          112          119          169          222          313
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income......................       1,082        1,253        1,364          534        1,785        2,299        3,023
Other income (expense), net...........        (145)         (50)        (159)         350           79          (72)        (450)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before taxes...................         937        1,203        1,205          884        1,864        2,227        2,573
Income taxes(2).......................         360          477          462          324          720          859          994
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income(2).........................   $     577    $     726    $     743    $     560    $   1,144    $   1,368    $   1,579
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Basic net income per share(2).........   $    0.13    $    0.16    $    0.16    $    0.12    $    0.17    $    0.20    $    0.23
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Diluted net income per share(2).......   $    0.12    $    0.15    $    0.15    $    0.11    $    0.16    $    0.19    $    0.22
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                         MAR. 31,     JUN. 30,     SEP. 30,     DEC. 31,     MAR. 31,     JUN. 30,     SEP. 30,
                                          1996(1)      1996(1)      1996(1)      1996(1)       1997         1997         1997
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Sales:
  New vehicles........................       45.7%        45.6%        45.0%        45.8%        45.4%        47.6%        52.0%
  Used vehicles.......................       40.8%        41.4%        41.5%        40.6%        41.4%        38.8%        33.9%
  Other...............................       13.5%        13.0%        13.5%        13.6%        13.2%        13.6%        14.1%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total sales...........................      100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales.........................       82.8%        83.6%        82.0%        83.0%        83.6%        83.9%        83.4%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit..........................       17.2%        16.4%        18.0%        17.0%        16.4%        16.1%        16.6%
Selling, general and administrative...       13.6%        12.7%        14.0%        15.3%        12.8%        12.3%        12.7%
Depreciation and amortization.........        0.3%         0.3%         0.3%         0.3%         0.3%         0.3%         0.4%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income......................        3.3%         3.4%         3.7%         1.4%         3.3%         3.5%         3.5%
Other income (expense), net...........      (0.4)%        (0.1)%       (0.4)%         1.0%         0.1%       (0.1)%       (0.5)%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before taxes...................        2.9%         3.3%         3.3%         2.4%         3.4%         3.4%         3.0%
Income taxes(2).......................        1.1%         1.3%         1.3%         0.9%         1.3%         1.3%         1.1%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income(2).........................        1.8%         2.0%         2.0%         1.5%         2.1%         2.1%         1.9%
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                        -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                         DEC. 31,
                                           1997
                                        -----------

Sales:
  New vehicles........................   $  60,276
  Used vehicles.......................      35,717
  Other...............................      17,103
                                        -----------
Total sales...........................     113,096
Cost of sales.........................      93,514
                                        -----------
Gross profit..........................      19,582
Selling, general and administrative...      14,586
Depreciation and amortization.........         465
                                        -----------
Operating income......................       4,531
Other income (expense), net...........      (1,698)
                                        -----------
Income before taxes...................       2,833
Income taxes(2).......................         965
                                        -----------
Net income(2).........................   $   1,868
                                        -----------
                                        -----------
Basic net income per share(2).........   $    0.27
                                        -----------
                                        -----------
Diluted net income per share(2).......   $    0.25
                                        -----------
                                        -----------

                                         DEC. 31,
                                           1997
                                        -----------
Sales:
  New vehicles........................       53.3%
  Used vehicles.......................       31.6%
  Other...............................       15.1%
                                        -----------
Total sales...........................      100.0%
Cost of sales.........................       82.7%
                                        -----------
Gross profit..........................       17.3%
Selling, general and administrative...       12.9%
Depreciation and amortization.........        0.4%
                                        -----------
Operating income......................        4.0%
Other income (expense), net...........       (1.5)%
                                        -----------
Income before taxes...................        2.5%
Income taxes(2).......................        0.8%
                                        -----------
Net income(2).........................        1.7%
                                        -----------
                                        -----------

--------------------------
(1) The quarterly data for 1996 has been restated to give effect for the conversion from the LIFO method of accounting for inventory to the FIFO method, which was effective January 1, 1997.

(2) The quarterly data for 1996 is pro forma in order to be comparable to 1997 data due to S Corporation status in 1996 and C Corporation status in 1997, as well as the elimination of minority interest pursuant to the restructuring at the time of the initial public offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The following includes a discussion of certain significant business trends and uncertainties as well as other forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

GENERAL

    Lithia Motors is a leading retailer of new and used vehicles in the western United States, offering 21 domestic and imported makes of new automobiles and light trucks at 22 locations: 12 in California, 7 in Oregon and 3 in Nevada. The Company sells new and used cars and light trucks, sells replacement parts, provides vehicle maintenance, warranty, paint and repair services, and arranges related financing and insurance for its automotive customers. The Company has grown primarily by successfully acquiring and integrating dealerships and by obtaining new dealer franchises. The Company's strategy is to continue as a leading acquirer and operator of dealerships in the western United States.

    The following table sets forth selected condensed financial data expressed as a percentage of total sales for the periods indicated for the average automotive dealer in the United States (1997 data is not yet available).

                            AVERAGE U.S. DEALERSHIP

                                                                    YEAR ENDED DECEMBER 31,
                                                                    ------------------------
                                                                       1995         1996
                                                                    -----------  -----------
Sales:
  New vehicles....................................................        58.6%        58.1%
  Used vehicles...................................................        29.0%        29.5%
  Parts, service and other........................................        12.4%        12.4%
                                                                         -----        -----
    Total sales...................................................       100.0%       100.0%
Gross profit......................................................        12.9%        12.9%
Income before taxes...............................................         1.4%         1.5%

    The following table sets forth selected condensed financial data for the Company expressed as a percentage of total sales for the periods indicated below.

                              LITHIA MOTORS, INC.

                                                                           YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------
                                                                      1995(1)      1996(1)       1997
                                                                    -----------  -----------  -----------
Sales:
  New vehicles....................................................        46.6%        45.6%        50.4%
  Used vehicles...................................................        38.6%        41.0%        35.4%
  Parts, service and other........................................        14.8%        13.4%        14.2%
                                                                         -----        -----        -----
    Total sales...................................................       100.0%       100.0%       100.0%
Gross profit......................................................        18.1%        17.2%        16.7%
Income before taxes...............................................         3.3%         3.0%         3.0%

------------------------

(1)  Restated to reflect FIFO method of accounting.

    Prior to January 1, 1997, the Company utilized the LIFO (Last In-First Out) method of accounting for inventory ("LIFO Method"). Industry standard is to use the specific identification method of accounting for vehicles and the FIFO (First In-First Out) method of accounting for parts (herein collectively referred to as the "FIFO Method"). Beginning January 1, 1997, the Company began using the FIFO Method. Prior period statements have been restated to be consistent with the current year presentation on the FIFO Method.

RECENT ACQUISITIONS

    Since December 1996, the Company has completed the acquisition of 17 dealerships representing 16 makes of new automobiles and light trucks. Two additional acquisitions are pending. The Company has accounted for each of its acquisitions by the purchase method of accounting, and the results of operations of these dealerships have not been included in the Company's results of operations prior to the date they were acquired by the Company.

1997 COMPARED TO 1996

    SALES. Sales for the Company increased $177.0 million, or 123.9% to $319.8 million for the year ended December 31, 1997 from $142.8 million in 1996. Total vehicles sold during 1997 increased by 9,853, or 100.8%, to 19,631 from 9,778 during 1996. Dealerships acquired in late 1996 and 1997 accounted for 9,836 of the total vehicles sold in 1997. Same dealership sales growth was 4.8%, due to a 3.1% increase in vehicle sales, and a 20.7% increase in other sales.

        - NEW VEHICLES. The Company sells 21 domestic and imported brands ranging from economy to luxury cars, as well as sport utility vehicles, minivans and light trucks. In 1997 and 1996, the Company sold 7,493 and 3,274 new vehicles, generating revenues of $161.3 million and $65.1 million, which constituted 50.4% and 45.6% of the Company's total sales, respectively.

        The Company purchases substantially all of its new car inventory directly from manufacturers who allocate new vehicles to dealerships based on the amount of vehicles sold by the dealership and by the dealership's market area. The Company will also exchange vehicles with other dealers to accommodate customer demand and to balance inventory.

        - USED VEHICLES. The Company offers a variety of makes and models of used cars and light trucks of varying model years and prices. Used vehicle sales are an important part of the Company's overall profitability. In 1997 and 1996, the Company sold 12,138 and 6,504 used vehicles, respectively, generating revenues of $113.1 million and $58.6 million, which constituted 35.4% and 41.0% of the Company's total revenue, respectively.

        - OTHER. The Company derives additional revenue from the sale of parts and accessories, maintenance and repair services, auto body work, and financing and insurance ("F&I") transactions. Other operating revenue increased 137.7% to $45.4 million during 1997, from $19.1 million during 1996, due to an increased number of F&I transactions and, to a lesser extent, an increase in revenues derived from service department maintenance and repairs. To a limited extent, revenues from the parts and service department are counter-cyclical to new car sales as owners repair existing vehicles rather than buy new vehicles. The Company believes this helps mitigate the effects of a downturn in the new vehicle sales cycle.

    GROSS PROFIT. Gross profit increased 118.0% during 1997 to $53.4 million, compared with $24.5 million for 1996, primarily because of the increase in new and used vehicle unit sales during the period. The gross profit margin achieved by the Company on new vehicle sales during 1997 and 1996 was 11.4% and 13.1%, respectively. This compares favorably with the average gross profit margin of 6.5% realized by franchised automobile dealers in the United States on sales of new vehicles in 1996. The Company sells used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which have not sold within a specified period of time, to other dealers and to wholesalers. Sales to other dealers and to wholesalers are frequently at, or close to, cost and therefore affect the Company's overall gross profit margin on used vehicle sales. Excluding wholesale transactions, the Company's gross profit margin on used vehicle sales was 11.4% in 1997 and 12.8% in 1996, as compared to the industry average for 1996 of 11.0%. Total gross profit margin decreased to 16.7% for 1997 from 17.2% for 1996. The decrease in gross profit margin was primarily a result of the acquisition of several new dealerships during 1997 which were generating gross margins lower than those of the Company. The Company's gross profit margin continues to exceed the average U.S. dealership gross profit margin of 12.9% for 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company's selling, general and administrative ("SG&A") expense increased $20.8 million, or 104.9%, to $40.6 million for 1997 compared to $19.8 million for 1996. SG&A as a percentage of sales decreased to 12.7% for 1997 from 13.9% for 1996. The increase in SG&A was due primarily to increased selling, or variable, expense related to the increase in sales resulting from the acquisition of additional dealerships, and increased costs associated with being a public company. The decrease in SG&A as a percent of total sales is a result of economies of scale gained as the fixed expenses are spread over a larger revenue base.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $721,000 or 160.9% to $1.2 million for the year ended December 31, 1997 compared to $448,000 for 1996 primarily as a result of increased property and equipment and goodwill related to acquisitions in 1997. Depreciation and amortization was 0.4% of sales in 1997 compared to 0.3% in 1996. These figures exclude depreciation related to leased vehicles included in cost of sales.

    INTEREST EXPENSE. Interest expense increased $1.6 million or 122.0% to $3.0 million for the year ended December 31, 1997 compared to $1.4 million for 1996, primarily as a result of increased debt in 1997 related to acquisitions, partly offset by increased cash balances for a majority of the year related to the Company's initial public offering.

    OTHER INCOME, NET. Other income, net, consisting primarily of management fees from Lithia Properties, equity in the income of Lithia Properties and other non-dealer service income, decreased 37.3% to $725,000 for 1997 from $1.2 million for 1996. This decrease was primarily due to the one-time benefit of insurance proceeds received in 1996 related to damage caused by a hail storm.

    INCOME TAX EXPENSE. Prior to December 18, 1996, the Company and its affiliated entities were treated as S Corporations or as partnerships under the Internal Revenue Code for federal income tax purposes since their inception and, as a result, have not been subject to federal or certain state income taxes. Immediately before the completion of the Company's initial public offering on December 18, 1996, and in connection with its restructuring, the Company and its affiliated entities that were S Corporations terminated their status as S Corporations and became subject to federal and state income tax at applicable C Corporation rates.

    The Company's effective tax rate for 1997 was 37.3% compared to 38.4% (on a pro forma basis) for 1996. The Company's effective tax rate may be affected by the purchase of new dealerships in jurisdictions with tax rates either higher or lower than the current estimated rate.

    NET INCOME. Net income rose 128.7% to $6.0 million (1.9% of total sales) for the year ended December 31, 1997 compared to $2.6 million (1.8% of total sales), on a pro forma basis, for 1996, as a result of the individual line item changes discussed above.

1996 COMPARED TO 1995

    SALES. Sales for the Company increased $28.6 million, or 25% from $114.2 million for 1995, to $142.8 million for the year ended December 31, 1996. Total vehicles sold increased by 1,919, or 24.4%, from 7,859 during 1995 to 9,778 in 1996. The increase in sales was primarily from increased new and used vehicle unit sales as a result of increased levels of promotional activity for certain popular brands, increased availability of late model used vehicles (both retail and wholesale) which were in high demand and, to a lesser extent, from increased average per unit sales prices on both new and used vehicles. Sales in the third and fourth quarters of 1996 were also slightly higher due to a hail storm in July that mildly damaged vehicles in the Company's lots in and around Medford, Oregon. Such vehicles were sold at reduced prices, increasing unit sales, and increasing the gross profit margin due to the receipt of insurance proceeds applied to increase the gross profit rather than repair the vehicles. Sales in the fourth quarter of 1996 also increased as a result of the acquisition of two dealerships late in the quarter.

        - NEW VEHICLES. In 1996 and 1995, the Company sold 3,274 and 2,715 new vehicles, respectively, generating revenues of $65.1 million and $53.3 million, which constituted 45.6% and 46.6% of the Company's total revenues, respectively.

        - USED VEHICLES. In 1996 and 1995, the Company sold 6,504 and 5,144 used vehicles, respectively, generating revenues of $58.6 million and $44.1 million, constituting 41.0% and 38.6%, respectively, of the Company's total revenue.

        - OTHER. Revenue from maintenance and repair service, parts and other operating revenue increased 13.5% to $19.1 million during 1996, from $16.9 million during 1995, due to an increased number of F&I transactions and to a lesser extent, an increase in revenues derived from service department maintenance and repairs.

    GROSS PROFIT. Gross profit increased 18.8% during 1996 to $24.5 million, compared with $20.6 million for 1995, primarily because of the increase in new and used vehicle unit sales during the period. The gross profit margin achieved by the Company on new vehicle sales during 1996 and 1995 was 13.1% and 12.8%, respectively, compared to the average gross profit margin obtained by franchised automobile dealers in the United States on sales of new vehicles of 6.5% in 1996. Excluding wholesale transactions, the Company's gross profit margin on used vehicle sales was 12.8% in 1996 and 13.2% in 1995, as compared to the industry average for 1995 of 11.5%. Gross profit margin decreased to 17.2% for 1996 from 18.1% for 1995. The decrease in gross profit margin is primarily due to a reduction in gross profit margin on used vehicle sales caused by an increase in wholesale sales of used vehicles, which typically provide negligible profit margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company's SG&A expense increased $3.5 million, or 21.4%, to $19.8 million for 1996 compared to $16.3 million for 1995. SG&A as a percentage of sales decreased to 13.9% for 1996 from 14.3% for 1995. The increase in SG&A expense was due primarily to increased selling, or variable, expense related to the increase in sales, and to a lesser extent, an increase in compensation for additional personnel and management in preparation for acquisitions.

    INTEREST EXPENSE. In connection with the reorganization of the Company prior to its initial public offering, and the termination of the Company's status as an S Corporation, the Company distributed to the shareholders promissory notes ("Dividend Notes") in the aggregate amount of $3.9 million, representing approximately all of the previously taxed undistributed earnings of the Company through December 31, 1995. The Company's interest expense remained stable at $1.4 million for 1996 and 1995 because the increase in total debt outstanding for 1996 caused by the distribution of the Dividend Notes was offset by a decrease in interest rates during 1996.

    OTHER INCOME, NET. Other income, net, consisting primarily of management fees from Lithia Properties, equity in the income of Lithia Properties and other non-dealer service income, increased 11.6% to $1.2 million for 1996 from $1.0 million for 1995. This increase was primarily due to insurance proceeds received in 1996 related to damage caused by a hail storm.

    INCOME TAX BENEFIT. The Company and its affiliated entities have been treated for federal income tax purposes as S Corporations or as partnerships under the Internal Revenue Code since their inception and, as a result, have not been subject to federal or certain state income taxes. Immediately before the completion of the Company's initial public offering on December 18, 1996 and in connection with its restructuring, the Company and its affiliated entities that were S Corporations terminated their status as S Corporations and became subject to federal and state income tax at applicable C Corporation rates. As a result of the conversion from S Corporation status to C Corporation status in December 1996, the Company recorded a deferred tax asset of $906,000 and a corresponding benefit of $906,000 to income taxes in the fourth quarter of 1996.

    Prior to 1994, the shareholders and members of the Company and the affiliated entities each received substantial year-end tax payment bonuses to provide the cash to pay income taxes on the Company's and affiliated entities income which was taxable to the principals. Such payments were reflected in SG&A expense.

    NET INCOME. Net income was $2.6 million (1.8% of total sales) for the year ended December 31, 1996, on a pro forma basis, compared to $2.3 million (2.0% of total sales), on a pro forma basis, for 1995, as a result of the individual line item changes discussed above.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal needs for capital resources are to finance acquisitions, capital expenditures and increased working capital requirements. Historically, the Company has relied primarily upon internally generated cash flows from operations, borrowings under its credit facility and the proceeds from its initial public offering to finance its operations and expansion.


    The Company's credit facility with a syndicate of banks, with U.S. Bank N.A. as agent, provides for aggregate borrowings of $175 million (the "Credit Facility"). The Credit Facility consists of (i) a $110 million revolving line of credit to finance new and used vehicle inventory (collectively the "Flooring Line" and individually, the "New Vehicle Line" and the "Program and Used Vehicle Line", respectively); (ii) a $30 million revolving line of credit for acquisitions (the "Acquisition Line"); (iii) a $10 million revolving line of credit for leased vehicles (the "Lease Line"); (iv) a $10 million revolving line of credit for equipment (the "Equipment Line"); and (v) a $15 million commitment for real estate acquisitions (the "Real Estate Line"). The borrowing base with respect to the (i) New Vehicle Line and the swingline line of credit is 100% of the value of new vehicles in which the lenders have a perfected security interest and new vehicles sold but for which payment is not yet due; (ii) Program and Used Vehicle Line is 80% of the combined value of program and used vehicle inventory; and (iii) Acquisition Line is an amount equal to the sum of 70% of vehicle equity, franchise value, leased vehicle equity and fixed asset value. All lines of credit are cross collateralized and secured by substantially all of the Company's inventory, fixed assets, intangible assets, and accounts.


    The Credit Facility has a maturity date of October 1, 1998. At that time, the Company has the right to elect to convert outstanding loans under the Acquisition Line and the Equipment Line to a term loan payable over 5 years.

    Amounts outstanding at December 31, 1997 were as follows (in thousands):

Flooring Line......................................................................  $  82,598
Acquisition Line...................................................................      5,000
Lease Line.........................................................................      5,211
Equipment and Real Estate Lines....................................................      4,827
                                                                                     ---------
  Total............................................................................  $  97,636
                                                                                     ---------
                                                                                     ---------

    Loans under the Credit Facility bear interest at LIBOR (London Interbank Offered Rate) plus 150 to 275 basis points, equivalent to 7.625% to 8.75% at December 31, 1997.

    The Credit Facility contains financial covenants requiring the Company to maintain compliance with, among other things, specified ratios of (i) minimum net worth; (ii) total liabilities to net worth; (iii) funded debt to cash flow;
(iv) fixed charge coverage; and (v) maximum allowable capital expenditures. The Credit Facility precludes the payment of cash dividends without the consent of the lenders. The Company is currently in compliance with all such financial covenants.

    Since December 1996 when the Company completed its initial public offering, the Company has acquired 17 dealerships. The aggregate purchase price (excluding real estate) was $101.3 million, aggregate borrowings (excluding real estate purchases) were $61.1 million and the net investment by the Company was approximately $49.3 million (excluding real estate purchases) for the amount of goodwill, working capital, notes issued to sellers and other initial investments. Additionally, the Company borrowed $7.9 million to purchase the real property used by two dealerships.

    The Company anticipates that it will be able to satisfy its cash requirements at least through December 31, 1998, including its currently anticipated growth, primarily with cash flow from operations, borrowings under the Flooring Line and the Company's other lines of credit, cash currently available, and the proceeds of this Offering. In addition, the Company is exploring various alternative financing arrangements with respect to its real estate, the result of which would be to provide additional available cash. No specific plans have been made in that regard as of the date of this Prospectus.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Historically, the Company's sales have been lower in the first and fourth quarters of each year largely due to consumer purchasing patterns during the holiday season, inclement weather and the reduced number of business days during the holiday season. As a result, financial performance for the Company is generally lower during the first and fourth quarters than during the other quarters of each fiscal year; however, this did not hold true for the fourth quarters of 1996 and 1995. Management believes that interest rates, levels of consumer debt, consumer buying patterns and confidence, as well as general economic conditions, also contribute to fluctuations in sales and operating results. The timing of acquisitions may cause substantial fluctuations of operating results from quarter to quarter.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements.The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. The Company expects to adopt SFAS 130 in the first quarter of 1998 and does not expect comprehensive income to be materially different from currently reported net income.

    In June 1997, the FASB issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for the way that public business enterprises report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company expects to adopt SFAS 131 for its fiscal year beginning January 1, 1998.

INFLATION

    The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's revenues or profitability. In the past, the Company has been able to maintain its profit margins during inflationary periods.

YEAR 2000 CONVERSION

    The Company has assessed the ability of its software and other computer systems to properly utilize dates beyond December 31, 1999 (the "Year 2000 Conversion"). Management believes that the costs of the modifications and conversions required will not be material. However, if the modifications and conversions are not made or not completed in a timely fashion, the failure of its Year 2000 Conversion could have a material adverse effect on the operations of the Company.

    Although Management believes it will not have material Year 2000 Conversion issues, its future operations are dependent upon the ability of its vendors and suppliers to successfully address the Year 2000 Conversion issues. There can be no assurance that the computer systems of other companies upon which the Company's own computer system relies or upon which its business is dependent, will be timely converted, or that failure of another company to convert will not adversely affect the Company.

                                    INDUSTRY

    Domestic and foreign automobile manufacturers distribute their vehicles through franchised dealerships. In 1996, franchised automobile dealers in the United States sold over $320 billion in new cars and light trucks and over $170 billion in used vehicles. New vehicle sales grew at an average rate of 10.5% from 1992 to 1996, while new vehicle unit sales grew at an average rate of 4.1% over the same period. From 1992 through 1996 used vehicle units and revenues grew at average rates of 6.2% and 14.7%, respectively. See "Risk Factors--Cyclical Nature of Automobile Sales." The following chart provides information about new and used vehicle unit and dollar sales of U.S. franchised dealerships for the years 1992 to 1996. Used vehicle sales reflect sales at retail and wholesale from franchised dealerships, but do not include sales by independent used car and truck retailers. Sales by independent used vehicle retailers were approximately $81, $100, $134, $130 and $122 billion, respectively, from 1992 to 1996.

                                                                     UNITED STATES FRANCHISED DEALERS' VEHICLES SALES
                                                                   -----------------------------------------------------
                                                                     1992       1993       1994       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                         (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales...........................................       12.9       13.9       15.1       14.7       15.1
New vehicle sales revenue........................................  $   220.6  $   253.3  $   289.1  $   301.2  $   328.4
Used vehicle unit sales..........................................       15.1       16.3       17.8       18.5       19.2
Used vehicle sales revenue.......................................  $    99.5  $   115.0  $   138.5  $   157.3  $   171.8

    Dealerships sell new and used vehicles and offer a range of other services and products, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1996, the average dealership's revenue consisted of 58.1% new vehicle sales, 29.5% used vehicle sales and 12.4% for parts, service and other. However, as a result of intense competition for new vehicle sales, the typical dealership currently generates substantially all of its profits from the sale of used vehicles and finance and insurance products, as well as revenues derived from the dealership's parts and service departments.

    Automotive dealership profitability varies widely and depends, in part, on the effective management of inventory, marketing, competition, quality control and customer responsiveness. Since 1992, retail automobile dealerships in the United States have generated between 12.9% and 13.8% average gross profit margin and between 1.4% and 1.8% pre-tax profit margin, on sales.

    In recent years, manufacturers have offered attractive lease terms to reduce the monthly costs of owning a new automobile, especially on short-term vehicle leases. Such leases bring the consumer back to the new vehicle market sooner than if the purchase had been financed through longer-term debt financing and provide new vehicle dealerships with a steady source of late-model, off-lease vehicles for their used vehicle inventory. Vehicle leases also enable the parts and service departments within each dealership to provide repair services under factory warranty coverage for the term of the lease.

    Several economic and industry factors have led to a consolidation of the highly-fragmented vehicle dealership industry. Dealerships typically have been owned and operated by one individual who controlled a single franchise. After significant expansion in the number of franchised dealerships in the 1950's, competitive and economic pressures during the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by U.S. automobile manufacturers to imported vehicles, forced many dealerships to close or sell to better-capitalized dealer groups. Continued competitive and economic pressure on dealers, combined with the easing of restrictions against multiple dealer ownership, has led to a further reduction in the number of franchised dealerships.

    According to industry data, the number of franchised dealerships has declined from more than 36,000 dealerships in 1960 to approximately 22,000 in 1996. While the number of dealerships has decreased, there has been an increase in the formation of larger dealer groups. Despite this consolidation, however, the

Company estimates that the largest 100 dealer groups generate approximately 10% of total industry revenues and control approximately 5% of all franchised dealerships.

    The Company believes that the franchised automobile dealership industry will continue to consolidate due to the increased capital required to operate dealerships, the fact that many dealerships are owned by individuals nearing retirement age and the desire of certain manufacturers to strengthen their dealer networks through consolidating their franchised dealerships. The Company believes that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships to acquire additional franchises either for cash, stock, debt or a combination thereof. Publicly-owned dealership groups, such as the Company, are able to offer prospective sellers tax-advantaged transactions through the use of publicly-traded stock which may, in certain circumstances, make them more attractive acquirors to prospective sellers.

                                    BUSINESS

GENERAL


    Lithia Motors is a leading retailer of new and used vehicles in the western United States, offering 21 domestic and imported makes of new automobile on light trucks at 22 locations: 12 in California, 7 in Oregon and 3 in Nevada. The Company believes it is among the 50 largest automotive dealer groups as measured by annual sales of new vehicles. The Company sells new and used cars and light trucks, sells replacement parts, provides vehicle maintenance, warranty, paint and repair services, and arranges related financing and insurance for its automotive customers. Since December 1996 when the Company completed its initial public offering, Lithia has acquired 17 dealerships, has two acquisitions pending and is actively pursuing additional acquisitions.


    In 1997, the Company generated record total sales, net income and unit sales of new and used vehicles. Total sales increased to $319.8 million in 1997 from $142.8 million in 1996, an increase of 124%. Same store sales increased 5% while the addition of new dealerships contributed the balance of the growth in sales. For the same period, net income increased to $6.0 million from $2.6 million (pro forma), an increase of 129%. In the fourth quarter of 1997, the Company's total sales and net income were $113.1 million and $1.9 million, respectively, representing growth of 203% and 234% compared to the same period in 1996. New vehicle unit sales increased to 7,493 in 1997 from 3,274 in 1996, an increase of 129%, and retail used vehicle unit retail sales increased from 4,156 to 7,148, an increase of 72%.

    Lithia was founded in 1946 and its two senior executives have managed the Company for over 27 years. Management has developed and implemented its acquisition and operating strategies which have enabled the Company to successfully identify, acquire and integrate dealerships, achieving profitability superior to industry averages. In 1997, the Company was able to achieve a gross profit margin of 16.7% and a pre-tax margin of 3.0%, versus 12.9% and 1.5%, respectively, for the industry (latest 1996 data).

    The Company intends to continue to take advantage of the consolidation opportunities in the $673 billion automotive retailing industry. According to industry data, the number of franchised automobile dealerships has declined from more than 36,000 dealerships in 1960 to approximately 22,000 in 1997. Currently, the largest 100 dealer groups generate approximately 10% of total industry sales and control approximately 5% of all franchised automobile dealerships. Several economic and industry factors are expected to lead to the further consolidation of the automobile retailing industry, including increasing capital requirements necessary to operate an automobile dealership, the fact that many dealerships are owned by individuals nearing retirement age who are seeking exit opportunities, and the desire of manufacturers to strengthen their dealer networks through consolidation. The Company believes that it is well positioned to continue to capitalize on the highly fragmented and consolidating automotive retail industry.

GROWTH STRATEGY

    The Company is a leading acquiror of automobile dealerships in the western United States. The Company pursues a well defined and disciplined acquisition strategy, targeting acquisitions in certain under-dealered markets where management believes the Company has the opportunity to acquire a cluster of dealerships over time and build a significant market presence. This strategy is patterned after the Company's initial core operations in southern Oregon where it operates six dealerships. The Company's current markets include South-Central Oregon, the Northeast Bay Area and South-Central Valley regions of California, and Northern Nevada. Within these existing and new targeted markets, the Company's evaluation of potential acquisitions takes into account a dealership's size and reputation, and the brand of vehicles sold by the dealership. The Company believes that it is one of the top two acquirors of dealerships in the western United States as measured by the number acquired since January 1, 1997.

    Over the last 16 months, the Company has completed the purchase of 17 dealerships with pre-acquisition annual revenues of approximately $454 million for a total purchase price (excluding real estate purchases) of $101.3 million and an aggregate net investment of $49.3 million (excluding real estate purchases) for goodwill, working capital, notes issued to sellers and other initial investments.

    The following table sets forth certain information regarding recent acquisitions:

                                                                                    PRIOR-YEAR
                                                                                      ANNUAL
                                                                                     REVENUES*
              REGION                      LOCATION                BRANDS            (MILLIONS)      DATE ACQUIRED
-----------------------------------  -------------------  -----------------------  -------------  ------------------
South-Central Oregon                 Eugene               Dodge, Dodge Trucks        $      32    December-96
                                     Medford              Nissan, BMW                       15    February-98

Northeast Bay Area, California       Vacaville            Toyota                            28    December-96
                                     Concord              Dodge, Dodge Trucks,
                                                            Isuzu                           39    April-97
                                     Napa                 Ford, Lincoln-Mercury             24    July-97
                                     Concord              Ford                              70    August-97
                                     Concord              Volkswagen                        **    August-97

South-Central Valley, California     Bakersfield          Nissan                            41    October-97
                                     Bakersfield          BMW, Acura                        **    October-97
                                     Fresno               Ford                              60    December-97
                                     Fresno               Mazda                             **    December-97
                                     Fresno               Nissan                            40    January-98
                                     Fresno               Jeep, Hyundai                     **    January-98
                                     Bakersfield          Jeep                              18    March-98

Northern Nevada                      Reno                 Isuzu, Lincoln-Mercury,
                                                            Suzuki, Audi                    78    October-97
                                     Sparks               Isuzu, Lincoln-Mercury,
                                                            Suzuki                          **    October-97
                                     Reno                 Volkswagen                         9    February-98
                                                                                         -----
                                                          Total                      $     454
                                                                                         -----
                                                                                         -----

------------------------

* Revenues derived or estimated by the Company from unaudited dealer financial statements for the year prior to acquisition.

** Revenues for this dealership not separately reported but are included with the dealer acquired on the same date and set forth in the preceding entry.

    Prior to December 1996, the Company operated five dealerships in Medford, Oregon. These initial core dealerships generated sales of $136 million in 1997. Based upon its current dealership locations, the percentage share of the Company's total revenues from each region is approximately: South-Central Oregon--31%; Northeast Bay Area, California--27%; South-Central Valley, California--27%; and Northern Nevada--15%.

OPERATING STRATEGY

    The Company's operating strategy consists of the following elements:

    MAINTAIN COOPERATIVE RELATIONSHIP WITH MANUFACTURERS. The Company recognizes that its success is closely tied to its relationships with the automobile manufacturers. The manufacturers are committed to the franchise system to sell their vehicles and, accordingly, have a strong interest in the strength and responsiveness of their franchise dealers. The manufacturers provide support to the Company in training its employees, designing operating systems, offering incentives and rebates to sell slower-moving vehicles and providing regional and national advertising. The Company relies on and encourages this assistance as a welcomed partner and cooperates with the manufacturers in the Company's facilities design, marketing efforts and program support.

    PROVIDE A BROAD RANGE OF PRODUCTS AND SERVICES. The Company offers a broad range of products and services including a wide selection of new and used cars and light trucks, vehicle financing and insurance and replacement parts and service. At its 22 locations, the Company offers, collectively, 21 makes of new vehicles including Dodge, Dodge Trucks, Chrysler, Plymouth, Jeep, Ford, Lincoln-Mercury, Toyota, Isuzu, Nissan, Volkswagen, Audi, Honda, Acura, Suzuki, BMW, Saturn, Pontiac, Mazda and Hyundai. In addition, the Company sells a variety of used vehicles at a broad range of prices. By offering new and used vehicles and an array of complementary services at each of its locations, the Company seeks to increase customer traffic and meet specific customer needs. The Company believes that offering numerous new vehicle brands appeals to a variety of customers, minimizes dependence on any one manufacturer and reduces its exposure to supply problems and product cycles.

    FOCUS ON USED VEHICLE SALES. In addition to the sale of new vehicles, a key element of the Company's operating strategy is to focus on the sale of used vehicles. The Company believes that a well-managed used vehicle operation at each location affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales to improve overall profitability. To maintain a broad selection of high quality used vehicles and to meet local demand preferences, the Company acquires used vehicles from trade-ins and a variety of sources nationwide, including direct purchases and manufacturers' and independent auctions. The Company's goal is to sell 1.5 retail used vehicles for every new vehicle sold, compared to an industry average ratio of 0.8-to-1. The Company strives to attract customers and enhance buyer satisfaction by offering multiple financing options, a 10-day/500-mile "no questions asked" exchange program and a 60-day/3,000-mile warranty on every used vehicle sold.


    EMPHASIZE SALES OF HIGHER MARGIN PRODUCTS AND SERVICES. The Company generates substantial incremental revenue and achieves higher profitability through the sale of certain ancillary products and services such as financing and insurance, extended service contracts and vehicle maintenance. Employees receive special training and are compensated on a commission basis to sell such products and services. In 1997, the Company arranged financing for 71% of its new vehicle sales and 74% of its used vehicle sales, compared to 42% and 51%, respectively, for the average automobile dealership in the United States. Sales of these other ancillary products and services represent 14% of Lithia's total sales, compared to 12% for the average U.S. dealership. The Company also sells extended service coverage and other vehicle protection packages which the Company believes enhances the value of the vehicle and provides a higher level of customer satisfaction.


    EMPLOY PROFESSIONAL MANAGEMENT TECHNIQUES. The Company employs professional management practices in all aspects of its operations, including information technology, employee training, profit-based compensation and cash management. These efforts have been critical in managing the rapid growth in new stores over the last 16 months. Each dealership is its own profit center and is managed by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. In addition, each dealership is supported by one of the Company's operating teams consisting of specialists in the areas of new vehicle sales, used vehicle sales, finance and insurance, service and parts, and back office administration (including accounting and management information systems). The Company compensates its general managers and department managers based on the profitability of their dealerships and departments, respectively. Senior management utilizes computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement. The Company believes the application of its professional management practices provides it with a competitive advantage over many dealerships and is critical to its ability to achieve levels of profitability superior to industry averages.

    FOCUS ON CUSTOMER SATISFACTION AND LOYALTY. The Company emphasizes customer satisfaction throughout its organization and continually seeks to maintain its reputation for quality and fairness. The Company trains its sales personnel to identify an appropriate vehicle for each of its customers at an affordable price. In 1996, the Company implemented an innovative customer-oriented marketing program entitled "Priority You" which provides the Company's retail customers six value-added services which the Company believes are important to overall customer satisfaction, including a commitment to (i) provide a customer credit check within 10 minutes, (ii) complete a used vehicle appraisal within 30 minutes, (iii) complete the paper work within 90 minutes for a vehicle purchase,
(iv) provide a 10-day/500-mile "no questions asked" right of exchange on any used vehicle sold, (v) provide a warranty on all used vehicles sold for 60 days/3,000 miles, and (vi) make a donation to a local charity or educational organization for every vehicle sold. The Company believes "Priority You" will help differentiate it from many other dealerships, thereby increasing customer traffic and developing stronger customer loyalty.

    The Company has received a number of dealer quality and customer satisfaction awards from various manufacturers. Most recently, Lithia's Medford and Grants Pass, Oregon Chrysler product dealerships achieved Chrysler's highest recognition for dealer excellence, the Five-Star Certification. The certification, received by less than 20% of the Chrysler dealerships, is awarded to those dealerships who achieve high service and sales CSI ratings and have established training programs designed to continue outstanding performance. The Medford location was one of the first to receive this certification in the Pacific Northwest.

DEALERSHIP OPERATIONS

    The Company owns and operates 12 dealership locations in California, 7 in Oregon and 3 in Nevada. Each of the Company's dealerships sell new and used vehicles and related automotive parts and services. The Company's primary target market comprises middle-income customers seeking moderately-priced vehicles. The Company offers 21 makes of new vehicles, including Dodge, Dodge Trucks, Chrysler, Plymouth, Jeep, Ford, Lincoln-Mercury, Toyota, Isuzu, Nissan, Volkswagen, Audi, Honda, Acura, Suzuki, BMW, Saturn, Pontiac, Mazda and Hyundai.

    The operations of each of the Company's locations are overseen by a general manager, who has primary responsibility for all aspects of the operations of the dealership, including new and used vehicle inventory, advertising and marketing, and the selection of personnel. Each location is operated as a profit center and each general manager's compensation is based on dealership profitability. Each general manager reports directly to the Company's Chief Operating Officer. In addition, each dealership's general sales manager, used vehicle manager, parts manager, service manager and F&I managers report directly to the general manager and are compensated based on the profitability of their respective departments.

    NEW VEHICLE SALES. The Company sells 21 domestic and imported brands ranging from economy to luxury cars, sport utility vehicles, minivans and light trucks. In 1997, the Company sold 7,493 new vehicles generating revenues of $161.3 million, which constituted 50.4% of the Company's total revenues. The following table sets forth, by manufacturer, the percentage of new vehicle sales by the Company during the fourth quarter of 1997.

                                                                                                 1997 FOURTH QUARTER
                                                                                                    PERCENTAGE OF
MANUFACTURER                                                                                      NEW VEHICLE SALES
---------------------------------------------------------------------------------------------  -----------------------
Chrysler (Chrysler, Plymouth, Dodge, Jeep, Dodge Trucks).....................................                32%
Ford (Ford, Lincoln, Mercury)................................................................                27%
Toyota.......................................................................................                12%
Isuzu........................................................................................                 8%
Nissan.......................................................................................                 5%
Volkswagen, Audi.............................................................................                 4%
BMW..........................................................................................                 4%
Honda (Acura, Honda).........................................................................                 3%
General Motors (Saturn, Pontiac).............................................................                 2%
Suzuki.......................................................................................                 2%
Mazda........................................................................................                 1%
Hyundai......................................................................................                 *
                                                                                                            ---
                                                                                                            100%
                                                                                                            ---
                                                                                                            ---

------------------------

*  Acquired in 1998.

    The following table sets forth the Company's sales and gross profit margins for new vehicle sales for the periods presented.

                                                              1993       1994       1995       1996        1997
                                                            ---------  ---------  ---------  ---------  ----------
                                                                            (DOLLARS IN THOUSANDS)
Units.....................................................      2,464      2,744      2,715      3,274       7,493
Sales.....................................................  $  42,663  $  51,154  $  53,277  $  65,092  $  161,294
Gross profit margin.......................................       12.8%      12.5%      12.8%      13.1%       11.4%

    The Company purchases substantially all of its new car inventory directly from manufacturers who allocate new vehicles to dealerships based on the amount of vehicles sold by the dealership and by the dealership's market area. The Company will also exchange vehicles with other dealers to accommodate customer demand and to balance inventory.

    As required by law, the Company posts the manufacturer's suggested retail price on every new vehicle. As is customary in the automobile industry, the final sales price of a new vehicle is generally negotiated with the customer. However, at the Company's Saturn dealership the Company does not deviate from the posted price. The Company is continually evaluating its pricing practices and policies in light of changing consumer preferences and competitive factors.

    USED VEHICLE SALES. The Company offers a variety of makes and models of used cars and light trucks of varying model years and prices. Used vehicle sales are an important part of the Company's overall profitability. In 1997, the Company sold 12,138 used vehicles generating revenues of $113.1 million, which constituted 35.4% of the Company's total revenue. The Company has made a strategic commitment to emphasize used vehicle sales. As part of its focus on used vehicle sales, the Company retains a full-time used vehicle manager at each of its locations and has allocated additional financing and display space to this effort.

    The Company sells used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which have not sold within a specified period of time, to other dealers and to wholesalers. As the table below reflects, sales to other dealers and to wholesalers are frequently at or close to cost and, therefore, affect the Company's overall gross profit margin on used vehicle sales. Excluding wholesale transactions, the Company's gross profit margin on used vehicle sales was 11.4% in 1997, as compared to the industry average for 1996 of 11.0%. The following table reflects used vehicle sale transactions of the Company from 1993 through December 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                     1993       1994       1995       1996        1997
                                   ---------  ---------  ---------  ---------  ----------
                                                   (DOLLARS IN THOUSANDS)
Retail units.....................      3,076      3,372      3,302      4,156       7,148
Retail sales.....................  $  29,680  $  36,382  $  36,997  $  48,697  $   88,571
Retail gross margin..............       13.9%      13.5%      13.2%      12.8%       11.4%
Wholesale units..................      1,642      1,834      1,842      2,348       4,990
Wholesale sales..................  $   5,306  $   5,999  $   7,064  $   9,914  $   24,528
Wholesale gross margin...........        3.0%       3.0%       2.4%       1.7%        0.4%
Total units......................      4,718      5,206      5,144      6,504      12,138
Total sales......................  $  34,986  $  42,381  $  44,061  $  58,611  $  113,099
Total gross margin...............       12.3%      12.0%      11.4%      10.9%        9.1%

    The Company acquires the majority of its used vehicles through customer trade-ins. The Company also acquires its used vehicles at "closed" auctions which may be attended only by new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions which offer repossessed vehicles and vehicles being sold by other dealers.

    The Company sells the majority of its used vehicles to retail purchasers. In an effort to reach the Company's objective of 1.5 retail used vehicle sales for every new vehicle sale, the Company employs innovative marketing programs, such as "Priority You," which offers a 60-day/3,000-mile warranty and a 10-day/500-mile "no questions asked" exchange program on every used vehicle it sells in order to generate customer confidence in his or her purchasing decision. Each dealership's used vehicle manager is responsible for the purchasing and pricing of the used vehicle inventory. The Company strives to sell each of its used vehicles within 60 days of acquisition and financially motivates its used vehicle managers to effect such sales within that period.


    VEHICLE FINANCING AND LEASING. The Company believes that its customers' ability to obtain financing at its dealerships is critical to its ability to sell new and used vehicles and ancillary products and services. The Company provides a variety of financing and leasing alternatives in order to meet the specific needs of each potential customer. The Company believes its ability to obtain customer-tailored financing on a "same day" basis provides it with an advantage over many of its competitors, particularly smaller competitors who lack the resources to offer vehicle financing or who do not generate sufficient volume to attract the diversity of financing sources that are available to the Company. Because of the high profit margins which are typically generated through sales of F&I products, the Company employs more than one F&I manager at its dealership locations. The Company's F&I managers have extensive knowledge regarding available financing alternatives and sources and are specially trained to determine the customer's financing needs to enable the customer to purchase or lease an automobile. The Company seeks to finance or arrange financing for every vehicle it sells and has financed or arranged financing for a larger percentage of its transactions than the industry average. During 1997, the Company financed or arranged for financing for over 71% of its new vehicle sales and 74% of its used vehicle sales, compared to an industry average of 42% and 51%, respectively.


    The Company maintains close relationships with a wide variety of financing sources and arranges financing for its customers with those sources that are best suited to satisfy its customers' particular needs.

The Company also utilizes financing sources, whenever possible, that maximize the Company's revenues on the sale of the loan or lease to such source. The interest rates available and the required down payment, if any, depend to a large extent, upon the bank or other institution providing the financing and the credit history of the particular customer. Currently, the Company has relationships with approximately 30 banks and other financial institutions who are in a position to provide financing for automobile purchases or leases by the Company's customers. The Company's F&I managers have close working relationships with third-party financing sources which enables them to quickly determine a customer's credit position and confirm the type and level of financing that the third party can commit to provide. A credit check generally occurs within minutes while the customer remains at the dealership, allowing the sales manager to assist the customer in making a fully informed decision regarding the terms of the transaction.

    In most cases, the Company arranges financing for its customers from third party sources, which relieves the Company from any credit risk. However, in certain circumstances where the Company believes the credit risk is manageable and the risk-weighted income is expected to exceed the earnings available upon the immediate sale of the finance contract, the Company will directly finance or lease the automobile to such customer. In these cases, the Company bears the risk of default by the borrower or lessee. Historically, the Company has provided direct financing for a minimal number of its new and used vehicle sales.

    ANCILLARY SERVICES AND PRODUCTS. In addition to arranging for vehicle financing, the Company's F&I managers also market a number of ancillary products and services to every purchaser of a new or used vehicle. Typically, these products and services yield high profit margins and contribute significantly to the overall profitability of the Company.

    The Company offers third party extended service contracts which provide that, for a predetermined and prepaid price, all designated repairs covered by the plan during its term will be made at no additional charge above the deductible. While all new vehicles are sold with the automobile manufacturer's standard warranty, service plans provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used vehicles are offered a similar extended service contract, even if the selected vehicle is no longer under the manufacturer's warranty.

    The Company offers its customers credit life, health and accident insurance when they finance an automobile purchase. The Company receives a commission on each policy sold. The Company also offers other ancillary products such as protective coatings and automobile alarms.

    The Company also owns and operates two automobile rental facilities, Avis Rent-A-Car and Discount Auto & Truck Rental, Inc., both located in Medford, Oregon.

    PARTS AND SERVICE, BODY AND PAINT SHOP. The Company considers its parts and service and body and paint operations to be an integral part of its customer service program and an important element of establishing customer loyalty. The Company provides parts and service primarily for the new vehicle brands sold by the Company's dealerships but may also service other vehicles. In 1997, the Company's parts and service operations generated $29.8 million in revenues, or 9.3% of total revenues. The Company uses a variable pricing structure designed to reflect the difficulty and sophistication of different types of repairs. The mark-up on a part is based upon the cost and availability of such part.

    The parts and service business is relatively stable and provides an important recurring revenue stream to the Company's dealerships. The Company markets its parts and service products by notifying the owners of vehicles purchased at its dealerships when their vehicles are due for periodic service. This practice encourages preventive maintenance rather than post-breakdown repairs. To a limited extent, revenues from the parts and service department are countercyclical to new car sales as owners repair existing vehicles rather than buy new vehicles. The Company believes this helps mitigate the affects of a downturn in the new vehicle sales cycle.

    The Company has operated a full-service body and paint shop since 1970. In 1997, it constructed a new body and paint shop to service all of the Company's dealerships located in southwest Oregon, other dealerships in the area that do not own a body and paint shop, and a number of major automotive casualty insurance companies that contract with the Company to perform insurance repairs.

SALES AND MARKETING

    The Company places particular emphasis on customer satisfaction throughout its organization and continually seeks to maintain its reputation for quality and fairness. The Company's sales force works closely with each customer to identify an appropriate vehicle at a price affordable to that customer. The Company believes that its "counseling" approach during the sales process increases the likelihood that a customer will be satisfied with the vehicle purchased over a longer time period and enables the Company to sell more vehicles at higher gross profit margins.

    The Company recently implemented a marketing program entitled "Priority You," which provides the Company's retail customers six value-added services which the Company believes are important to the overall satisfaction of the customer, including a commitment to (i) provide a customer credit check within 10 minutes, (ii) complete a used vehicle appraisal within 30 minutes, (iii) complete the paper work within 90 minutes for a vehicle purchase, (iv) provide a 10-day/500-mile "no questions asked" right of exchange on any used vehicle sold,
(v) provide a 60-day/3,000-mile warranty on all used vehicles sold, and (vi) make a donation to a local charity or educational organization for every vehicle sold. The Company believes "Priority You" will help differentiate it from traditional dealerships, and thereby increase customer traffic and develop customer loyalty.

    Advertising and marketing play a significant role in the success of the Company. The competitive environment of the automobile dealership industry requires that a substantial portion of each sales dollar be allocated to advertising. However, as is the case with most franchised automobile dealerships, approximately 75% of the Company's advertising and marketing expenses are paid for by the automobile manufacturers. The manufacturers also provide the Company with market research, which assists the Company in developing its own advertising and marketing campaigns. The Company believes that it receives significant benefit from manufacturers' advertising, particularly in the medium-sized markets in which the Company has been the only representative of a manufacturer.

    The Company's marketing efforts focus on a wide range of potential buyers. The Company offers a variety of new and used cars and light trucks at a wide range of prices and with various financing terms. The Company utilizes most forms of media in its advertising, including television, newspaper, radio and direct mail, including periodic mailers to previous customers. The Company primarily uses advertising that focuses on developing its image as a reputable dealer, offering quality service, affordable automobiles and financing for all potential buyers. In addition, the Company's individual dealerships periodically sponsor price discounts or other promotions designed to attract additional customers. Each dealership has substantial control over the content and timing of its promotions, although all advertising is coordinated by the Company. As the Company owns several dealerships in most of the markets it serves, it realizes cost savings on its advertising expenses from volume discounts and other media concessions. The Company also participates as a member of a number of advertising cooperatives or associations whose members, among other things, pool their resources and expertise together with that of the manufacturer to develop advertising aimed at benefiting all of their members.

MANAGEMENT INFORMATION SYSTEM

    The Company's financial information, operational and accounting data and other related statistical information are consolidated, processed and maintained at its headquarters in Medford, Oregon, on a network of server computers and work stations. The flexible nature of the Company's installed network allows for accumulation, processing and distribution of information using ADP, Inc. and Reynolds & Reynolds computing programs. ADP, Inc. and Reynolds & Reynolds are national software providers for many companies including automotive dealers. All sales and expense information, and other data related to the operations of each dealership or other Company facility, are entered at each location. This system allows senior management to access detailed information on a "real time" basis from all of the Company's dealerships and other stores regarding, for example, the makes and models of automobiles in its inventory, the mix of new and used automobile sales, the number of automobiles being sold or leased, the percentage of vehicles for which the Company arranged financing or sold ancillary products and services, the profit margins being obtained on sales and the relative performances of the Company's dealerships to each other. Such information is also available to each dealership's general manager. Reports can be generated that set forth and compare revenue and expense data by department and by store, allowing management to quickly analyze the results of operations, identify trends in the business, and focus on areas that require attention or improvement. The Company believes that its management information system also allows its general managers to quickly respond to changes in consumer preferences and purchasing patterns, thereby maximizing inventory turnover.

    The Company believes that its management information system is a key factor in successfully incorporating newly acquired businesses into the Company. Following each acquisition, the Company installs its management information system at the dealership location, thereby quickly making the financial, accounting and other operational data easily accessible to senior management at the Company's corporate offices. With access to such data, senior management can more efficiently execute the Company's operating strategy at the newly acquired dealership.

CASH MANAGEMENT

    The Company employs a centralized cash management system designed to maximize returns and minimize interest expense. The Company's new vehicle flooring line is supplied by the Company's bank, rather than by automobile manufacturers, unlike many dealerships that do not have the financial condition or results of operations that would permit them to obtain bank financing on terms more favorable than those offered by manufacturers. As a result, the Company's interest rate for flooring financing is 150 to 200 basis points below the rates currently available to it from most manufacturers. In addition, in order to minimize the outstanding balance under the Company's Flooring Line, all available excess cash in the Company's various checking accounts is automatically transferred at the end of each weekday to a central collateral account at U.S. Bank N.A. These funds are used to pay down the balance under the Flooring Line, thereby reducing interest expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RELATIONSHIPS WITH AUTOMOBILE MANUFACTURERS

    The Company has, either directly or through its subsidiaries, entered into franchise or dealer sales and service agreements with each manufacturer of the new vehicles it sells. The Company currently has agreements with Chrysler Motors Corporation (Chrysler, Plymouth, Dodge, Dodge Trucks, Jeep), American Honda Motor Co., Inc. (Honda, Acura), American Isuzu Motors Inc. (Isuzu), Ford Motor Company (Ford, Lincoln, Mercury), General Motors Corporation (Pontiac), Mazda Motor of America, Inc. (Mazda), Saturn Distribution Corporation (Saturn), Toyota Motor Sales, U.S.A., Inc. (Toyota), Nissan Motor Corporation in U.S.A. (Nissan), American Suzuki Motor Corporation (Suzuki), Audi of America, Inc. (Audi), BMW of North America, Inc. (BMW), Hyundai Motor America (Hyundai), and Volkswagen of America (Volkswagen) (herein collectively referred to as "manufacturers").

    The typical automobile franchise agreement specifies the locations at which the dealer has the right and the obligation to sell vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer, which (except for Saturn) does not guarantee exclusivity within a specified territory. A franchise agreement may impose requirements on the dealer concerning such matters as the showroom, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum working capital, the training of personnel and the adherence to certain performance standards established by the manufacturer regarding sales volume and customer satisfaction. Compliance with these requirements is closely monitored by each manufacturer. In addition, manufacturers require each dealership to submit monthly and annual financial statements of operations. The franchise agreements also grant the dealer the non-exclusive right to use and display manufacturers' trademarks, service marks and designs in the form and manner approved by each manufacturer.

    Most franchise agreements expire after a specified period of time, ranging from one to five years; however, some franchise agreements, including those with Chrysler, have no termination date. Franchise agreements are routinely renewed unless the franchisee has failed to meet certain requirements. The typical franchise agreement provides for early termination or non-renewal by the manufacturer under certain circumstances such as change of management or ownership without manufacturer consent, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership, dealer manager or owner to the manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or a material breach of other provisions of the franchise agreement including the dealership's poor sales performance or low CSI ratings. The dealer is typically entitled to terminate the franchise agreement at any time without cause.

    Each franchise agreement sets forth the name of the person approved by the manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership, and contains provisions requiring the manufacturer's prior approval of changes in management or transfers of ownership of the dealership. Accordingly, any significant change in ownership, including the sale of shares by the Company to the public or the acquisition of a dealership from a third party, is subject to the consent of the respective manufacturer. Most manufacturers now have stated public ownership policies which the Company believes it will be able to satisfy. Some of the policies impose additional restrictions or conditions on the Company that would not exist under private ownership. For a summary of the restrictions and conditions applicable to the Company, see "Risk Factors-- Dependence on Automobile Manufacturers"; "--Manufacturers' Consent to Offering"; "--Manufacturers' Consent to Acquisitions."

COMPETITION

    The new and used automobile dealership business in which the Company operates is highly competitive. The automobile dealership industry is fragmented and characterized by a large number of independent operators, many of whom are individuals, families and small groups. In the sale of new vehicles, the Company principally competes with other new automobile dealers in the same general vicinity of the Company's dealership locations. Such competing dealerships may offer the same or different models and makes of vehicles that the Company sells. In the sale of used vehicles, the Company principally competes with other used automobile dealers and with new automobile dealers that operate used automobile lots in the same general vicinity of the Company's dealership locations. In each of its markets, the Company competes with numerous other new automobile dealers selling other brands and a large number of other used automobile stores. In addition, certain regional and national car rental companies operate retail used car lots to dispose of their used rental cars.

    The Company also may face increased competition from certain automobile "mega-stores," such as CarMax, AutoNation USA and Driver's Mart Worldwide Inc. Such used automobile superstores have emerged recently in various areas of the United States and are beginning to expand nationally. However, the Company is not aware of any of such superstores currently located in any region where the Company operates dealerships. In addition, the Company competes to a lesser extent with an increasing number of automobile dealers that sell vehicles through nontraditional methods, such as through direct mail or via the Internet.

    The Company believes it is larger and has more financial resources than the other operators with which it currently competes. However, as it enters other markets, the Company may face competitors that are more established or have access to greater financial resources. The Company, however, does not have any cost advantage in purchasing new vehicles from manufacturers and typically relies on advertising and merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles.

    In addition to competition for the sale of vehicles, the Company can expect increased competition for the acquisition of other dealerships. Although it is currently the only dealer group with public ownership located in western United States and faces only limited competition from other purchasers of dealerships for sale, other publicly owned dealerships with significant capital resources can be expected to be funded or enter the Company's current and targeted market areas in the future.

REGULATION

    The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the U.S. Environmental Protection Agency, have jurisdiction over the operation of the Company's dealerships, repair shops, body shops and other operations, with respect to matters such as consumer protection, workers' safety and laws regarding clean air and water.

    The relationship between a franchised automobile dealership and a manufacturer is governed by various federal and state laws established to protect dealerships from the generally unequal bargaining power between the parties. Federal laws, as well as certain state laws, prohibit a manufacturer from terminating or failing to renew a franchise without good cause. Manufacturers are also prohibited from preventing or attempting to prevent any reasonable changes in the capital structure or the manner in which a dealership is financed. Manufacturers are, however, entitled to object to a sale or change of management where such an objection is related to material reasons relating to the character, financial ability or business experience of the proposed transferee.

    Automobile dealers and manufacturers are also subject to various federal and state laws established to protect consumers, including so-called "Lemon Laws" which require a manufacturer or the dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require certain written disclosures to be provided on new vehicles, including mileage and pricing information. In addition, the financing and insurance activities of the Company are subject to certain statutes governing credit reporting, debt collection, and insurance industry regulation.

    The imported automobiles purchased by the Company are subject to United States customs duties and, in the ordinary course of its business, the Company may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges.

    As with automobile dealerships generally, and parts, service and body shop operations in particular, the Company's business involves the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company has also been required to remove aboveground and underground storage tanks containing such substances or wastes. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

    The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. An inspection conducted by the Oregon Department of Environmental Quality of the Company's body and paint shop in December 1997, identified certain violations of environmental laws and regulations and resulted in the assessment of a fine of $6,000. The violations included illegally disposing of hazardous wastes, failing to properly determine that some wastes needed to be treated as hazardous wastes and failing to clearly mark containers of hazardous waste with accumulation dates. The Company has since modified its operations and management believes the Company is in compliance with current rules and regulations at this facility.

    The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws, ordinances and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition. See "Risk-- Supervision and Regulation; Environmental Matters."

EMPLOYEES


    As of March 31, 1998, the Company employed approximately 1,300 persons on a full-time equivalent basis. The service department employees (consisting of approximately 90 employees) at Lithia Concord, Dodge, Isuzu and Lithia Sun Valley Ford, Volkswagen are bound by collective bargaining agreements. The Company believes it has a good relationship with its employees and the union with whom it has collective bargaining agreements.


PROPERTIES

    The Company and its various dealerships and other facilities occupy an aggregate of approximately 100 acres of land, providing approximately 700,000 square feet of building space. Such properties consist primarily of automobile showrooms, display lots, service facilities, two body and paint shops, rental agencies, supply facilities, automobile storage lots, parking lots and offices. The Company believes its facilities are currently adequate for its needs and are in good repair.

    The following table sets forth each of the Company's facilities, the approximate square footage at each facility, the acreage of each location and whether the facility is owned or leased.

                                                                                                     FACILITY
                                                                               -----------------------------------------------------
                                                      TOTAL                                                           LEASED FROM
                                                    BUILDING/       TOTAL         OWNED BY      LEASED FROM THIRD  LITHIA PROPERTIES
DEALERSHIP/FACILITY                                SQUARE FEET   LAND/ACRES        COMPANY            PARTY            L.L.C.(1)
-------------------------------------------------  -----------  -------------  ---------------  -----------------  -----------------
Lithia Motors, Medford, Oregon...................       5,255          0.51                                                    X
Lithia Honda Pontiac Suzuki Isuzu
  Volkswagen, Medford, Oregon....................      27,114          3.30                                                    X
Lithia Toyota Lincoln-Mercury,
  Medford, Oregon................................      56,658          5.09                                                    X
Lithia Dodge Chrysler Plymouth
  Mazda Jeep, Medford, Oregon....................      64,962          4.35                                                    X
Saturn of Southwest Oregon,
  Medford, Oregon................................      11,226          2.08                                                    X
Grants Pass Auto Center,
  Grants Pass, Oregon............................      32,138          4.12                                                    X
Lithia Toyota of Vacaville, California...........      22,900          4.18                                 X
Lithia Dodge of Eugene, Oregon...................      35,706          5.58               X
Lithia Nissan Acura BMW,
  Bakersfield, California........................      49,000          7.12                                 X

                                                                                                     FACILITY
                                                                               -----------------------------------------------------
                                                      TOTAL                                                           LEASED FROM
                                                    BUILDING/       TOTAL         OWNED BY      LEASED FROM THIRD  LITHIA PROPERTIES
DEALERSHIP/FACILITY                                SQUARE FEET   LAND/ACRES        COMPANY            PARTY            L.L.C.(1)
-------------------------------------------------  -----------  -------------  ---------------  -----------------  -----------------
Lithia Donnelly Lincoln-Mercury Audi
  Suzuki Isuzu, Reno, Nevada.....................      38,373          6.00                                 X
Lithia Donnelly Isuzu Lincoln-Mercury
  Suzuki, Sparks, Nevada.........................       8,448          1.78                                 X
Lithia Sun Valley Ford Volkswagen,
  Concord, California............................      78,240         12.60                                 X
Lithia Ford, Napa, California....................      26,900          6.20                                 X
Lithia Dodge, Concord California.................      21,722          4.46                                 X
Lithia Isuzu, Concord, California................       2,000          1.50                                 X
Lithia Ford, Fresno, California..................      60,577          6.10                                 X
Lithia Mazda, Fresno, California.................      27,947          5.00                                 X
Lithia Body & Paint, Medford, Oregon.............      42,873          5.01               X
Thrift Auto Supply, Medford, Oregon..............      11,230          0.46                                                    X
Discount Auto & Truck Rental,
  Medford, Oregon................................         278        --                                                        X
Cellular World, Medford, Oregon..................       1,850        --                                                        X
Avis Rent-A-Car, Medford, Oregon.................         630        --                                     X                  X
Lithia Nissan BMW, Medford, Oregon...............      22,687          4.03                                 X
Lithia Nissan Jeep, Fresno, California...........      47,914          6.00               X
Lithia Donnelly Volkswagen,
  Reno, Nevada...................................       9,120          4.45                                 X
Lithia Jeep, Bakersfield, California.............      12,030          2.06                                 X
Vacant Parcels, Medford, Oregon(2)...............      --              5.32               X                 X

------------------------

(1) Lithia Properties L.L.C., an Oregon limited liability company, is owned by certain affiliates of the Company.

(2) Adjacent parcels held for future development. Property includes both owned and leased parcels.

LITIGATION

    The Company is, from time to time, a party to litigation that arises in the normal course of its business. Management does not believe it is presently a party to litigation that will have a material adverse effect on its business or operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The list identifies certain information regarding the Company's executive officers and directors:

NAME                                 AGE                             POSITION
-------------------------------      ---      -------------------------------------------------------
Sidney B. DeBoer(1)............          54   Chairman, Chief Executive Officer and Secretary
M.L. Dick Heimann..............          54   President, Chief Operating Officer and Director
R. Bradford Gray...............          46   Executive Vice President and Director
Brian R. Neill.................          44   Senior Vice President and Chief Financial Officer
Thomas Becker(1)...............          46   Director
William J. Young(1)............          55   Director

------------------------

(1)  Member of the Audit and Compensation Committees.

    SIDNEY B. DEBOER. Mr. DeBoer has served as the Chairman, Chief Executive Officer and Secretary of the Company since 1968. He also is a member of various automobile industry organizations, including the President's Club of the National Automobile Dealers Association, Oregon Auto Dealers Association, Medford New Car Dealers Association, Chrysler Dealer Council, Toyota Dealer Council and Honda Dealer Council.

    M.L. DICK HEIMANN. Mr. Heimann has served as the Chief Operating Officer and Director of the Company since 1970 and was appointed President in 1997. Prior to joining the Company, he served as a district manager of Chrysler Corporation from 1967 to 1970. He is a member of various automobile industry organizations including the Oregon Auto Dealers Association, the Jeep Dealer Council and the Medford New Car Dealers Association, for which he has previously served as president. Mr. Heimann is a graduate of University of Colorado with a Bachelor of Science degree in Biology and Languages.

    R. BRADFORD GRAY. Mr. Gray has served as Executive Vice President of the Company since 1996 and became a Director of the Company in 1996. From 1981 to 1995, he served in various capacities with the Company, including as General Manager of the Company's Grants Pass (1991-1995) and Lithia Dodge (1989-1991) dealerships. Since 1975, Mr. Gray has held various positions in the automobile sales industry, including sales representative, sales manager and general manager.

    BRIAN R. NEILL. Mr. Neill has served as the Chief Financial Officer of the Company since September 1995 and as Senior Vice President since 1997. Prior to joining the Company, he served as the Senior Vice President and Chief of Operations of Jackson County Federal Bank in Medford, Oregon from 1977 to 1991. Mr. Neill is a graduate of Northwest Christian College with a Bachelor of Science degree in Management.

    THOMAS BECKER. Mr. Becker became a Director of the Company on March 1, 1997. Mr. Becker is the Executive Director of Pacific Retirement Services, Inc. and Rogue Valley Manor in Medford, Oregon. Pacific Retirement Services, Inc. is the parent corporation of: Trinity Terrace, Ft. Worth, Texas; Cascade Manor, Eugene, Oregon; University Retirement Community at Davis, Davis, California; Rogue Valley Manor Community Services, Inc., Medford, Oregon; 12 Rogue Valley Manor Community Housing Corporations located in Oregon and California; Rogue Valley Manor Foundation and Rogue Valley Manor Home Health Care Agency, both in Medford, Oregon. Mr. Becker began his career with Rogue Valley Manor on January 1, 1978. Mr. Becker holds a Bachelor of Science degree from the University of Oregon.

    WILLIAM J. YOUNG. Mr. Young became a Director of the Company on March 1, 1997. Mr. Young is the Chairman of the Board, President and Chief Executive Officer of ARC Capital, a holding company with three wholly-owned subsidiaries operating in the machine vision industry. Mr. Young has been with ARC Capital since 1994. Prior to 1994, Mr. Young served with Volkswagen of America ("VOA") for 18 years, most recently as President and Chief Executive Officer. During his tenure as President and CEO of VOA,

Mr. Young also served as President of V-Crest Systems, Inc. ("VCI"), a computer services company serving 1,200 auto dealer agencies, and Director of VCI, Inc., a $2 billion financial services company.

    The Company's Bylaws provide for not less than two and not more than seven directors. The Company currently has five directors. Directors are elected by the shareholders at the Company's annual meeting and serve until the next annual meeting and until their successors are elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD

    The Board has established a Compensation Committee and an Audit Committee. The Compensation Committee reviews and approves salaries for the executive officers, grants of stock options and other incentive compensation for employees of the Company. The Compensation Committee also administers the Company's 1996 Stock Incentive Plan and the Company's Employee Stock Purchase Plan. The Audit Committee recommends the selection of auditors for the Company and reviews the results of the audit and other reports and services provided by the Company's independent auditors.

OTHER KEY PERSONNEL

                                                            YEARS WITH THE
NAME                                              AGE           COMPANY                      CURRENT POSITION
--------------------------------------------      ---      -----------------  -----------------------------------------------
Stephen R. Philips..........................          44              21      Vice President, Operations
Dorothy Crockett............................          49              19      Vice President, Comptroller
Bill E. Daves...............................          55              18      Vice President, Operations
Bryan B. DeBoer.............................          32               9      Vice President, Acquisitions
Don Jones, Jr...............................          35               9      Vice President, Operations
Jeffrey B. DeBoer...........................          33               1      Vice President, Finance/Investor Relations

    STEPHEN R. PHILIPS, VICE PRESIDENT, OPERATIONS. Mr. Philips joined Lithia in 1977 and has held various positions with the Company, including Sales Representative, Used Vehicle Manager and General Sales Manager. Since 1985 he has held the position of General Manager of Lithia Toyota Lincoln Mercury dealership in Medford and now also serves as the General Manager of the Nissan BMW dealership in Medford. Mr. Philips has won numerous awards from Toyota for customer service excellence.

    DOROTHY CROCKETT, VICE PRESIDENT, COMPTROLLER. Ms. Crockett serves as the Company's Comptroller and has served in various administrative management positions with the Company since 1980, including accounting, personnel and administration of the Company's profit sharing plan.

    BILL E. DAVES, VICE PRESIDENT, OPERATIONS. Mr. Daves serves as the Company's Operations Manager, a position he has held since 1981. Mr. Daves has over 36 years of experience in the automotive industry in various positions, including General Manager, Training Manager, F&I sales, parts and service.

    BRYAN B. DEBOER, VICE PRESIDENT, ACQUISITIONS. Mr. DeBoer joined the Company in 1988 and has served on the acquisition team since the end of 1996. Prior to 1996, Mr. DeBoer worked in various capacities at Lithia, including General Manager of the Medford Honda Isuzu Suzuki Pontiac Volkswagen dealership, Finance Manager and General Sales Manager. He received his Bachelor of Science degree summa cum laude in Business Administration from Southern Oregon University in 1989 and is a graduate of the NADA Dealer Academy in Washington, D.C.

    DON JONES, JR., VICE PRESIDENT, OPERATIONS. Mr. Jones has served as Operations and General Manager of Lithia's Dodge Chrysler Plymouth dealerships since 1989 and currently serves as the Regional Manager for South-Central Oregon and the Northeast Bay Area of California. In both 1996 and 1997 he was awarded the Chrysler Five Star Award for Excellence. Prior to joining Lithia, Mr. Jones was General Manager at Cottage Grove Motor Company in Cottage Grove, Oregon. He received his Bachelor of Science degree in Business from the University of Oregon in 1986.

    JEFFREY B. DEBOER, VICE PRESIDENT, FINANCE/INVESTOR RELATIONS. Mr. DeBoer has been with Lithia since March 1997, serving as Vice President, Finance/Investor Relations. Prior to joining the Company, Mr. DeBoer was an equity analyst and sector fund manager at Fidelity Investments Japan from 1994 to 1997 and a Credit Officer at Fuji Bank, Ltd. in Tokyo, Japan from 1988 to 1992. He received his Bachelor of Arts degree cum laude in Asian Studies from Pomona College in 1988 and a Masters of Business Administration from London Business School in 1994.

EXECUTIVE COMPENSATION

    The following table shows compensation paid to the Chief Executive Officer and each of the two other executive officers who had total compensation during 1997 exceeding $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                    COMPENSATION AWARDS
                                                                                    -------------------
                                                             ANNUAL COMPENSATION        SECURITIES
                                                           -----------------------      UNDERLYING         ALL OTHER
NAME AND POSITION                                 YEAR       SALARY     BONUS(1)        OPTIONS(#)       COMPENSATION
----------------------------------------------  ---------  ----------  -----------  -------------------  -------------
Sidney B. DeBoer..............................       1997  $  364,800   $   4,689            3,636         $   9,711(2)
  Chairman, Chief Executive                          1996  $  344,550   $   1,500           68,500         $   7,282(2)
  Officer and Secretary                              1995  $  331,125   $   1,500               --         $   2,310(3)

M.L. Dick Heimann.............................       1997  $  273,000   $   1,996            3,636         $   7,262(4)
  President, Chief Operating                         1996  $  273,000   $   1,500           68,500         $   5,842(4)
  Officer and Director                               1995  $  277,125   $   1,500               --         $   2,310(3)

R. Bradford Gray..............................       1997  $  238,000   $   3,898            2,909         $   6,795(5)
  Executive Vice President                           1996  $  196,000   $   3,851           68,500         $   6,296(5)
  and Director                                       1995  $  189,060   $   3,645               --         $   5,935(6)

------------------------

(1) Includes a "wellness bonus" of $1,500 in 1995 and 1996 and $1,000 in 1997 for each of the Named Executive Officers. All full-time employees are entitled to an annual "wellness bonus" equal to $150 per year in 1995 and 1996 and $100 per year in 1997 for each year of employment (maximum of $1,500 in 1995 and 1996 and $1,000 in 1997) for undergoing a physical and other health counseling.

(2) Consists of an automobile allowance of $7,501 and $4,907 and Company contributions to Mr. DeBoer's 401(k) account of $2,210 and $2,375 in 1997 and 1996, respectively.

(3) Consists of amounts contributed by the Company to the accounts of Mr. DeBoer and Mr. Heimann pursuant to the Company's 401(k) Plan.

(4) Consists of an automobile allowance of $5,052 and $3,467 and Company contributions to Mr. Heimann's 401(k) account of $2,210 and $2,375 in 1997 and 1996, respectively.

(5)  Consists of an automobile allowance.

(6) Includes $2,310, contributed by the Company to the account of Mr. Gray pursuant to the Company's 401(k) and Profit Sharing Plan and an automobile allowance of $3,625.

1996 STOCK INCENTIVE PLAN

    In April 1996, the Board and the Company's shareholders adopted the Company's 1996 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock-based awards ("Awards") to executive officers (including those who are directors), to other employees and to non-employee consultants of the Company. Such Awards may take any form approved by the Board or by a committee designated by the Board, including stock options, stock bonuses, stock appreciation rights and restricted stock awards. Stock options granted under the Plan may be either options that qualify as "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Options"), or those that do not qualify as such "incentive stock options" ("Non-qualified Options"). The Plan, which permits up to 670,000 shares of the Company's Class A Common Stock to be issued, terminates on April 4, 2006. As of March 31, 1998, Incentive and Non-Qualified Options with respect to a total of 559,674 shares of Class A Common Stock are outstanding, and Options covering 56,715 shares of the Company's Class A Common Stock have been exercised. An additional 53,611 shares are available for issuance under the Plan. As of March 31, 1998, options with respect to 173,100 shares are exercisable. The Board has approved an amendment to the Plan to increase the number of shares under the Plan by 415,000 shares. This amendment will be submitted to the Company's shareholders for their approval at the next annual meeting of shareholders.

    The Plan is administered by the Board or by a Compensation Committee of the Board. Subject to the terms of the Plan, the Board or the Compensation Committee determines the persons to whom Awards are granted and the terms and the number of shares covered by each Award. The term of each option may not exceed ten years from the date the option is granted, or five years in the case of an incentive stock option granted to a holder of more than 10% of the fully-diluted capital stock of the Company. Options may become exercisable in whole at grant or in installments over time, as determined by the Committee.

    With respect to the stock options granted by the Company to date, such options generally expire when the optionee ceases to be affiliated with the Company. Options may not be transferred other than by will or the laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee.

    The Plan provides that any Award may contain, at the discretion of the Committee, a provision conditioning or accelerating the receipt of benefits pursuant to such Award upon the occurrence of specified events, including continued employment by the Company, a change in control, merger, dissolution or liquidation of the Company or the sale of substantially all of the Company's assets. The acceleration of vesting of Awards in the event of a merger or other similar event may be seen as an anti-takeover provision and may have the effect of discouraging a proposal for merger, a takeover attempt or other efforts to gain control of the Company.

    Options are generally granted with an exercise price equal to the fair market value of Class A Common Stock on the date of the grant, but the Committee may, in its discretion, set the exercise price at a higher or lower amount.

    Under the terms of the stock options issued to date, payment upon the exercise of an option may be in cash, by check or by delivery of shares of Class A Common Stock with a "fair market value," as defined in the Plan, equal to the aggregate exercise price.

STOCK OPTIONS

    Based upon 1997 performance, the Company granted certain executives non-qualified stock options covering 21,454 shares exercisable at $1.00 per share. The following table contains information concerning the grant of stock options under the Company's 1996 Stock Incentive Plan (the "Plan") to the Named Executive Officers in 1997.

                                                                                                   POTENTIAL REALIZABLE
                                                          INDIVIDUAL GRANTS(1)                       VALUE AT ASSUMED
                                       ----------------------------------------------------------  ANNUAL RATES OF STOCK
                                         NUMBER OF       % OF TOTAL                                 PRICE APPRECIATION
                                        UNDERLYING     OPTIONS GRANTED    EXERCISE                  FOR OPTION TERM(2)
                                          OPTIONS      TO EMPLOYEES IN    PRICE PER   EXPIRATION   ---------------------
NAME                                      GRANTED        FISCAL YEAR        SHARE        DATE         5%         10%
-------------------------------------  -------------  -----------------  -----------  -----------  ---------  ----------
Sidney B. DeBoer.....................        3,636             8.2%       $    1.00     12/31/05   $  75,601  $  111,327
M.L. Dick Heimann....................        3,636             8.2%       $    1.00     12/31/05   $  75,601  $  111,327
R. Bradford Gray.....................        2,909             6.5%       $    1.00     12/31/05   $  60,485  $   89,068

------------------------

(1) All options granted to the named executive officers in 1997 vest as to 20% on the date of grant and as to an additional 20% on each of the first through fourth anniversaries thereof and have a term of 8 years. The market value of the underlying securities on the date of grant was $14.75.

(2) These calculations are based on certain assumed annual rates of appreciation as prescribed by rules adopted by the Securities and Exchange Commission requiring additional disclosure regarding executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock and overall stock market conditions. There can be no assurance that amounts reflected in this table will be achieved, or may not be exceeded.

OPTION EXERCISES AND HOLDINGS

    The following table provides information concerning the exercise of options during 1997 and unexercised options held as of the end of the fiscal year, with respect to the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED     IN-THE- MONEY OPTIONS AT
                                     SHARES                      OPTIONS AT FY END               FY END(1)
                                   ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                                EXERCISE      REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------  -------------  ----------  -----------  -------------  -----------  -------------
Sidney B. DeBoer................       30,000    $  462,777      25,527        16,609     $ 293,358    $   196,533
M.L. Dick Heimann...............           --            --      55,527        16,609     $ 636,136    $   196,533
R. Bradford Gray................           --            --      14,281        57,128     $ 166,664    $   674,709

------------------------

(1) Market value of the underlying securities at December 31, 1997, ($14.75 per share), minus exercise price of the unexercised options.

EMPLOYEE STOCK PURCHASE PLAN

    The Board has approved the implementation of an Employee Stock Purchase Plan (the "Purchase Plan") and has reserved a total of 250,000 shares of Class A Common Stock for issuance under the Purchase Plan. The Purchase Plan is subject to the approval of the Company's shareholders which will be sought at the next annual meeting of shareholders. The Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code") and will be administered by the Compensation Committee of the Board. Under the Purchase Plan, each calendar quarter is a separate offering period. Employees of the Company and its subsidiaries are eligible to participate in the Purchase Plan after they have completed at least six months of continuous employment and work at least 20 hours per week. Mr. DeBoer, Mr. Heimann and Mr. Gray are not currently eligible to participate in the Purchase Plan since employees who control 5% or more of the total voting power of all classes of the Company's stock are not eligible. The Purchase Plan allows eligible employees to purchase shares of the Company's Class A Common Stock through payroll deductions, which may not exceed 10% of an employee's total pay. The price of shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Class A Common Stock at the beginning or at the end of each calendar quarter. Employees may end their participation in the Purchase Plan at any time during the calendar quarter and their participation ends automatically on the termination of their employment. The Board may amend or terminate the Purchase Plan at any time but may not increase the number of shares covered by the Purchase Plan, amend the eligibility requirements or permit members of the Compensation Committee to participate in the Purchase Plan without further shareholder approval. The Purchase Plan will terminate on December 31, 2007.

DIRECTOR COMPENSATION

    Those directors who are not employees of the Company are paid $12,000 per year and receive an additional $500 per meeting of the Board or a committee of the Board in excess of one meeting per month. Non-employee directors also are granted a stock option for 1,500 shares of Class A Common Stock under the Company's 1997 Non-Discretionary Stock Option Plan for Non-Employee Directors (the "Directors' Plan") on the January 2 following the date on which they first join the Board and on each January 2 thereafter. Stock options granted under the Directors' Plan have an exercise price equal to the average of the bid and asked price of the Class A Common Stock at the close of trading on the date of grant. Such options fully vest six months following the date of grant and expire 10 years following such date subject to earlier termination one year after the death or disability of the optionee or 90 days after the optionee ceases to be a director of the Company for any other reason. Directors of the Company who are employees do not receive any additional compensation for serving as a director. All directors are also reimbursed for out-of-pocket expenses which they may incur in connection with their attendance at Board or committee meetings.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Common Stock by (i) each director of the Company,
(ii) each executive officer of the Company named in the summary compensation table, (iii) all directors and officers as a group, and (iv) each person or entity known by the Company to own beneficially more than 5% of the Common Stock. The number of shares owned is as of March 31, 1998 and the percentages are both as of that date and as adjusted to reflect the sale of shares in this offering. Except as indicated in footnotes to this table, each of the persons named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                                                    PERCENT BENEFICIALLY OWNED
                                                                       ----------------------------------------------------
                                                SHARES BENEFICIALLY
                                                       OWNED             BEFORE THE OFFERING         AFTER THE OFFERING
                                               ----------------------  ------------------------  --------------------------
NAME AND ADDRESS                                 CLASS A     CLASS B     CLASS A      CLASS B       CLASS A       CLASS B
---------------------------------------------  -----------  ---------  -----------  -----------  -------------  -----------
Sidney B. DeBoer(2),(3),(4)..................      69,227   4,110,000         2.3%       100.0%          1.2%        100.0%
M.L. Dick Heimann(2),(3),(5).................      99,227      --             3.3%      --               1.7%       --
R. Bradford Gray(2),(6)......................      27,981      --             0.9%      --               0.5%       --
Thomas Becker(2),(7).........................       5,000      --             0.2%      --               0.1%       --
William J. Young(2),(8)......................       1,500      --           *           --             *            --
All directors and executive officers as a         232,730   4,110,000         7.6%       100.0%          3.8%        100.0%
  group (6 persons)(9).......................
Lithia Holding Company, L.L.C.(2),(3)........      --       4,110,000      --            100.0%       --             100.0%
J.P. Morgan & Co. Incorporated(10) ..........     417,500      --            14.3%      --               7.0%       --
  60 Wall Street
  New York, NY 10260
Wellington Management Co., LLP(11) ..........     324,900      --            11.1%      --               5.5%       --
  75 State Street
  Boston, MA 02109
The Capital Group of Companies, Inc.(12) ....     250,000      --             8.5%      --               4.2%       --
  333 S. Hope Street, 52nd Floor
  Los Angeles, CA 90071
Gardner Lewis Asset Management(13) ..........     250,000      --             8.5%      --               4.2%       --
  285 Wilmington West Chester Pike
  Chadds Ford, PA 19317
Investment Advisors, Inc.(14) ...............     167,400      --             5.7%      --               2.8%       --
  3700 First Bank Place
  Minneapolis, MN 55440

                                                 PERCENT OF
                                                   VOTING
                                                 POWER AFTER
NAME AND ADDRESS                                 OFFERING(1)
---------------------------------------------  ---------------
Sidney B. DeBoer(2),(3),(4)..................          87.4%
M.L. Dick Heimann(2),(3),(5).................         *
R. Bradford Gray(2),(6)......................         *
Thomas Becker(2),(7).........................         *
William J. Young(2),(8)......................         *
All directors and executive officers as a              87.6%
  group (6 persons)(9).......................
Lithia Holding Company, L.L.C.(2),(3)........          87.4%
J.P. Morgan & Co. Incorporated(10) ..........           0.9%
  60 Wall Street
  New York, NY 10260
Wellington Management Co., LLP(11) ..........           0.7%
  75 State Street
  Boston, MA 02109
The Capital Group of Companies, Inc.(12) ....           0.5%
  333 S. Hope Street, 52nd Floor
  Los Angeles, CA 90071
Gardner Lewis Asset Management(13) ..........           0.5%
  285 Wilmington West Chester Pike
  Chadds Ford, PA 19317
Investment Advisors, Inc.(14) ...............           0.4%
  3700 First Bank Place
  Minneapolis, MN 55440

------------------------------

 * Less than 0.1%

 (1) Class A Common Stock is entitled to 1 vote per share and Class B Common Stock is entitled to 10 votes per share.

 (2) All such persons can be reached c/o 360 E. Jackson Street, Medford, Oregon 97501.

 (3) Lithia Holding's members are Mr. DeBoer (53.6%), Mr. Heimann (34.9%), Mr. Gray (7.0%), DeBoer Insurance, L.L.C. (3.8%) and Sid and Karen DeBoer Foundation (0.7%). Mr. DeBoer, as the manager of Lithia Holding and pursuant to the terms of its operating agreement, has the sole voting and investment power with respect to all of the Class B Common Stock held. DeBoer Insurance, L.L.C. is owned by Mr. DeBoer's adult children.

 (4) Mr. DeBoer holds options to purchase 39,227 shares of Class A Common Stock which are exercisable within 60 days of March 31, 1998. See
    "Management--Executive Compensation" and "--1996 Stock Incentive Plan."

 (5) Mr. Heimann holds options to purchase 69,227 shares of Class A Common Stock which are exercisable within 60 days of March 31, 1998. See
    "Management--Executive Compensation" and "--1996 Stock Incentive Plan." Includes 5,000 shares held by his spouse.

 (6) Mr. Gray holds options to purchase 27,981 shares of Class A Common Stock which are exercisable within 60 days of March 31, 1998. See
    "Management--Executive Compensation" and "--1996 Stock Incentive Plan."

 (7) Mr. Becker holds an option to purchase 1,500 shares of Class A Common Stock which are exercisable within 60 days of March 31, 1998. See
    "Management--Director Compensation."

 (8) Mr. Young holds an option to purchase 1,500 shares of Class A Common Stock which is exercisable within 60 days of March 31, 1998. See
    "Management--Director Compensation."

 (9) Directors and executive officers as a group hold options to purchase 153,280 shares of Class A Common Stock which are exercisable within 60 days of March 31, 1998. See "Management--Executive Compensation," "--1996 Stock Incentive Plan" and "--Director Compensation." Also includes 5,000 shares held by a spouse.

(10) J. P. Morgan & Co. Incorporated ("J. P. Morgan") is the parent holding company of Morgan Guaranty Trust Company of New York, a bank as defined in
    Section 3(a)(6) of the Securities Exchange Act of 1934 and J. P. Morgan Investment Management, Inc. and J. P. Morgan Florida Federal Savings Bank, both of which are investment advisers registered under Section 203 of the Investment Advisers Act of 1940. Based on information filed with the Securities and Exchange Commission on February 13, 1998, J.P. Morgan has sole voting power with respect to 346,800 shares and sole dispositive power with respect to all 417,500 shares.

(11) The securities referred to herein are deemed to be beneficially owned by Wellington Management Company, LLP ("WMC") as a result of its capacity as investment adviser. Such securities are owned of record by clients of WMC. Based on information filed with the Securities and Exchange Commission on February 10, 1998, WMC has shared voting power with respect to 144,400 shares and shared dispositive power with respect to all 324,900 shares. WMC is the parent holding company of Wellington Trust Company, NA, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

(12) The Capital Group Companies, Inc. ("CGC") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported herein. The investment management companies, which include Capital Guardian Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Based on information filed with the Securities and Exchange Commission on February 10, 1998, CGC does not have investment power or voting power over any of the securities held, but may be deemed to beneficially own such securities by virtue of Rule 13d-3 under the Securities and Exchange Act. Capital Guardian Trust Company is the beneficial owner of 250,000 shares of Class A Common Stock of the Company as a result of its serving as the investment manager of various institutional accounts.

(13) Gardner Lewis Asset Management is an investment adviser registered under
    Section 203 of the Investment Advisers Act of 1940. Based on information filed with the Securities and Exchange Commission on February 13, 1998, Gardner Lewis Asset Management has sole voting and dispositive power with respect to all 250,000 shares.

(14) Investment Advisers, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, based upon information filed with the Securities and Exchange Commission on March 10, 1998, it has sole voting power and sole dispositive power as to 163,100 shares and shared voting power and shared dispositive power with respect to 4,300 shares. The 167,400 shares are held by various custodian banks for various clients of Investment Advisers, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LEASE AND PURCHASE OF REAL ESTATE FROM LITHIA PROPERTIES

    Several of the parcels of real property on which the Company's businesses are located are owned by Lithia Properties, the members of which are the Company (20%), Sidney B. DeBoer (35%), M. L. Dick Heimann (30%) and three of Mr. DeBoer's children, who own 5% each. The Company and the affiliated entities paid an aggregate of $1.4 million in lease payments to Lithia Properties during the year ended December 31, 1997.

    The Company and Lithia Properties have entered into lease agreements with respect to each facility, effective January 1, 1997. The leases have remaining initial terms of 14 years and have aggregate annual lease payments during 1998 of $1.75 million. The Company is also responsible for property taxes, insurance and maintenance expenses. The 1997 lease payments are determined by a formula which sets the monthly payment at 0.83% of the fair market value of the properties according to independent appraisals. Lease payments are paid monthly and are adjusted each year beginning January 1998 to an amount equal to any increase in the cost of living based on the Consumer Price Index entitled U.S. CITY AVERAGE--ALL ITEMS FOR ALL URBAN CONSUMERS (base year 1982-84 = 100) published by the Bureau of Labor Statistics of the U.S. Department of Labor.

    Lithia Properties constructed a new body and paint shop for use by the Company, which was completed in April 1997. The Company purchased the facility and improvements together with a 5.3 acre parcel held for future development in Medford, Oregon, in 1997. The total purchase price for these properties was $2.7 million. Lithia Properties retained and after purchase of the facility, the Company continued to retain, Mark DeBoer Construction, Inc. as the general contractor for the project. Mark DeBoer, the owner of Mark DeBoer Construction, Inc., is the son of Sidney B. DeBoer and is one of the members of Lithia Properties. The general contractor fee was $128,000, an arrangement the Company believes is fair in comparison with fees negotiated with independent third parties.

    The Company has generally chosen to lease its facilities in the past. It may continue this practice in the future and assign any rights it acquires to purchase real estate in connection with the acquisition of dealerships to Lithia Properties or others.

    All of the above described transactions (as well as the guarantees described in the next paragraph) occurred before the Company had appointed any independent directors and such directors were not asked to review or ratify such transactions. However, the Company has undertaken that no future transfers to or leases with Lithia Properties will be undertaken without the unanimous approval of the independent directors on the Company's Board of Directors and a determination by such independent directors that such transactions are the equivalent of a negotiated arm's-length transaction with a third party.

GUARANTEE OF LITHIA PROPERTIES INDEBTEDNESS; SHORT-TERM LOAN FROM LITHIA
  PROPERTIES

    The Company has guaranteed and has committed to guarantee certain indebtedness of Lithia Properties incurred in connection with the purchase or refinancing of real property which secures mortgage loans. All of the properties securing these loans are occupied by the Company under long-term leases with Lithia Properties. The loans have a total outstanding principal balance of approximately $9.3 million with interest rates from 8.25% to 10.0% and remaining terms of from one to 11 years.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 100,000,000 shares of Class A Common Stock, no par value, 25,000,000 shares of Class B Common Stock, no par value, and 15,000,000 shares of Preferred Stock, no par value. The Board of Directors may, by its own action, decrease the number of authorized shares of Class B Common Stock. If it does so, the number of shares of Class A Common Stock will automatically be increased on a share for share basis.

COMMON STOCK

    Each share of Common Stock is designated as either Class A Common Stock or Class B Common Stock. As of the date hereof, there are 2,931,715 shares of Class A Common Stock outstanding and 4,110,000 shares of Class B Common Stock outstanding. All of the outstanding Class B Common Stock is held by Lithia Holding. Upon completion of this Offering, there will be 5,931,715 shares (6,381,715 shares if the Underwriters' over-allotment option is exercised) of Class A Common Stock and 4,110,000 shares of Class B Common Stock outstanding. The issued and outstanding shares of Class B Common Stock have been, and the shares of Class A Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

    No additional shares of Class B Common Stock can be issued without the prior approval of shareholders holding a majority of all Class A Common Stock outstanding, except in conjunction with stock splits, stock dividends, reclassification and similar transactions and events regarding the Class A Common Stock that would otherwise have the effect of changing conversion rights of the Class B Common Stock relative to the Class A Common Stock (the "Adjustments").

    Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

    While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share (subject to the Adjustments) of Class A Common Stock at the option of the holder of the Class B Common Stock. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the Adjustments) on the earliest record date for an annual meeting of the Company shareholders on which the number of shares of Class B Common Stock outstanding is less than 1% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances). Any purported transfer of Class B Common Stock to a person who is not a permitted transferee under the Articles of Incorporation is automatically void.

    Subject to the preferences applicable to any Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. Each share of Class A Common Stock and Class B Common Stock will be treated equally with respect to dividends and distributions.

    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders (including the election of directors). However, the Oregon Business Corporation Act would entitle either the Class A Common Stock or the Class B Common Stock to vote as a separate voting group on any proposed amendment of the Company's Articles of Incorporation otherwise requiring shareholder approval if the proposed amendment would (i) increase or decrease the aggregate number of authorized shares of the class, (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class or create a right to do so, (iii) change the shares of all or part of the class into a different number of shares of the same class, (iv) create a new class having rights or preferences with respect to distributions or dissolution that are prior to superior or substantially equal to shares of the class or (v) otherwise alter the rights, preferences or limitations of all or part of the shares of the class. In these circumstances, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Immediately after this Offering, Lithia Holding will hold shares of Class B Common Stock constituting approximately 87.4% of the voting power of the outstanding Common Stock (or 86.6% if the underwriters' over-allotment option is exercised), which will allow it to control all actions to be taken by the shareholders, except as noted above, including the election of all directors to the Board of Directors. See "Principal Shareholders" and "Risk Factors--Concentration of Voting Power; Anti-Takeover Provisions."

PREFERRED STOCK

    The Board of Directors may, without further action of the shareholders of the Company, issue shares of Preferred Stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock provides desirable flexibility in connection with possible acquisitions and other corporate purposes. However, the Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock. In addition, the Board of Directors can issue and sell shares of Preferred Stock to designated persons, the impact of which could make it more difficult for a holder of a substantial block of Common Stock to remove incumbent directors or otherwise gain control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE OREGON BUSINESS CORPORATIONS ACT

    The Company is subject to the Oregon Control Share Act (Oregon Revised Statutes Sections 60.801-60.816). The Oregon Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. This vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%, respectively. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

    The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans with respect to the Company. The Acquiring Person Statement may also request that the Company call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the

Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

    The Company is also subject to the Oregon Business Combination Act (Oregon Revised Statutes Sections 60.825-60.845). The Oregon Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock, and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans),
(ii) the Board of Directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

    The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with the provisions of these laws. A corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. The Company has not adopted such a provision and does not currently intend to do so. These laws may make the Company less attractive for takeover, and thus shareholders may not benefit from a rise in the price of the Common Stock that a takeover could cause.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    As allowed by the Oregon Business Corporation Act, the Company's Articles of Incorporation provide that the liability of the directors of the Company for monetary damages will be eliminated to the fullest extent permissible under Oregon law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful distribution to shareholders; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

    The Articles of Incorporation and the Bylaws also provide that the Company shall indemnify, to the fullest extent permitted under Oregon law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director or officer of the corporation. The Articles provide that the Company shall indemnify directors and officers against certain liabilities that may arise by reason of their status or service as a director or officer and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

TRANSFER AGENT

    The transfer agent and registrar for the Class A Common Stock is American Securities Transfer & Trust, Inc., Denver, Colorado.

                                  UNDERWRITING


    The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Class A Common Stock indicated below opposite their respective names:



                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Furman Selz LLC..................................................................     900,000
Dain Rauscher Wessels............................................................     870,000
EVEREN Securities, Inc...........................................................     870,000
BancAmerica Robertson Stephens...................................................     360,000
                                                                                   ----------
      Total......................................................................   3,000,000
                                                                                   ----------
                                                                                   ----------


    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Class A Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Class A Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriters' over-allotment option which may be exercised by the Underwriters in whole or in part).


    The Underwriters have advised the Company that they propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Underwriters. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


    The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Class A Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Class A Common Stock offered hereby.

    The Underwriting Agreement provides that the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and each of the Company's executive officers and directors and Lithia Holding have agreed that, for a period of 90 days after the day on which the Registration Statement becomes effective by order of the Commission, they will not, without the prior written consent of Furman Selz LLC, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, transfer, assign or otherwise dispose of any shares of the Company's Class A Common Stock or securities exchangeable for or convertible into shares of the Company's Class A Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing; provided, that the Company may issue, and grant options to purchase, shares of Class A Common Stock under its current stock option and purchase plans and other currently outstanding options. In addition, the Company may issue shares of Class A Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Class A Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence.

    In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this Offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Subject to applicable limitations, the Underwriters, in connection with this Offering, may place bids for or make purchases of the Class A Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Class A Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this Offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

                                 LEGAL MATTERS

    The validity of the Company's Class A Common Stock being offered hereby will be passed upon for the Company by Foster Pepper & Shefelman LLP, Portland, Oregon. Kenneth E. Roberts, a partner with Foster Pepper & Shefelman LLP, owned 30,000 shares of Class A Common Stock as of March 31, 1998.

    Certain legal matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California. Milbank, Tweed, Hadley & McCloy represented the Company in certain matters unrelated to this Offering during 1997.

                                    EXPERTS

    The consolidated financial statements of Lithia Motors, Inc. and Subsidiaries as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1997 financial statements refers to a change to the FIFO method of valuing inventories effective January 1, 1997.

    The financial statements of Sun Valley Ford included in this Prospectus and in the Registration Statement, have been audited by Moss Adams LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                         SOURCE OF CERTAIN INFORMATION



    Based in part on data contained in widely disseminated reports of significance within the automotive industry, the Company believes that the statistical data regarding the retail automotive industry included in this Prospectus is accurate. These reports were published by a division of Intertec Publishing Corp. ("Ward's Dealer Business"), Crain's Communications, Inc. ("Automotive News" and "1997 Market Data Book"), the Industry Division of the National Automobile Dealers Association (NADA) ("Industry Analysis and Outlook" and "Automotive Executive Magazine"), CNW Market Research and ADT Automotive, Inc.


    No manufacturer (as defined in this Prospectus) has been involved, directly or indirectly, in the preparation of this Prospectus or in the Offering being made hereby. No manufacturer has made any statements or representations in connection with the Offering or has provided any information or materials that were used in connection with the Offering, and no manufacturer has any responsibility for the accuracy or completeness of this Prospectus.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act, with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance that a reference is made to a contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy or information statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies may be obtained from the sources indicated above. In addition, the Company's Class A Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Lithia Motors, Inc. and Subsidiaries

  Report of Independent Auditors...........................................................................        F-2

  Consolidated Balance Sheets..............................................................................        F-3

  Consolidated Statements of Operations....................................................................        F-4

  Consolidated Statements of Changes in Shareholders' Equity...............................................        F-5

  Consolidated Statements of Cash Flows....................................................................        F-6

  Notes to Consolidated Financial Statements...............................................................        F-7

Sun Valley Ford

  Report of Independent Auditors...........................................................................       F-23

  Balance Sheets...........................................................................................       F-24

  Statements of Income and Retained Earnings...............................................................       F-25

  Statements of Cash Flows.................................................................................       F-26

  Notes to Financial Statements............................................................................       F-27

  Lithia Motors, Inc. and Subsidiaries Pro Forma Statements................................................       F-34

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Lithia Motors, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Lithia Motors, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lithia Motors, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for inventories, effective January 1, 1997.

                                          KPMG PEAT MARWICK LLP

Portland, Oregon
February 6, 1998

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                             ---------------------
                                                                                              1996(1)      1997
                                                                                             ---------  ----------
                                                                                                (IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash and cash equivalents................................................................  $  15,413  $   18,454
  Trade receivables........................................................................      2,260       7,655
  Notes receivable, current portion........................................................        414         427
  Notes receivable, related party..........................................................        308      --
  Inventories, net.........................................................................     33,362      89,845
  Vehicles leased to others, current portion...............................................        524         738
  Prepaid expenses and other...............................................................        372         913
  Deferred income taxes....................................................................      1,646       1,855
                                                                                             ---------  ----------
    Total current assets...................................................................     54,299     119,887
Property and equipment, net of accumulated depreciation of $2,073 and $2,822...............      4,616      16,265
Vehicles leased to others, less current portion............................................      4,500       4,588
Notes receivable, less current portion.....................................................        377         309
Goodwill, net of accumulated amortization of $0 and $293...................................      4,101      24,062
Other non-current assets, net..............................................................      1,071       1,415
                                                                                             ---------  ----------
    Total assets...........................................................................  $  68,964  $  166,526
                                                                                             ---------  ----------
                                                                                             ---------  ----------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable............................................................................  $     500  $   --
  Flooring notes payable...................................................................     19,645      82,598
  Current maturities of long-term debt.....................................................      1,855       2,688
  Current portion of capital leases........................................................     --              99
  Trade payables...........................................................................      2,434       3,874
  Accrued liabilities......................................................................      2,482       6,758
  Payable to related parties...............................................................      1,952      --
                                                                                             ---------  ----------
    Total current liabilities..............................................................     28,868      96,017
Long-term debt, less current maturities....................................................      6,160      24,242
Long-term capital leases, less current portion.............................................     --           2,316
Deferred revenue...........................................................................      3,250       2,519
Other long-term liabilities................................................................     --             447
Deferred income taxes......................................................................      2,772       3,108
                                                                                             ---------  ----------
    Total liabilities......................................................................     41,050     128,649
                                                                                             ---------  ----------
Shareholders' equity
  Preferred stock, no par value; authorized 15,000 shares; issued and outstanding none.....     --          --
  Class A Common Stock, no par value; authorized 100,000 shares; issued and outstanding
    2,500 and 2,926........................................................................     24,172      28,117
  Class B Common Stock, no par value; authorized 25,000 shares; issued and outstanding
    4,110 and 4,110........................................................................        511         511
  Additional paid-in capital...............................................................     --              59
  Retained earnings........................................................................      3,231       9,190
                                                                                             ---------  ----------
    Total shareholders' equity.............................................................     27,914      37,877
                                                                                             ---------  ----------
    Total liabilities and shareholders' equity.............................................  $  68,964  $  166,526
                                                                                             ---------  ----------
                                                                                             ---------  ----------

--------------------------
(1)  Restated, see Note 1 of Notes to Consolidated Financial Statements.

 The accompanying notes are an integral part of these consolidated statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                            ----------------------------------
                                                                             1995(1)     1996(1)       1997
                                                                            ----------  ----------  ----------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                                                         AMOUNTS)
Sales:
  Vehicles................................................................  $   97,338  $  123,703  $  274,393
  Service, body, parts and other..........................................      16,858      19,141      45,402
                                                                            ----------  ----------  ----------
    Total sales...........................................................     114,196     142,844     319,795
                                                                            ----------  ----------  ----------
Cost of sales
  Vehicles................................................................      85,381     108,743     245,812
  Service, body, parts and other..........................................       8,178       9,590      20,551
                                                                            ----------  ----------  ----------
    Cost of sales.........................................................      93,559     118,333     266,363
                                                                            ----------  ----------  ----------
    Gross profit..........................................................      20,637      24,511      53,432
Selling, general and administrative.......................................      16,333      19,830      40,625
Depreciation and amortization.............................................         402         448       1,169
                                                                            ----------  ----------  ----------
    Operating income......................................................       3,902       4,233      11,638
                                                                            ----------  ----------  ----------
Other income (expense)
  Equity in income of affiliate...........................................          67          44         102
  Interest income.........................................................         179         193         138
  Interest expense........................................................      (1,390)     (1,353)     (3,004)
  Other, net..............................................................         969       1,112         623
                                                                            ----------  ----------  ----------
                                                                                  (175)         (4)     (2,141)
                                                                            ----------  ----------  ----------
Income before minority interest and income taxes..........................       3,727       4,229       9,497
Minority interest.........................................................        (778)       (687)     --
                                                                            ----------  ----------  ----------
Income before income taxes................................................       2,949       3,542       9,497
Income tax (expense) benefit..............................................      --             813      (3,538)
                                                                            ----------  ----------  ----------
Net income................................................................  $    2,949  $    4,355  $    5,959
                                                                            ----------  ----------  ----------
                                                                            ----------  ----------  ----------
Basic net income per share................................................  $     0.64(2) $     0.94(2) $     0.85
                                                                            ----------  ----------  ----------
                                                                            ----------  ----------  ----------
Diluted net income per share..............................................  $     0.64(2) $     0.88(2) $     0.82
                                                                            ----------  ----------  ----------
                                                                            ----------  ----------  ----------
PRO FORMA NET INCOME DATA (UNAUDITED)
Income before minority interest and income taxes, as reported.............  $    3,727  $    4,229
Pro forma income taxes....................................................      (1,430)     (1,623)
                                                                            ----------  ----------
Pro forma net income......................................................  $    2,297  $    2,606
                                                                            ----------  ----------
                                                                            ----------  ----------
Pro forma basic net income per share......................................  $     0.50  $     0.56
                                                                            ----------  ----------
                                                                            ----------  ----------
Pro forma diluted net income per share....................................  $     0.50  $     0.52
                                                                            ----------  ----------
                                                                            ----------  ----------

------------------------

(1)  Restated, see Note 1 of Notes to Consolidated Financial Statements.

(2) Not comparable to 1997 data due to S Corporation status in 1996; therefore, this is a pre-tax earnings per share amount. See Note 8 of Notes to Consolidated Financial Statements.

 The accompanying notes are an integral part of these consolidated statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                           COMMON STOCK
                                         ------------------------------------------------
                                                CLASS A                  CLASS B            ADDITIONAL                     TOTAL
                                         ----------------------  ------------------------     PAID-IN      RETAINED    SHAREHOLDERS'
                                           SHARES      AMOUNT      SHARES       AMOUNT        CAPITAL     EARNINGS(1)    EQUITY(1)
                                         -----------  ---------  -----------  -----------  -------------  -----------  -------------
                                                                               (IN THOUSANDS)
BALANCE, DECEMBER 31, 1994.............      --       $  --           3,017    $     751     $  --         $   5,343    $     6,094
Net income.............................      --          --          --           --            --             2,949          2,949
Issuance of Class B Common Stock.......      --          --           1,093           50        --            --                 50
Dividends..............................      --          --          --           --            --            (5,377)        (5,377)
                                              -----   ---------       -----        -----         -----    -----------  -------------

BALANCE, DECEMBER 31, 1995.............      --          --           4,110          801        --             2,915          3,716
Net income.............................      --          --          --           --            --             4,355          4,355
Dividends..............................      --          --          --           --            --            (4,460)        (4,460)
Contribution of minority interest to
  Class B Common Stock pursuant to
  restructuring........................      --          --          --              131        --            --                131
Restructuring in connection with
  initial public offering..............      --          --          --             (421)       --               421        --
Issuance of Class A Common Stock, net
  of offering expenses of $3,328.......       2,500      24,172      --           --            --            --             24,172
                                              -----   ---------       -----        -----         -----    -----------  -------------

BALANCE, DECEMBER 31, 1996.............       2,500      24,172       4,110          511        --             3,231         27,914
Net income.............................      --          --          --           --            --             5,959          5,959
Underwriters' over-allotment option....         375       3,783      --           --            --            --              3,783
Compensation for stock option
  issuances............................      --          --          --           --                59        --                 59
Exercise of stock options..............          51         162      --           --            --            --                162
                                              -----   ---------       -----        -----         -----    -----------  -------------

BALANCE, DECEMBER 31, 1997.............       2,926   $  28,117       4,110    $     511     $      59     $   9,190    $    37,877
                                              -----   ---------       -----        -----         -----    -----------  -------------
                                              -----   ---------       -----        -----         -----    -----------  -------------

------------------------

(1)  Restated, see Note 1 of Notes to Consolidated Financial Statements.

 The accompanying notes are an integral part of these consolidated statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1995       1996       1997
                                                                                        ---------  ---------  ---------
                                                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................................................  $   2,949  $   4,355  $   5,959
  Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
    Depreciation and amortization.....................................................      1,907      1,756      2,483
    Compensation related to stock option issuances....................................     --         --             59
    (Gain) loss on sale of assets.....................................................       (305)      (239)        (1)
    Gain on sale of vehicles leased to others.........................................     --         --           (286)
    Deferred income taxes.............................................................     --           (906)       336
    Minority interest in income.......................................................        778        687     --
    Equity in income of affiliate.....................................................        (67)       (44)      (102)
    (Increase) decrease in operating assets:
      Trade and installment contract receivables, net.................................       (692)      (852)    (5,087)
      Inventories.....................................................................      1,858     (7,120)    (9,009)
      Prepaid expenses and other......................................................         30        (19)      (678)
      Other noncurrent assets.........................................................       (277)      (196)      (486)
    Increase (decrease) in operating liabilities:
      Flooring notes payable..........................................................     (1,628)    (3,283)    24,622
      Trade payables..................................................................        609        979      1,440
      Accrued liabilities.............................................................        306        797      4,252
      Other liabilities...............................................................        677      3,095     (2,274)
    Proceeds from sale of vehicles leased to others...................................      4,757      5,760      5,330
    Expenditures for vehicles leased to others........................................     (6,308)    (6,537)    (6,750)
                                                                                        ---------  ---------  ---------
        Net cash provided by (used in) operating activities...........................      4,594     (1,767)    19,808
                                                                                        ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Notes receivable issued.............................................................       (190)      (540)      (249)
  Principal payments received on notes receivable.....................................         83        500        304
  Capital expenditures................................................................       (524)      (395)    (8,801)
  Proceeds from sale of assets........................................................         10        765         16
  Cash paid for acquisitions..........................................................     --         (6,937)   (25,220)
  Distribution from affiliate.........................................................     --         --            204
                                                                                        ---------  ---------  ---------
        Net cash used in investing activities.........................................       (621)    (6,607)   (33,746)
                                                                                        ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) on notes payable........................................        235       (625)    --
  Principal payments on long-term debt................................................     (8,070)   (25,336)   (15,917)
  Proceeds from issuance of long-term debt............................................     12,529     21,635     28,951
  Proceeds from issuance of common stock..............................................         50     24,172      3,945
  Proceeds from minority interest share receivable....................................        142        676     --
  Dividends and distributions.........................................................     (6,105)    (6,441)    --
                                                                                        ---------  ---------  ---------
        Net cash provided by (used in) financing activities...........................     (1,219)    14,081     16,979
                                                                                        ---------  ---------  ---------
Increase in cash and cash equivalents.................................................      2,754      5,707      3,041
CASH AND CASH EQUIVALENTS:
  Beginning of period.................................................................      6,952      9,706     15,413
                                                                                        ---------  ---------  ---------
  End of period.......................................................................  $   9,706  $  15,413  $  18,454
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest............................................  $   1,828  $   1,823  $   3,206
  Cash paid during the period for income taxes                                             --         --          3,011
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of notes receivable--minority interest.....................................  $     678  $  --      $  --
  Debt extinguishment upon transfer of property.......................................     --          1,112     --
  Contribution of minority interest in S Corporation earnings upon
    Restructuring to Class B Common Stock.............................................     --            131     --
  Contribution of excess S Corporation retained earnings upon
    Restructuring to Class B Common Stock.............................................     --            421     --

 The accompanying notes are an integral part of these consolidated statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BUSINESS

    Lithia Motors is one of the larger retailers of new and used vehicles in the western United States, offering 21 domestic and imported makes of new automobiles and light trucks at 22 locations, 12 in California, seven in Oregon and three in Nevada. As an integral part of its operations, the Company arranges related financing (non-recourse) and insurance and sells parts, service and ancillary products. The Company's headquarters are currently located in Medford, Oregon, where it has a market share of over 40%. The Company has grown primarily by successfully acquiring and integrating dealerships and by obtaining new dealer franchises. The Company's strategy is to become a leading acquirer and operator of dealerships in the western United States.

    At its 22 locations, the Company offers, collectively, 21 makes of new vehicles including Dodge, Dodge Trucks, Chrysler, Plymouth, Jeep, Ford, Lincoln-Mercury, Toyota, Isuzu, Nissan, Volkswagen, Audi, Honda, Acura, Suzuki, BMW, Saturn, Pontiac, Mazda and Hyundai.

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements reflect the results of operations, the financial position, and the cash flows for Lithia Motors, Inc. and its directly and indirectly wholly-owned subsidiaries. All significant intercompany accounts and transactions, consisting principally of intercompany sales, have been eliminated upon consolidation.

    The financial results presented for periods prior to the Restructuring (see note 11) have been restated to reflect the consolidated results of operations, financial position and cash flows of the Company's dealerships and those of its affiliated entities under common control whose operations were combined under the Restructuring, using "as if" pooling of interest basis of accounting.

    Lithia TLM LLC, Lithia Dodge LLC and Lithia Grants Pass Auto Center LLC were limited liability corporations majority owned by Lithia Motors, Inc. The 20%, 25% and 25% minority interests in Lithia TLM LLC, Lithia Dodge LLC and Lithia Grants Pass Auto Center LLC, respectively, have been recorded in the accompanying financial statements to the date of Restructuring.

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

    Contracts in transit represent amounts due to the Company from financial institutions for vehicle sales. Contracts in transit are considered cash equivalents and are typically funded within five to ten business days. At December 31, 1996 and 1997, contracts in transit were approximately $3,471 and $7,995, respectively.

    INVENTORIES

    Effective January 1, 1997, the Company changed its method of accounting for inventories from the last-in first-out (LIFO) method to the specific identification method for vehicles and the first-in first-out (FIFO) method of accounting for parts (collectively, the FIFO method). Management believes the FIFO method is preferable because the FIFO method of valuing inventories more accurately presents the

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company's financial position as it reflects more recent costs at the balance sheet date, more accurately matches revenues with costs reported during the period presented and provides comparability to industry information. The financial statements of prior periods have been restated to apply the new method of accounting for inventories retroactively. The effect of this restatement was to increase retained earnings as of January 1, 1996 by $4,896. The restatement increased (decreased) net income by $(426), or $(0.09) per diluted share and $314, or $0.06 per diluted share, for the years ended December 31, 1995 and 1996, respectively.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost and being depreciated over their estimated useful lives, principally on the straight-line basis. The range of estimated useful lives are as follows:

Building and improvements.....................      40 years
                                                     5 to 10
Service equipment.............................         years
                                                     5 to 10
Furniture, signs and fixtures.................         years

The cost for maintenance, repairs and minor renewals is expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

    INVESTMENT IN AFFILIATE

    The Company has a 20% interest in Lithia Properties, LLC, of which the other members are Sidney DeBoer (35%), M. L. Dick Heimann (30%) and three of Mr. DeBoer's children (5% each). The investment is accounted for using the equity method, with a carrying value of $571 and $468 at December 31, 1996 and 1997, respectively.

    INCOME TAXES

    Prior to the Company's initial public offering of its Common Stock in December 1996 (see note 11), the Company was an S Corporation for federal and state income tax reporting purposes. Federal and state income taxes on the income of an S Corporation were payable by the individual stockholders rather than the corporation.

    The Company's S Corporation status terminated immediately prior to the effectiveness of the Company's initial public offering. At that time, the Company established a net deferred tax asset and recorded an accompanying credit to income tax expense. The accompanying statements of operations for the years ended December 31, 1995 and 1996, reflect provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C Corporation, fully subject to federal and state income taxes for those periods.

    Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

    ENVIRONMENTAL LIABILITIES AND EXPENDITURES

    Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

    In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

    COMPUTATION OF PER SHARE AMOUNTS

    Beginning December 31, 1997, basic earnings per share (EPS) and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standard No. 128, EARNINGS PER SHARE (SFAS 128). Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Prior period amounts have been restated to conform with the presentation requirements of SFAS 128. Following is a reconciliation of basic EPS and diluted EPS:

                                                                          YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------------
                                                                1995                                   1996
                                                -------------------------------------  -------------------------------------
                                                                           PER SHARE                              PER SHARE
                                                  INCOME       SHARES       AMOUNT       INCOME       SHARES       AMOUNT
                                                -----------  -----------  -----------  -----------  -----------  -----------
BASIC EPS
  Income available to Common Shareholders.....   $   2,949        4,577    $    0.64    $   4,355        4,657    $    0.94
                                                                               -----                                  -----
                                                                               -----                                  -----
EFFECT OF DILUTIVE SECURITIES
  Stock Options...............................      --           --                        --              316
                                                -----------       -----                -----------       -----
DILUTED EPS
  Income available to Common Shareholders.....   $   2,949        4,577    $    0.64    $   4,355        4,973    $    0.88
                                                                               -----                                  -----
                                                                               -----                                  -----


                                                                1997
                                                -------------------------------------
                                                                           PER SHARE
                                                  INCOME       SHARES       AMOUNT
                                                -----------  -----------  -----------
BASIC EPS
  Income available to Common Shareholders.....   $   5,959        6,988    $    0.85
                                                                               -----
                                                                               -----
EFFECT OF DILUTIVE SECURITIES
  Stock Options...............................      --              315
                                                -----------       -----
DILUTED EPS
  Income available to Common Shareholders.....   $   5,959        7,303    $    0.82
                                                                               -----
                                                                               -----

    FINANCIAL INSTRUMENTS

    The carrying amount of cash equivalents, trade receivables, trade payables, accrued liabilities and short term borrowings approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    ADVERTISING

    The Company expenses production and other costs of advertising as incurred. Advertising expense was $1,136, $1,297 and $2,678 for the years ended December 31, 1995, 1996 and 1997, respectively.

    INTANGIBLE ASSETS AND GOODWILL

    Intangible assets of $176 and $136, net of accumulated amortization of $23 and $63, at December 31, 1996 and 1997, respectively, represents a non-compete agreement being amortized on a straight-line basis over 5 years. This intangible asset is included in other non-current assets and is evaluated for impairment each period by determining its net realizable value.

    Goodwill, which represents the excess purchase price over fair value of net assets acquired, is amortized on the straight-line basis over the expected period to be benefited of forty years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    CONCENTRATIONS OF CREDIT RISK

    Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company generally is exposed to credit risk from balances on deposit in financial institutions in excess of the FDIC-insured limit.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

    REVENUE RECOGNITION

    Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Finance fees were approximately $1,198 and $2,792 in 1996 and 1997, respectively. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third party insurance companies. Commissions from third party service contracts are recognized upon sale. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Finance fees

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and insurance commissions, net of charge-backs, are classified as other operating revenue in the accompanying consolidated statements of operations.

    Revenue from the sale of vehicles is recognized upon delivery, when the sales contract is signed and down payment has been received. Fleet sales of vehicles whereby the Company does not take title are shown on a net basis in other revenue.

    Prior to January 1, 1997, the Company had sold extended warranty contracts in which the revenue was deferred. The deferred revenue is recognized on a straight-line basis over the life of the contract, generally three to seven years.

    MAJOR SUPPLIER AND DEALER AGREEMENTS

    The Company purchases substantially all of its new vehicles and inventory from various manufacturers at the prevailing prices charged by the auto maker to all franchised dealers. The Company's overall sales could be impacted by the auto maker's inability or unwillingness to supply the dealership with an adequate supply of popular models.

    The Company enters into agreements (Dealer Agreements) with the manufacturer. The Dealer Agreements generally limit the location of the dealership and retain auto maker approval rights over changes in dealership management and ownership. The auto makers are also entitled to terminate the Dealer Agreements if the dealership is in material breach of the terms.

    The Company's ability to expand operations depends, in part, on obtaining consents of the manufacturers for the acquisition of additional dealerships.

    STOCK-BASED COMPENSATION PLANS

    The Company accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25). Effective January 1, 1996, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

    RECLASSIFICATIONS

    Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1997 presentation.

(2) INVENTORIES AND RELATED NOTES PAYABLE

    Inventories are valued at cost, using the specific identification method for vehicles and the first-in first-out (FIFO) method of accounting for parts (collectively, the FIFO method).

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(2) INVENTORIES AND RELATED NOTES PAYABLE (CONTINUED)

    The new and used vehicle inventory, collateralizing related notes payable, and other inventory were as follows:

                                                                     DECEMBER 31,
                                                    ----------------------------------------------
                                                             1996                    1997
                                                    ----------------------  ----------------------
                                                     INVENTORY     NOTES     INVENTORY     NOTES
                                                       COST       PAYABLE      COST       PAYABLE
                                                    -----------  ---------  -----------  ---------
New and demonstrator vehicles.....................   $  19,402   $  19,645   $  63,457   $  67,098
Used vehicles.....................................      12,199      --          21,524      15,500
Parts and accessories.............................       1,761      --           4,864      --
                                                    -----------  ---------  -----------  ---------
    Total inventories.............................   $  33,362   $  19,645   $  89,845   $  82,598
                                                    -----------  ---------  -----------  ---------
                                                    -----------  ---------  -----------  ---------

    Flooring notes payable consist of flooring notes from a bank secured by new and used vehicles. The flooring arrangements permit the Company to borrow up to $27.9 million in 1996 and $110 million in 1997, restricted by new and used vehicle levels. The notes are due within 5 days of the vehicle being sold or after the vehicle has been in inventory for 1 year for new vehicles, 6 months for program vehicles, and on a revolving basis for used vehicles.

(3) PROPERTY, PLANT AND EQUIPMENT

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Buildings and improvements...............................................  $   1,131  $   7,449
Service equipment........................................................      1,641      3,992
Furniture, signs and fixtures............................................      2,545      4,340
                                                                           ---------  ---------
                                                                               5,317     15,781
Less accumulated depreciation............................................     (2,073)    (2,822)
                                                                           ---------  ---------
                                                                               3,244     12,959
Land.....................................................................      1,272      2,924
Construction in progress.................................................        100        382
                                                                           ---------  ---------
                                                                           $   4,616  $  16,265
                                                                           ---------  ---------
                                                                           ---------  ---------

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(4) VEHICLES LEASED TO OTHERS AND RELATED LEASE RECEIVABLES

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Vehicles leased to others................................................  $   6,378  $   6,531
Less accumulated depreciation............................................     (1,354)    (1,205)
                                                                           ---------  ---------
                                                                               5,024      5,326
Less current portion.....................................................       (524)      (738)
                                                                           ---------  ---------
                                                                           $   4,500  $   4,588
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company leases vehicles to customers under operating leases, with terms ranging from twelve to 60 months. Vehicles leased to customers under these lease arrangements are stated at historical cost less accumulated depreciation, which is provided on a straight-line basis over the estimated useful life of the vehicle (5 years). These operating leases are cancellable at the option of the leasee.

(5) NOTES PAYABLE

    Notes payable at December 31, 1996 consisted of an 8.5% note payable in connection with the Robert's Dodge acquisition.

(6) LINES OF CREDIT AND LONG-TERM DEBT

    In September 1997, the Company announced an agreement with U.S. Bank N.A. for $175 million in credit lines, including $110 million in new, used and program flooring lines, $30 million in acquisition capital and $35 million for other corporate purposes. The lines bear interest at LIBOR plus 150 to 275 basis points, 7.625% to 8.75% at December 31, 1997. The limits and interest rates associated with the lines are reviewed annually, with the current term expiring on October 1, 1998. Upon expiring on October 1, 1998, the acquisition line and the equipment line convert to 5-year term notes.

    Long-term debt consists of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Lease Line...............................................................  $   5,196  $   5,211
Acquisition Line.........................................................     --          5,000
Equipment and Real Estate Lines..........................................      1,019      4,827
Notes payable in monthly installments of $35, including interest between
  8.27% and 10.63%, maturing fully December 2009; secured by land and
  buildings..............................................................      1,800     11,892
                                                                           ---------  ---------
                                                                               8,015     26,930
Less current maturities..................................................     (1,855)    (2,688)
                                                                           ---------  ---------
                                                                           $   6,160  $  24,242
                                                                           ---------  ---------
                                                                           ---------  ---------

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(6) LINES OF CREDIT AND LONG-TERM DEBT (CONTINUED)
    The schedule of future principal payments on long-term debt after December 31, 1997 is as follows:

YEAR ENDING DECEMBER 31,
-----------------------------------------------------------------------------------
1998...............................................................................  $   2,688
1999...............................................................................      8,531
2000...............................................................................      3,905
2001...............................................................................      3,160
2002...............................................................................      3,471
Thereafter.........................................................................      5,175
                                                                                     ---------
Total principal payments...........................................................  $  26,930
                                                                                     ---------
                                                                                     ---------

(7) SHAREHOLDERS' EQUITY

    The shares of Class A common stock are not convertible into any other series or class of the Company's securities. However, each share of Class B common stock is freely convertible into one share of Class A common stock at the option of the holder of the Class B common stock. All shares of Class B common stock shall automatically convert to shares of Class A common stock (on a share-for-share basis, subject to the adjustments) on the earliest record date for an annual meeting of the Company shareholders on which the number of shares of Class B common stock outstanding is less than 1% of the total number of shares of common stock outstanding. Shares of Class B common stock may not be transferred to third parties, except for transfers to certain family members and in other limited circumstances.

    Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders.

(8) INCOME TAXES

    At the date of the Company's restructuring (see note 11), the Company terminated its S Corporation election and is now taxed as a C Corporation in accordance with SFAS 109, ACCOUNTING FOR INCOME TAXES.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(8) INCOME TAXES (CONTINUED)
Pro forma income taxes on the Company's earnings for 1995 (unaudited) and 1996 (unaudited) and income taxes for 1997 are as follows:

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Current:
  Federal.....................................................  $   1,487  $   1,860  $   2,967
  State.......................................................        309        387        444
                                                                ---------  ---------  ---------
                                                                    1,796      2,247      3,411
Deferred:
  Federal.....................................................       (303)      (517)       114
  State.......................................................        (63)      (107)        13
                                                                ---------  ---------  ---------
                                                                     (366)      (624)       127
                                                                ---------  ---------  ---------
    Total.....................................................  $   1,430  $   1,623  $   3,538
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Individually significant components of the deferred tax assets and liabilities are presented below:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Deferred tax assets:
  Allowance and accruals.................................................  $     277  $     470
  Deferred revenue.......................................................      1,244      1,126
                                                                           ---------  ---------
    Total deferred tax assets............................................      1,521      1,596
                                                                           ---------  ---------
Deferred tax liabilities:
  LIFO recapture.........................................................     (2,032)    (1,841)
  Property and equipment, principally due to differences in
    depreciation.........................................................       (615)    (1,008)
                                                                           ---------  ---------
  Total deferred tax liabilities.........................................     (2,647)    (2,849)
                                                                           ---------  ---------
    Total................................................................  $  (1,126) $  (1,253)
                                                                           ---------  ---------
                                                                           ---------  ---------

    The reconciliation between the statutory federal income tax expense at 34% and the Company's income tax expense for 1997 is shown in the following tabulation. The following tabulation also reconciles the expected corporate federal income tax expense for 1995 and 1996 (computed by multiplying the

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(8) INCOME TAXES (CONTINUED)
Company's income before minority interest by 34%) with the Company's unaudited pro forma income tax expense:

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Statutory federal taxes at 34%................................  $   1,267  $   1,438  $   3,229
State taxes, net of federal income tax benefit................        162        184        278
Other.........................................................          1          1         31
                                                                ---------  ---------  ---------
Income tax expense............................................  $   1,430  $   1,623  $   3,538
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

(9) COMMITMENTS AND CONTINGENCIES

    RECOURSE PAPER

    The Company is contingently liable to banks for recourse paper from the financing of vehicle sales. The contingent liability at December 31, 1995, 1996 and 1997 was approximately $206, $88 and $64, respectively.

    OPERATING LEASES

    Substantially all of the Company's operations are conducted in leased facilities under noncancelable operating leases. These leases expire at various dates through 2012. Beginning in 1998, certain lease commitments are subject to escalation clauses of an amount equal to the cost of living based on the "Consumer Price Index--U.S. Cities Average--All stems for all Urban Consumers" published by the U.S. Department of Labor.

    The minimum rental commitments under operating leases after December 31, 1997 are as follows:

YEAR ENDING DECEMBER 31,
-----------------------------------------------------------------------------------
1998...............................................................................  $   4,815
1999...............................................................................      4,753
2000...............................................................................      4,449
2001...............................................................................      4,447
2002...............................................................................      4,012
Thereafter.........................................................................     34,378
                                                                                     ---------
  Total principal payments.........................................................  $  56,854
                                                                                     ---------
                                                                                     ---------

    Rental expense for all operating leases was $1,993, $2,353 and $2,764 for the years ended December 31, 1995, 1996 and 1997, respectively.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(9) COMMITMENTS AND CONTINGENCIES (CONTINUED)

    LITIGATION

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(10) PROFIT SHARING PLAN

    The Company has a defined contribution plan and trust covering substantially all full-time employees. The annual contribution to the plan is at the discretion of the Board of Directors of Lithia Motors, Inc. Contributions of $84, $100 and $138 were recognized for the years ended December 31, 1995, 1996 and 1997, respectively. Employees may contribute to the plan under certain circumstances.

(11) RESTRUCTURING AND OFFERING

    On December 18, 1996, the Company offered 2,500 shares of its Class A common stock to the public (the "Offering"). Prior to the Offering, the Company consummated a restructuring (the Restructuring) which resulted in each of the Company's dealerships and operating divisions becoming direct or indirect wholly-owned subsidiaries of the Company with Lithia Holding Company, LLC owning all the outstanding Class B common stock of the Company. All shareholders prior to the Restructuring exchanged their interests in the Company and its affiliated entities for shares of Lithia Holding Company, LLC with the exception of (i) one shareholder who exchanged his interest in one entity for cancellation of a note due to Lithia TLM, LLC and cash and (ii) Lithia TKV, Inc. whose stock was purchased by the Company from the Company's principals subsequent to the Offering.

(12) STOCK INCENTIVE PLANS

    In April 1996, the Board of Directors (the Board) and the Company's shareholders adopted the Company's 1996 Stock Incentive Plan for the granting of up to 670 incentive and nonqualified stock options to officers, key employees and consultants of the Company and its subsidiaries, and in 1997, the Board adopted a Non-Discretionary Stock Option Plan for Non-Employee Directors and reserved 15 shares under that plan (collectively, the "Plan"). The Plan is administered by the Board or by a Compensation Committee of the Board and permits accelerated vesting of outstanding options upon the occurrence of certain changes in control of the Company. Options become exercisable over a period of up to ten years from the date of grant as determined by the Board, at prices generally not less than the fair market value at the date of grant. At December 31, 1997, 634 shares of Class A common stock were reserved for issuance under the Plan and 201 shares were available for future grant.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(12) STOCK INCENTIVE PLANS (CONTINUED)
    Activity under the Plan is as follows:

                                                            SHARES        SHARES         WEIGHTED
                                                           AVAILABLE    SUBJECT TO        AVERAGE
                                                           FOR GRANT      OPTIONS     EXERCISE PRICE
                                                          -----------  -------------  ---------------
Balances, December 31, 1995.............................      --            --           $  --
Shares reserved.........................................         685
Options granted.........................................        (439)          439            3.11
Options canceled........................................      --            --              --
Options exercised.......................................      --            --              --
                                                                 ---           ---           -----
Balances, December 31, 1996.............................         246           439            3.11
Options granted.........................................         (45)           45            6.05
Options canceled........................................      --            --              --
Options exercised.......................................      --               (51)           3.20
                                                                 ---           ---           -----
Balances, December 31, 1997.............................         201           433       $    3.41
                                                                 ---           ---
                                                                 ---           ---

    The Company issued non-qualified options during 1997 to certain members of management at an exercise price of $1.00 per share. Compensation expense is recognized ratably in accordance with the 5-year vesting schedule. During the year ended December 31, 1997, the Company recognized approximately $59 in compensation expense related to stock options.

    During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123), which defines a fair value based method of accounting for employee stock options and similar equity instruments. As permitted under SFAS 123, the Company has elected to continue to account for its stock-based compensation plan under Accounting Principal Board Opinion No. 25 ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related interpretations. Except as noted above, no additional compensation expense has been recognized for the Plan.

    The Company has computed, for pro forma disclosure purposes, the value of options granted under the Plan, using the Black-Scholes option pricing model as prescribed by SFAS 123, using the weighted average assumptions for grants as follows:

                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1997
                                                                        ----------  ----------
Risk-free interest rate...............................................       6.50%       6.25%
Expected dividend yield...............................................       0.00%       0.00%
Expected lives........................................................   6.5 years   6.8 years
Expected volatility...................................................      60.00%      45.50%

    Using the Black-Scholes methodology, the total value of options granted during 1996 and 1997 was $709 and $320, respectively, which would be amortized on a pro forma basis over the vesting period of the options, typically five years. The weighted average fair value of options granted during 1996 and 1997 was

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(12) STOCK INCENTIVE PLANS (CONTINUED)
$1.62 per share and $7.20 per share, respectively. If the Company had accounted for its stock-based compensation plan in accordance with SFAS 123, the Company's net income and net income per share would approximate the pro forma disclosures below:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------
                                                      1996                      1997
                                            ------------------------  ------------------------
                                            AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                            -----------  -----------  -----------  -----------
Net income................................   $   4,355    $   3,612    $   5,959    $   5,723
Basic net income per share................   $    0.94    $    0.78    $    0.85    $    0.82
Diluted net income per share..............   $    0.88    $    0.73    $    0.82    $    0.79

    The following table summarizes stock options outstanding at December 31, 1997:

                      OPTIONS OUTSTANDING
---------------------------------------------------------------       OPTIONS EXERCISABLE
                                    WEIGHTED                     ------------------------------
                                     AVERAGE        WEIGHTED                        WEIGHTED
   RANGE OF                         REMAINING        AVERAGE        NUMBER OF        AVERAGE
   EXERCISE         NUMBER         CONTRACTUAL      EXERCISE         SHARES         EXERCISE
    PRICES        OUTSTANDING     LIFE (YEARS)        PRICE        EXERCISABLE        PRICE
--------------  ---------------  ---------------  -------------  ---------------  -------------
        $1.00             21              8.0       $    1.00               4       $    1.00
         3.02            282              6.3            3.02              64            3.02
         3.32            107              3.3            3.32              80            3.32
        10.75             20              7.2           10.75          --              --
        10.88              3              9.2           10.88               3           10.88
                                           --
--------------           ---                           ------             ---          ------
  $1.00-10.88            433              5.6       $    3.41             151       $    3.28
                                           --
                                           --
--------------           ---                           ------             ---          ------
--------------           ---                           ------             ---          ------

    At December 31, 1996, 167 shares were exercisable at a weighted average exercise price of $3.27.

(13) RELATED PARTY TRANSACTIONS

    Certain of the real property on which the Company's business is located is owned by Lithia Properties, LLC. The Company leases such facilities under various lease agreements from Lithia Properties, LLC (Note 9). Selling, general and administrative expense includes rental expense of $1,929, $2,132 and $1,442 for the years ended December 31, 1995, 1996 and 1996, respectively relating to these properties.

    The Company provides management services to Lithia Properties, LLC. Other income includes management fees of $288, $477 and $12 for the years ended December 31, 1995, 1996 and 1997, respectively.

    The Company has guaranteed certain indebtedness of Lithia Properties, LLC incurred in connection with purchases of real property which secures the loan. This indebtedness amounts to approximately $9,266 at December 31, 1997.

    Through December 1996, the Company and Lithia Properties, LLC share a "pooled" cash account in the Company's name. At December 31, 1996, amounts due to Lithia Properties, LLC related to this arrangement amounted to $1,703, and are included in payable to related parties. Also included in payable

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(13) RELATED PARTY TRANSACTIONS (CONTINUED) to related parties at December 31, 1996 is $249 due to former S Corporation minority interest shareholders for distributions of their investment in the Company prior to the Restructuring. There were no amounts due to related parties at December 31, 1997. Receivable from related parties at December 31, 1996 represents amounts due to the Company for overpayments on distributions to shareholders in connection with the Restructuring.

(14) ACQUISITIONS

    The following table sets forth the total purchase price, cash paid, debt incurred and the net investment for acquisitions made by the Company during 1996 and 1997:

                                                                    TOTAL                 DEBT          NET
NAME                                                 DATE           PAID     CASH PAID  INCURRED   INVESTMENT(1)
--------------------------------------------  ------------------  ---------  ---------  ---------  -------------
Roberts Dodge(2)............................  December 1996       $   5,751  $   1,913  $   3,838    $   3,507
Melody Vacaville Toyota.....................  December 1996           5,740      2,946      2,794        3,854
                                                                  ---------  ---------  ---------  -------------
    1996 Total..............................                      $  11,491  $   4,859  $   6,632    $   7,361
                                                                  ---------  ---------  ---------  -------------
                                                                  ---------  ---------  ---------  -------------
Magnussen
  Dodge Isuzu...............................  April 1997          $  10,905  $   2,822  $   8,083    $   3,760
Magnussen-
  Barbee Ford, L/M..........................  July 1997               7,916      3,093      4,823        3,720
Sun Valley Ford, Volkswagen.................  August 1997            17,962      5,356     12,606        7,573
Dick Donnelly
  Lincoln/Mercury, Isuzu, Suzuki, Audi......  October 1997           12,916      6,139      6,777        6,676
Bakersfield
  Nissan-BMW................................  October 1997            9,240      4,274      4,966        5,814
Century Ford
  Mazda.....................................  December 1997          12,915      4,023      8,892        5,314
                                                                  ---------  ---------  ---------  -------------
    1997 Total..............................                      $  71,854  $  25,707  $  46,147    $  32,857
                                                                  ---------  ---------  ---------  -------------
                                                                  ---------  ---------  ---------  -------------

------------------------------

(1) Net investment consists of the amount of goodwill, working capital, any notes issued to sellers and other initial investments.

(2) Excludes real property purchased for $2,330 (cash of $530 and note payable of $1,800).

    All of the above acquisitions were accounted for as purchase transactions. The excess of the aggregate purchase price over assets acquired (goodwill) approximated $4,100 and $19,944 in 1996 and 1997, respectively, and is being amortized over 40 years. The aggregate purchase price of the dealerships acquired in the respective periods has been allocated to the assets and liabilities acquired at their estimated fair market value at the acquisition dates.

    The unaudited pro forma results of operations including Roberts Dodge, Inc., Melody Vacaville, Inc., Sun Valley Ford, Inc. and Dick Donnelly Automotive Enterprises, Inc., are as follows. The results of

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(14) ACQUISITIONS (CONTINUED)
operations for the remaining acquisitions are not included in the unaudited pro forma information as they are not materially different from actual results of the Company.

                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1997
                                                                        ----------  ----------
Total revenues........................................................  $  361,195  $  419,675
Net income............................................................       3,146       6,947
Basic earnings per share..............................................        0.68        0.99
Diluted earnings per share............................................        0.63        0.95

    The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisitions been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations.

(15) OTHER INCOME

                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1995       1996       1997
                                                                       ---------  ---------  ---------
Management fees......................................................  $     288  $     477  $      12
Hail damage settlement...............................................     --            206        281
Lawsuit settlement...................................................        160     --         --
Miscellaneous, net...................................................        521        429        330
                                                                       ---------  ---------  ---------
Other income, net....................................................  $     969  $   1,112  $     623
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

(16) SUBSEQUENT EVENTS

    The following table sets forth the total purchase price, cash paid, debt incurred and the net investment for acquisitions made by the Company to date in 1998 (unaudited):

                                                                   TOTAL                 DEBT          NET
NAME                                                 DATE          PAID     CASH PAID  INCURRED   INVESTMENT(1)
---------------------------------------------  ----------------  ---------  ---------  ---------  -------------
Quality Nissan Jeep(2).......................  January 1998      $   8,404  $   7,097  $   1,307    $   4,405
Reno Volkswagen..............................  February 1998         1,400        411        989          293
Medford Nissan, BMW..........................  February 1998         3,231        546      2,685        2,326
Haddad Jeep..................................  March 1998            4,912      1,528      3,384        2,063
                                                                 ---------  ---------  ---------  -------------
  Total 1998.................................                    $  17,947  $   9,582  $   8,365    $   9,087
                                                                 ---------  ---------  ---------  -------------
                                                                 ---------  ---------  ---------  -------------

------------------------------

(1) Net investment consists of the amount of goodwill, working capital, any notes issued to the seller and other initial investments.

(2)  Excludes real property purchased for $5,560, cash.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

       (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(16) SUBSEQUENT EVENTS (CONTINUED)
    In February 1998, subject to shareholder approval, the Board of Directors approved the reservation of 250 shares of Class A Common Stock for issuance under an employee stock purchase plan.

    In March 1998, subject to shareholder approval, the Board of Directors of the Company approved the reservation of an additional 415 shares of Class A Common Stock under its 1996 Stock Incentive Plan.

    Also in March 1998, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the sale of 3,000 shares (3,450 shares with the Underwriters' over-allotment option) of Class A Common Stock.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors

Sun Valley Ford

    We have audited the accompanying balance sheet of Sun Valley Ford, as of December 31, 1996, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Valley Ford as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Moss Adams LLP

Santa Rosa, California
June 24, 1997

                                SUN VALLEY FORD

                                 BALANCE SHEETS

                                                                      DECEMBER 31,
                                                                          1996
                                                                      -------------  JUNE 30, 1997  JUNE 30, 1996
                                                                                     -------------  -------------
                                                                                      (UNAUDITED)    (UNAUDITED)
                                                     ASSETS
Current Assets
  Cash..............................................................  $      54,600  $      16,500  $     775,800
  Receivables.......................................................      3,435,000      4,390,500      4,048,000
  Current portion of notes receivable from stockholders.............        288,400        401,500        144,600
  Inventories.......................................................      5,621,700     10,587,100      6,262,100
  Prepaid expenses..................................................         81,400         98,400         85,600
                                                                      -------------  -------------  -------------
    Total current assets                                                  9,481,100     15,494,000     11,316,100
                                                                      -------------  -------------  -------------

Property and Equipment..............................................        858,200        970,300        964,100
                                                                      -------------  -------------  -------------
Other Assets
  Notes receivable from stockholders, net of current portion........       --             --              286,500
  Deposits..........................................................         45,700         45,700         45,700
                                                                      -------------  -------------  -------------
                                                                             45,700         45,700        332,200
                                                                      -------------  -------------  -------------
                                                                      $  10,385,000  $  16,510,000  $  12,612,400
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Outstanding checks in excess of bank balance......................  $     227,800  $      74,300  $    --
  Floor plan note payable...........................................      5,350,800     12,397,500      7,799,300
  Accounts payable..................................................        619,000        773,000        706,100
  Accrued liabilities and other payables............................        927,200        792,800      1,187,900
  Income taxes payable..............................................          4,600       --                2,000
  Current maturities of notes payable to related parties............      1,360,000      1,075,000        287,000
  Current maturities of long-term debt..............................        103,100        103,100        109,000
                                                                      -------------  -------------  -------------
    Total current liabilities.......................................      8,592,500     15,215,700     10,091,300
                                                                      -------------  -------------  -------------
Long-Term Liabilities
  Notes payable to related parties, net of current maturities.......       --             --              475,000
  Long-term debt, net of current maturities.........................        241,500        189,900        293,100
                                                                      -------------  -------------  -------------
                                                                            241,500        189,900        768,100
                                                                      -------------  -------------  -------------
Stockholders' Equity
  Common stock, $100 par value; 1,500 shares authorized, 536.9
    shares issued and outstanding...................................         53,700         53,700         53,700
  Retained earnings.................................................      1,497,300      1,050,700      1,699,300
                                                                      -------------  -------------  -------------
                                                                          1,551,000      1,104,400      1,753,000
                                                                      -------------  -------------  -------------
                                                                      $  10,385,000  $  16,510,000  $  12,612,400
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                                SUN VALLEY FORD

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                                     ----------------------------
                                                                       YEAR ENDED        1997           1996
                                                                      DECEMBER 31,   -------------  -------------
                                                                          1996
                                                                      -------------   (UNAUDITED)    (UNAUDITED)
SALES
  New vehicles......................................................  $  25,591,300  $  13,929,200  $  11,406,400
  Fleet.............................................................     19,272,700     11,259,800      9,519,600
  Used vehicles.....................................................     12,023,900      4,856,900      6,444,800
  Service, body and parts...........................................     10,456,000      5,127,200      5,184,500
  Used wholesale....................................................      2,506,300        922,800      1,361,800
  Warranty..........................................................      1,887,000        890,800        902,000
  Finance and insurance.............................................        489,600        257,800        273,000
  Other.............................................................        174,200         52,200         92,000
                                                                      -------------  -------------  -------------
                                                                         72,401,000     37,296,700     35,184,100
                                                                      -------------  -------------  -------------
COST OF SALES
  New vehicles......................................................     23,671,700     13,163,200     10,628,600
  Fleet.............................................................     18,240,000     10,473,800      9,008,400
  Used vehicles.....................................................     10,823,700      4,181,500      5,775,400
  Service, body and parts...........................................      6,894,200      3,464,300      3,425,700
  Used Wholesale....................................................      2,501,000        922,400      1,359,300
  Warranty..........................................................        914,700        441,300        450,200
  Finance and insurance.............................................        240,100         97,100        130,300
  Other.............................................................         89,200         26,000         48,000
                                                                      -------------  -------------  -------------
                                                                         63,374,600     32,769,600     30,825,900
                                                                      -------------  -------------  -------------
GROSS PROFIT........................................................      9,026,400      4,527,100      4,358,200
SELLING, GENERAL AND ADMINISTRATIVE.................................      8,564,900      4,155,100      3,891,200
                                                                      -------------  -------------  -------------
INCOME FROM OPERATIONS..............................................        461,500        372,000        467,000
                                                                      -------------  -------------  -------------
OTHER INCOME (EXPENSE)
  Interest expense..................................................       (116,000)      (124,800)      (131,900)
  Interest income...................................................         25,600       --             --
  Miscellaneous.....................................................         59,000         12,000         42,100
                                                                      -------------  -------------  -------------
                                                                            (31,400)      (112,800)       (89,800)
                                                                      -------------  -------------  -------------
INCOME BEFORE INCOME TAXES..........................................        430,100        259,200        377,200
PROVISION FOR INCOME TAXES..........................................          8,900          5,800          4,000
                                                                      -------------  -------------  -------------
NET INCOME..........................................................        421,200        253,400        373,200
RETAINED EARNINGS, beginning of period..............................      1,378,100      1,497,300      1,378,100
DISTRIBUTIONS PAID..................................................       (302,000)      (700,000)       (52,000)
                                                                      -------------  -------------  -------------
RETAINED EARNINGS, end of period....................................  $   1,497,300  $   1,050,700  $   1,699,300
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                                SUN VALLEY FORD

                            STATEMENTS OF CASH FLOWS

                                                                                       SIX MONTHS ENDED JUNE 30,
                                                                                      ----------------------------
                                                                        YEAR ENDED        1997           1996
                                                                       DECEMBER 31,   -------------  -------------
                                                                           1996
                                                                       -------------   (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.........................................................  $     421,200  $     253,400  $     373,200
  Adjustments to reconcile net income to net cash provided
    (used) by operating activities:
    Depreciation and amortization....................................        304,800        123,800        109,700
    Loss on disposal of assets.......................................        106,600         66,900         54,300
    Allowance for doubtful accounts..................................         23,700         47,000        120,700
    Changes in:
      Receivables....................................................        (14,400)    (1,002,500)      (724,400)
      Inventories....................................................      3,210,100     (4,965,400)     2,569,700
      Prepaid expenses...............................................         68,300        (17,000)        64,100
      Deposits.......................................................        (45,700)      --              (45,700)
      Accounts payable...............................................        230,600        245,200        408,900
      Accrued liabilities and other payables.........................         77,800       (225,600)       247,300
      Income taxes payable...........................................          4,600         (4,600)         2,000
                                                                       -------------  -------------  -------------
        Net cash provided (used) by operating activities.............      4,387,600     (5,478,800)     3,179,800
                                                                       -------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment................................       (221,600)      (302,800)       (80,100)
  Loan to stockholder................................................        (82,000)      (115,000)       (82,000)
  Repayment on notes receivable from stockholders....................        146,500          1,900          3,800
                                                                       -------------  -------------  -------------
        Net cash used by investing activities........................       (157,100)      (415,900)      (158,300)
                                                                       -------------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable to related parties.....................        975,000        325,000        275,000
  Outstanding checks in excess of bank balance.......................        227,800       (153,500)      --
  Net borrowings (payments) on floor plan note payable...............     (4,763,500)     7,046,700     (2,315,000)
  Principal repayments on notes payable to related parties...........       (358,200)      (610,000)      (256,200)
  Distributions paid.................................................       (302,000)      (700,000)       (52,000)
  Principal repayments on long-term debt.............................       (114,300)       (51,600)       (56,800)
                                                                       -------------  -------------  -------------
        Net cash provided (used) by financing activities.............     (4,335,200)     5,856,600     (2,405,000)
                                                                       -------------  -------------  -------------
NET CHANGE IN CASH...................................................       (104,700)       (38,100)       616,500
CASH, beginning of period............................................        159,300         54,600        159,300
                                                                       -------------  -------------  -------------
CASH, end of period..................................................  $      54,600  $      16,500  $     775,800
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

SUPPLEMENTAL CASH-FLOW INFORMATION:
  Cash paid during the period for:
    Income taxes.....................................................  $       1,000  $      12,000  $    --
    Interest.........................................................  $     713,700  $     439,200  $     386,672

   The accompanying notes are an integral part of these financial statements.

                                SUN VALLEY FORD

                         NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF OPERATIONS--Sun Valley Ford, (the Company), engages in retail sales of new Ford, Hyundai, and Volkswagen vehicles obtained through dealership agreements, used vehicles, parts and service. The Company sells to individuals and commercial businesses located primarily in the Concord, California area.

    CASH AND CASH EQUIVALENTS--For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    CONCENTRATION OF RISK--Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of bank demand deposits in excess of FDIC insurance thresholds and receivables. Credit risk related to receivables is mitigated through ongoing credit evaluations of its customers and a large, diversified customer base. Historically, the Company has not experienced significant losses on trade receivables.

    INVENTORIES--New vehicle, used vehicle, and parts and accessories inventories are stated at the lower of cost or market. Cost for new vehicles is determined by using the last-in, first-out (LIFO) method. Cost for used vehicles is based on the specifically identified amounts. For parts inventories, cost is based on current catalog prices, which approximates cost determined using the first-in, first-out method.

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost and depreciated or amortized using straight-line and accelerated methods over the following estimated useful lives:

                                                                      5 - 24
Leasehold improvements.........................................        years
Machinery and equipment........................................      5 years
Furniture and fixtures.........................................  5 - 7 years
Company vehicles...............................................  3 - 5 years
Leased vehicles................................................      5 years

    INCOME TAXES--The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code and Chapter 4.5 of the California Revenue and Taxation Code. Under this election, income taxes are paid by the stockholders on their respective shares of corporate taxable income. The provision for income taxes consists of a franchise tax required by the California Revenue and Taxation Code equal to the greater of $800 or 1.5% of taxable income.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires the Company make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

    ADVERTISING COSTS--Advertising costs are expensed as incurred and were $650,000 for the year ended December 31, 1996. Advertising expense for the six months ended June 30, 1997 and 1996 were $401,000 (unaudited) and $285,000 (unaudited), respectively.

    REVENUE RECOGNITION--Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

    RECOGNITION OF FINANCE FEES AND INSURANCE COMMISSIONS--The Company arranges financing for its customers' vehicle purchases and arranges insurance in connection therewith. The Company receives a fee from the financial institution for arranging the financing and receives a commission for the sale of an

                                SUN VALLEY FORD

(1) DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) insurance policy. The Company is charged back for a portion of this fee should the customer terminate the finance or insurance contract before its scheduled term or before specified dates under arrangements with such institutions. Finance revenues are fees due to the Company from financial institutions for fees on contracts arranged to finance vehicle purchases.

    MAJOR SUPPLIER AND DEALER AGREEMENT--The Company purchases substantially all of its new vehicles and inventory from automakers at the prevailing prices charged by the automakers to all franchised dealers. The Company's overall sales could be impacted by the automaker's ability or unwillingness to supply the dealership with an adequate supply of popular models. The Dealer Agreement generally limits the location of the dealership and retains automaker approval rights over changes in dealership management and ownership. The automaker is also entitled to terminate the agreement if the dealership is in material breach of the terms.

    INTERIM FINANCIAL STATEMENTS--The accompanying unaudited financial statements for the six months ended June 30, 1997 and 1996 have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

(2) RECEIVABLES

                                                                        DECEMBER 31,
                                                                            1996      JUNE 30, 1997  JUNE 30, 1996
                                                                        ------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Vehicle...............................................................   $2,484,200    $ 3,411,500    $ 3,005,100
Manufacturer..........................................................      613,300        714,000        644,700
Parts and service.....................................................      184,000        203,600        306,500
House contracts.......................................................      106,300         94,400        117,600
Finance and insurance.................................................       59,900         61,100         94,400
Stockholders..........................................................       37,900        --              17,800
Other.................................................................       28,400         31,900         37,900
                                                                        ------------  -------------  -------------
                                                                          3,514,000      4,516,500      4,224,000
Less allowance for doubtful accounts..................................       79,000        126,000        176,000
                                                                        ------------  -------------  -------------
                                                                         $3,435,000    $ 4,390,500    $ 4,048,000
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

(3) NOTES RECEIVABLE FROM STOCKHOLDERS

                                                                        DECEMBER 31,
                                                                            1996      JUNE 30, 1997  JUNE 30, 1996
                                                                        ------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Note receivable from a stockholder, with interest at the prime rate;
  principal and accrued interest due December 1997; unsecured.........   $  206,500    $   321,500    $   300,800
Non-interest bearing notes receivable from stockholders; due on
  demand..............................................................       81,900         80,000        130,300
                                                                        ------------  -------------  -------------
                                                                         $  288,400    $   401,500    $   431,100
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

                                SUN VALLEY FORD

(3) NOTES RECEIVABLE FROM STOCKHOLDERS (CONTINUED)
    Interest received from a stockholder was $23,600, for the year ended December 31, 1996. No interest was received from stockholders for the six months ended June 30, 1997 and 1996.

(4) INVENTORIES

                                                                      DECEMBER 31,
                                                                          1996       JUNE 30, 1997  JUNE 30, 1996
                                                                      -------------  -------------  -------------
                                                                                      (UNAUDITED)    (UNAUDITED)
New vehicles........................................................  $   5,930,600  $  10,848,900   $ 6,698,000
Used vehicles.......................................................      1,891,800      1,967,000     1,952,000
Parts, accessories and other........................................        845,400        933,900       685,200
                                                                      -------------  -------------  -------------
                                                                          8,667,800     13,749,800     9,335,200
Less LIFO reserve for new vehicle inventories.......................      3,046,100      3,162,700     3,073,100
                                                                      -------------  -------------  -------------
                                                                      $   5,621,700  $  10,587,100   $ 6,262,100
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    If the specific identification and the first-in, first-out (FIFO) methods had been used in the accompanying financial statements, net income would have decreased $48,400, to net income of $372,800, for the year ended December 31, 1996. Net income would have increased $116,500 (unaudited) and decreased $21,400 (unaudited) to net income of $369,900 (unaudited) and $351,800 (unaudited), for the six months ended June 30, 1997 and 1996, respectively.

(5) PROPERTY AND EQUIPMENT

                                                                        DECEMBER 31,
                                                                            1996      JUNE 30, 1997  JUNE 30, 1996
                                                                        ------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Leasehold improvements................................................   $1,538,700    $ 1,704,100    $ 1,538,600
Machinery and equipment...............................................    1,358,000      1,452,000      1,326,600
Leased vehicles.......................................................      217,800        187,500        223,400
Company vehicles......................................................      146,200        131,100        155,700
Furniture and fixtures................................................       92,300         92,300         92,300
                                                                        ------------  -------------  -------------
                                                                          3,353,000      3,567,000      3,336,600
Less accumulated depreciation and amortization........................    2,494,800      2,596,700      2,372,500
                                                                        ------------  -------------  -------------
                                                                         $  858,200    $   970,300    $   964,100
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

(6) FLOOR PLAN NOTE PAYABLE

    The Company has available a $13,000,000 flooring credit line with variable interest based on the Bank's prime rate. The line is due on demand and is secured by substantially all assets of the Company.

    The Company recognized manufacturers' floor plan interest expense subsidies of approximately $556,000, for the year ended December 31, 1996, and $335,000 (unaudited) and $226,000 (unaudited) for the six months ended June 30, 1997 and 1996, respectively.

                                SUN VALLEY FORD

(7) NOTES PAYABLE TO RELATED PARTIES

                                                                        DECEMBER 31,
                                                                            1996      JUNE 30, 1997  JUNE 30, 1996
                                                                        ------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Notes payable to majority stockholder, with interest at 8.25% to 8.5%
  payable monthly; principal repayments due at various times through
  November 1997; unsecured............................................   $  875,000    $   600,000    $   275,000
Notes payable to the spouse of the majority stockholder, with interest at 8.25% to 8.5% payable monthly; principal repayments due at
  various times through November 1997; unsecured......................      275,000        275,000        275,000
Notes payable to a relative of the majority stockholder, with interest at 8.25% to 8.5% payable monthly; principal repayments due at
  various times through September 1997; unsecured.....................      200,000        200,000        200,000
Note payable to a relative of the majority stockholder, with interest
  at 8.75% payable monthly; principal due January 1997; unsecured.....       10,000        --              12,000
                                                                        ------------  -------------  -------------
                                                                          1,360,000      1,075,000        762,000
Less current maturities...............................................    1,360,000      1,075,000        287,000
                                                                        ------------  -------------  -------------
                                                                         $   --        $   --         $   475,000
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

    Interest expense on notes payable to the various related parties was $70,700 for the year ended December 31, 1996, and $43,400 (unaudited) and $41,800 (unaudited) for the six months ended June 30, 1997 and 1996, respectively.

(8) LONG-TERM DEBT

                                                                        DECEMBER 31,
                                                                            1996      JUNE 30, 1997  JUNE 30, 1996
                                                                        ------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Note payable to bank in monthly installments of $8,300, plus interest at the bank's prime rate plus .25%; maturing June 2000; secured by
  substantially all assets of the Company.............................   $  333,400    $   283,300    $   383,400
Non-interest bearing note payable to manufacturer in monthly installments of $255; maturing September 2000; secured by
  equipment...........................................................       11,200          9,700         12,700
Other.................................................................       --            --               6,000
                                                                        ------------  -------------  -------------
                                                                            344,600        293,000        402,100
Less current maturities...............................................      103,100        103,100        109,000
                                                                        ------------  -------------  -------------
                                                                         $  241,500    $   189,900    $   293,100
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

                                SUN VALLEY FORD

(8) LONG-TERM DEBT (CONTINUED)

    Principal maturities for succeeding years are as follows:

YEAR ENDING DECEMBER 31,
------------------------------------------------------------------------
1997....................................................................  $  103,100
1998....................................................................     103,100
1999....................................................................     103,100
2000....................................................................      35,300
                                                                          ----------
                                                                          $  344,600
                                                                          ----------
                                                                          ----------

(9) EMPLOYEE BENEFIT PLANS

    The Company provides a 401(k) plan covering substantially all nonunion employees meeting minimum service and age requirements. The Company matches employee contributions up to $600 per year. In addition, the Company may make additional discretionary contributions. Employer contributions were approximately $119,000, for the year ended December 31, 1996, and $19,600 (unaudited) and $10,900 (unaudited) for the six months ended June 30, 1997 and 1996, respectively.

    The Company also contributes to a union-sponsored pension plan under a collective bargaining agreement. Contributions to the union plan were $134,000, for the year ended December 31, 1996, and $71,100 (unaudited) and $65,100 (unaudited) for the six months ended June 30, 1997 and 1996, respectively.

(10) COMMITMENTS

    The Company rents it's primary facility under an operating lease expiring in June 2007. The monthly lease payment, currently $28,200, is adjusted annually based on the lesser of increases in the Consumer Price Index or 7%, as defined in the agreement. The Company is responsible for substantially all costs associated with repairs, maintenance, taxes, and insurance. An option exists to extend the lease to March 2016.

    The Company rents a second facility, used for it's body shop, pre-delivery center, used car reconditioning, and vehicle storage, from The Bartlett Family Partnership, a related limited partnership controlled by the majority stockholder, under an operating lease expiring November 2008. The monthly lease payment is $20,000, plus an additional amount calculated at the end of each year equal to 10% of pre-bonus profits, as defined in the agreement. In December 1998, the base monthly rent increases to $27,600, and will be adjusted annually based on increases in the Consumer Price Index, as defined in the agreement. No additional rent based on profits will be paid after November 1998. An option exists to extend the lease to November 2016.

    In addition, the Company leases office equipment and a vehicle storage lot under operating leases expiring through September 2001.

                                SUN VALLEY FORD

(10) COMMITMENTS (CONTINUED)
    Future minimum payments under these operating leases are as follows:

YEAR ENDING DECEMBER 31,
----------------------------------------------------------------------
1997..................................................................  $    611,400
1998..................................................................       613,800
1999..................................................................       673,400
2000..................................................................       673,400
2001..................................................................       672,700
Thereafter............................................................     4,150,100
                                                                        ------------
                                                                        $  7,394,800
                                                                        ------------
                                                                        ------------

    Rent expense was $651,100, for the year ended December 31, 1996. Rent to a related party was $335,800, and includes $95,800 in accounts payable. Rent expense for the six months ended June 30, 1997 and 1996 was $278,700 (unaudited) and $261,100 (unaudited), respectively. Related party rent expense was $120,000 (unaudited) for the six months ended June 30, 1997 and 1996, including $95,800 (unaudited) and $30,000 (unaudited), respectively, in accounts payable

(11) FAIR VALUE OF SIGNIFICANT FINANCIAL INSTRUMENTS

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    The carrying amount of cash equivalents, trade receivables, trade payables, and floor plan note payable approximate fair value because of the short-term nature of these instruments. It is not practicable to estimate the fair values of stockholder receivables, notes receivable from stockholders, or notes payable to related parties, as the relationship of the parties to the Company influences the terms of the instruments, and similar instruments are not generally available.

    The carrying amounts and estimated fair values of the Company's significant financial instruments, none of which are held for trading purposes, are as follows:

                                         DECEMBER 31, 1996              JUNE 30, 1997
                                     --------------------------  ----------------------------
                                       CARRYING        FAIR        CARRYING         FAIR
                                        AMOUNT        VALUE         AMOUNT          VALUE
                                     ------------  ------------  -------------  -------------
Financial liabilities:
  Floor plan note payable..........  $  5,350,800  $  5,350,800  $  12,397,500  $  12,397,500
  Note payable to bank.............       333,400       333,400        283,300        283,300
  Long-term debt...................        11,200        11,200          9,700          9,700

    The carrying amounts shown in the above table are included in the balance sheet under the indicated captions.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    FLOOR PLAN NOTE PAYABLE--The carrying amount approximates fair value because the interest rate fluctuates with the lender's prime rate.

                                SUN VALLEY FORD

(11) FAIR VALUE OF SIGNIFICANT FINANCIAL INSTRUMENTS (CONTINUED)
    NOTE PAYABLE TO BANK--The carrying amount approximates fair value because the interest rate fluctuates with the lender's prime rate.

(12) CONTINGENCIES

    ENVIRONMENTAL--Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

    LITIGATION--The Company is from time to time subject to routine litigation incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

(13) SUBSEQUENT EVENT

    The Company has executed a purchase and sale agreement whereby it has agreed to sell substantially all if its assets to Lithia Motors, Inc. The purchase price will consist of cash consideration of approximately $6,918,000 for property, plant and equipment and intangible assets, plus an amount for parts inventory. In addition, the purchaser will acquire the new vehicle inventories at the cost paid to the manufacturer and used vehicle inventories at a negotiated value. The sale is subject to customary closing conditions and approval of the change in ownership by the franchisers.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                                        LITHIA
                                                              LITHIA                                    MOTORS,
                                                              MOTORS,     SUN VALLEY                     INC.
                                                               INC.          FORD      ADJUSTMENTS     PRO FORMA
                                                           -------------  -----------  ------------  -------------
                                                      ASSETS
Current Assets:
  Cash and cash equivalents..............................    $  15,296     $  --       $  (5,277)(a)   $  10,019
  Trade receivables......................................        3,851        --            --             3,851
  Notes receivable, current portion......................          204        --            --               204
  Inventories, net.......................................       42,626        10,776        --            53,402
  Vehicles leased to others, current portion.............          859        --            --               859
  Prepaid expenses and other.............................          286           115        --               401
  Deferred income taxes..................................        1,316        --            --             1,316
                                                           -------------  -----------  ------------  -------------
    Total Current Assets.................................       64,438        10,891      (5,277)         70,052
Property and Equipment, net of accumulated
  depreciation...........................................        8,816         1,704        --            10,520
Vehicles Leased to Others, less current portion..........        5,269        --            --             5,269
Notes Receivable, less current portion...................          599        --            --               599
Goodwill, net of accumulated amortization................        6,808         5,288        --            12,096
Other Non-Current Assets.................................        1,291        --            --             1,291
                                                           -------------  -----------  ------------  -------------
    Total Assets.........................................    $  87,221     $  17,883   $  (5,277)      $  99,827
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Flooring notes payable.................................    $  29,146     $  --       $   8,410(b)    $  37,556
  Current maturities of long-term debt...................        3,975        --            --             3,975
  Trade payables.........................................        1,699        --            --             1,699
  Accrued liabilities....................................        2,801        --            --             2,801
                                                           -------------  -----------  ------------  -------------
    Total Current Liabilities............................       37,621        --           8,410          46,031
Long-Term Debt, less current maturities..................        9,599        --           4,196(c)       13,795
Deferred Revenue.........................................        2,784        --            --             2,784
Other Long-Term Liabilities..............................          175        --            --               175
Deferred Income Taxes....................................        2,753        --            --             2,753
                                                           -------------  -----------  ------------  -------------
    Total Liabilities....................................       52,932        --          12,606          65,538
                                                           -------------  -----------  ------------  -------------

Shareholders' equity
  Preferred stock--no par value; authorized 15,000
    shares; issued and outstanding; none.................       --            --            --            --
  Class A common stock--no par value; authorized 100,000
    shares; issued and outstanding 2,896.................       28,037        --            --            28,037
  Class B common stock authorized 25,000 shares; issued
    and outstanding 4,110................................          511        --            --               511
  Retained earnings......................................        5,741        --            --             5,741
                                                           -------------  -----------  ------------  -------------
    Total Shareholders' Equity...........................       34,289        --            --            34,289
                                                           -------------  -----------  ------------  -------------
    Total Liabilities and Shareholders' Equity...........    $  87,221     $  --       $  12,606       $  99,827
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                        LITHIA
                                                              LITHIA                                    MOTORS,
                                                              MOTORS,     SUN VALLEY                     INC.
                                                               INC.          FORD      ADJUSTMENTS     PRO FORMA
                                                           -------------  -----------  ------------  -------------
Sales:
  Vehicles...............................................   $   123,703    $  40,122   $    --        $   163,825
  Service, body, parts and other.........................        19,141       32,279        --             51,420
                                                           -------------  -----------  ------------  -------------
    Net Sales............................................       142,844       72,401        --            215,245
Cost of sales
  Vehicles...............................................       109,082       36,997        (266)(d)      145,813
  Service, body, parts and other.........................         9,565       26,378        --             35,943
                                                           -------------  -----------  ------------  -------------
    Cost of Sales........................................       118,647       63,375        (266)         181,756
                                                           -------------  -----------  ------------  -------------
    Gross profit.........................................        24,197        9,026        (266)          33,489
Selling, general and administrative......................        20,277        8,565         132(e)        28,974
                                                           -------------  -----------  ------------  -------------
    Operating income.....................................         3,920          461         134            4,515
Other income (expense)
  Equity in income of affiliate..........................            44       --            --                 44
  Interest income........................................           193           26        --                219
  Interest expense.......................................        (1,353)        (116)     (1,008)(f)       (2,477)
  Other, net.............................................         1,112           59        --              1,171
                                                           -------------  -----------  ------------  -------------
                                                                     (4)         (31)     (1,008)          (1,043)
                                                           -------------  -----------  ------------  -------------
Income before minority interest and income taxes.........         3,916          430        (874)           3,472
Minority interest........................................          (687)      --            --               (687)
                                                           -------------  -----------  ------------  -------------
Income before income taxes...............................         3,229          430        (874)           2,785
Income tax (benefit) expense.............................          (813)           9       1,862(g)         1,058
                                                           -------------  -----------  ------------  -------------
Net income...............................................   $     4,042    $     421   $  (2,736)     $     1,727
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------
Basic net income per share...............................   $      0.87    $  --       $    --        $      0.37
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------
Diluted net income per share.............................   $      0.81    $  --       $    --        $      0.35
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                         LITHIA
                                                              LITHIA                                     MOTORS,
                                                              MOTORS,     SUN VALLEY                      INC.
                                                               INC.          FORD       ADJUSTMENTS     PRO FORMA
                                                           -------------  -----------  -------------  -------------
Sales:
  Vehicles...............................................   $   104,875    $  19,709     $  --         $   124,584
  Service, body, parts and other.........................        16,251       17,588        --              33,839
                                                           -------------  -----------        -----    -------------
    Net Sales............................................       121,126       37,297        --             158,423

Cost of sales
  Vehicles...............................................        94,049       18,267          (117)(d)      112,199
  Service, body, parts and other.........................         7,413       14,503        --              21,916
                                                           -------------  -----------        -----    -------------
    Cost of Sales........................................       101,462       32,770          (117)        134,115
                                                           -------------  -----------        -----    -------------
    Gross profit.........................................        19,664        4,527          (117)         24,308
Selling, general and administrative......................        15,581        4,155            66(e)       19,802
                                                           -------------  -----------        -----    -------------
    Operating income.....................................         4,083          372            51           4,506

Other income (expense)
  Equity in income of affiliate..........................            56       --            --                  56
  Interest income........................................            61       --            --                  61
  Interest expense.......................................          (651)        (125)         (504)(f)       (1,280)
  Other, net.............................................           541           12        --                 553
                                                           -------------  -----------        -----    -------------
                                                                      7         (113)         (504)           (610)
                                                           -------------  -----------        -----    -------------
Income before minority interest and income taxes.........         4,090          259          (453)          3,896
Income tax expense.......................................         1,579            6          (105)(g)        1,480
                                                           -------------  -----------        -----    -------------
Net income...............................................   $     2,511    $     253     $    (348)    $     2,416
                                                           -------------  -----------        -----    -------------
                                                           -------------  -----------        -----    -------------
Basic net income per share...............................   $      0.36    $  --         $  --         $      0.35
                                                           -------------  -----------        -----    -------------
                                                           -------------  -----------        -----    -------------
Diluted net income per share.............................   $      0.35    $  --         $  --         $      0.34
                                                           -------------  -----------        -----    -------------
                                                           -------------  -----------        -----    -------------

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

            FOOTNOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION

    The accompanying unaudited pro forma financial statements have been prepared to present the effect of the acquisition by the Company of Sun Valley Ford. The pro forma financial statements have been prepared based upon the historical financial statements of the Company and Sun Valley Ford as if the acquisition had occurred at June 30, 1997 and at the beginning of the respective periods.

    The Pro Forma Consolidated Balance Sheet was prepared using only those assets and liabilities of Sun Valley Ford that were purchased by the Company.

    The Pro Forma Consolidated Statements of Operations may not be indicative of the results of operations that actually would have occurred if the transactions had been in effect as of the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. The pro forma financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1996 Annual Report on Form 10-K and the audited financial statements and notes thereto for Sun Valley Ford included elsewhere in this report of Form 8-K/A-1. Management believes that all adjustments necessary to present fairly such pro forma financial statements have been made based on the terms and structure of the transaction.

2. PRO FORMA ADJUSTMENTS

(a) To record cash paid for Sun Valley Ford.

(b) To record flooring notes payable incurred as part of acquisition.

(c) To record note payable to seller of Sun Valley Ford.

(d) To record the conversion from the LIFO method of inventory accounting to the FIFO method:

                                                                              12/31/96      6/30/97
                                                                             -----------  -----------
Lithia Motors..............................................................   $    (314)   $  --
Sun Valley Ford............................................................          48         (117)
                                                                                  -----        -----
                                                                              $    (266)   $    (117)
                                                                                  -----        -----
                                                                                  -----        -----

(e) To record amortization of intangibles associated with the purchase of Sun Valley Ford. Intangibles are being amortized on the straight-line basis over the expected period to be benefitted of forty years.

(f) To record interest expense related to notes payable.

(g) To record income tax expense at an effective rate of 38 percent.

                       [INSIDE BACK COVER OF PROSPECTUS]

                            [PRIORITY YOU CAMPAIGN]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Disclosure Regarding Forward-Looking Statements...........................    8
Risk Factors..............................................................    9
Use of Proceeds...........................................................   16
Common Stock Price Range and Dividend Policy..............................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Selected Consolidated Quarterly Financial Data............................   20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   21
Industry..................................................................   28
Business..................................................................   30
Management................................................................   43
Principal Shareholders....................................................   49
Certain Relationships and Related Transactions............................   51
Description of Capital Stock..............................................   52
Underwriting..............................................................   56
Legal Matters.............................................................   57
Experts...................................................................   57
Source of Certain Information.............................................   58
Available Information.....................................................   58
Index to Financial Statements.............................................  F-1


                                3,000,000 SHARES

                                     [LOGO]

                              LITHIA MOTORS, INC.

                              CLASS A COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  FURMAN SELZ
                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED
                            EVEREN SECURITIES, INC.
                         BANCAMERICA ROBERTSON STEPHENS


                               DATED MAY 1, 1998


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